Exhibit 99.1

Precision DRILLING

Notice of 2020 Annual and Special Meeting of Shareholders

To be held on May 14, 2020
10:00 a.m. Mountain Daylight Time (MDT)

Management Information Circular

April 1, 2020

Welcome

to our 2020 Management Information Circular

This document includes important information about Precision and the business of our 2020 annual and special meeting.

The summary starting on page 6 gives you an update on our performance for the year, our governance practices and the key elements affecting executive pay for 2019.

Please take time to read the Management Information Circular (the **Circular**) and remember to vote. We look forward to seeing you on May 14, 2020.

What's Inside

1 Letter to Shareholders

5 About Precision

6 Summary of 2019

14 2019 Corporate Governance Highlights

15 Management Information Circular

16 A – The Annual and Special Meeting

41 B – Governance

63 C – Executive Compensation

- 64 Compensation Discussion and Analysis
- 71 2019 Executive Compensation
- 88 2019 Compensation Details

97 D – Other Information

99 Appendix – Board of Directors Charter

Corporation (Precision) will be held at 10:00 a.m. MDT on Thursday, May 14, 2020. In keeping with our culture focused on safety and to deal with the public health impact of COVID-19 Novel Coronavirus (COVID-19), we will be holding this year’s meeting in a virtual-only format via live webcast. At the meeting, you will have the opportunity to ask questions and vote on several matters. Attending the virtual meeting is your opportunity to receive an update on our 2019 performance and our plans for the future. Inside this Management Information Circular, you will find important information and instructions about how to participate at our virtual annual meeting. The global outbreak of COVID-19 has become the greatest near-term risk to our business as it creates a major threat to the health and safety of the global population. The outbreak has resulted in extreme declines in global stock markets and major financial stress to both governments and companies in all sectors. In addition, our industry has been severely impacted by the sharp decline of crude oil prices after the OPEC+ Alliance failed to reach an agreement in mid-March. Our Board and Management team have been implementing all steps necessary to ensure the safety of our employees and the ongoing delivery of services to our customers. Since mid-February we specifically and accurately identified two critical risks associated with COVID-19 and moved expeditiously to implement our emergency response plans. The first risk involved ensuring effective business continuity by keeping our employees safe and ensuring that both our field and corporate employees were available to continue to deliver our industry leading High Performance, High Value services. We mitigated this risk by swiftly implementing additional safety protocols and leveraging our bench strength to provide field personnel and the technology required to support operations remotely. The second risk was that customers would react swiftly and meaningfully to lower commodity prices resulting in a significant reduction to our drilling activity. The Board and Management implemented steps to quickly examine and reduce all expenditures and cash outlays to minimize spending and retain cash. We immediately implemented measures, such as reducing staffing levels and implemented a hiring freeze to align with lower drilling activity. We also reduced our 2020 capital expenditure plan from US$95 million to US$48 million, down approximately 50% from our previously set plan. We eliminated all non-essential travel, entertaining and other discretionary spending and reduced our share repurchase activity under our Normal Course Issuer Bid program to maintain liquidity. In addition, the Board agreed to reduce their annual retainers by 20% and be paid in cash in order to reduce dilution. The CEO voluntarily agreed to a 20% reduction, and all other executives to a 10% reduction of their annual base salaries. We are confident that the significant investments we have made over the past several years, in rig technology development, fleet quality, and support systems have positioned our company very well to endure these volatile times. Over the past few years, we have strengthened our balance sheet by reducing debt levels with free cash flow and managed debt maturities while retaining a strong liquidity position. Despite public equity markets aggressively selling off all oil and gas service equities, including Precision, we have complete confidence in the value created by Precision’s people, our Super Series rig fleet, and our operational support systems and scale. We are confident in our ability to successfully weather this storm and continue to strengthen our position as a leading provider of services to the oil and natural gas industry.

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Please Read this Circular This Management Information Circular includes important information about voting, the business of the meeting, the auditors, the nominated directors, our governance practices, proposed share consolidation, director and executive compensation and the key elements that affected executive pay for 2019. This information will help you decide how to vote your shares. This year we are asking you to elect eight directors to the Board for a term of one year. All of our nominees are qualified and experienced and have agreed to stand for election. As a result of market conditions, expected reductions in activity and revenue and supporting cost and headcount reductions, the Board of Directors assessed both its size and skills and determined that it was appropriate to reduce the size of the Board from nine to eight board members. The Board also concluded that it has the required skills to continue to provide the appropriate oversight and governance to the organization with eight directors. Mr. Allen Hagerman, the longest tenured director, joining the Board in 2006, in support of this determination decided not to stand for re-election. We would like to thank him for his many years of service and contributions as a Precision director. You can read about each nominee beginning on page 28. We are also seeking your approval for a share consolidation (or reverse stock split) at a ratio to be determined by the Board but within the range of one (1) post-consolidation share for every five (5) to forty (40) old shares. You can read more about the proposed share consolidation beginning on page 23. You will also have a say on executive pay at the meeting. We hold this advisory vote every year, so we can receive regular feedback from shareholders. This Management Information Circular discusses Precision’s strong commitment to pay for performance, our alignment with shareholder interests and the Board’s decisions about executive compensation for 2019. Our compensation decisions are based on corporate, individual and relative performance. Precision’s incentive plans are carefully designed to support our high governance standards and pay for performance philosophy. A pay for performance analysis typically compares Precision’s performance and executive compensation against a group of peers to determine relative alignment. Crucial to this analysis is the selection of appropriate peers. We select U.S. and Canadian companies in the oilfield services industry based on financial and operational attributes. We review factors such as revenue, EBITDA, assets, market capitalization, enterprise value, geographic footprint and complexity of services offered to ensure that our group contains companies that are very similar to Precision. You can also read about executive compensation in the message from the chair of the Human Resources and Compensation Committee beginning on page 9 and the compensation discussion and analysis beginning on page 63. We believe engaging with shareholders directly is an integral part to our overall approach to executive compensation and we appreciate the previous high levels of support we have received from shareholders on our ‘say on pay’ vote (89.6% in 2019, 89.8% in 2018, and 91.9% in 2017). In 2020, we have made changes to our executive compensation programs based on the current state of the market and feedback received from shareholders. We reduced Board and executive salaries; implemented a negative total shareholder return (TSR) collar for performance share units (PSUs); added the S&P 500 Index to our 2020 PSU peer group; applied a payout cap of five times the original grant for the 2020 PSUs; and ceased the granting of stock options. You can read more about the changes we made for 2020 on page 11.

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Precision DRILLING

Led by the CEO and the Board, our leadership team has been executing the strategy we believe best positions Precision to withstand the challenging and volatile market environment and achieve long-term growth. We ask that you take some time to read the Circular and continue to support us with your vote 'FOR' all resolutions.

Your Vote Is Important

You can vote your shares by attending the virtual meeting or use the enclosed proxy form or voting instruction form to vote by proxy. If you have any questions about voting, please contact our proxy solicitor, Kingsdale Advisors, at 1.888.518.1560 (toll free in North America) or 416.867.2272 (to call collect from outside North America). You may also send an email to contactus@kingsdaleadvisors.com.

In Closing

These are particularly challenging times for the world and especially for the oilfield services industry, and we appreciate the hard work and dedication of our people across the Precision organization. We are extremely proud of our standing as a leading North American drilling company with global diversification, a strong liquidity position and an excellent customer base. We have an experienced management team dedicated to growing Precision and delivering value to our shareholders.

Please remember to vote. We thank you for your continued confidence and look forward to the virtual meeting on May 14, 2020, which will be available at https://web.lumiagm.com/227450298.

Sincerely,

Steven W. Krablin
Chair of the Board of Directors

Kevin A. Neveu
President and Chief Executive Officer

Led by the Cn

Notice of our 2020 Annual and Special Meeting of Shareholders When Where May 14, 2020 Virtual only meeting via live 10:00 a.m. Mountain Daylight Time (MDT) audio webcast online at https://web.lumiagm.com/227450298 Items of Business 1. Receive the audited consolidated financial statements and report of the auditors for the year ended December 31, 2019 2. Elect the directors 3. Appoint the auditors and authorize the directors to set the auditors’ fees 4. Participate in our ‘say on pay’ advisory vote 5. Consider a special resolution authorizing and approving a share consolidation 6. Other business Your Vote is Important The attached Management Information Circular includes important information about what the annual and special meeting will cover, how to vote, our governance practices and executive compensation at Precision Drilling Corporation. This year, to deal with the public health impact of COVID-19, we will be holding the meeting in a virtual-only format via live audio webcast available at https://web.lumiagm.com/227450298 where registered shareholders and duly appointed proxyholders can participate, vote, or submit questions during the meeting. By order of the Board of Directors, Veronica H. Foley Senior Vice President, General Counsel and Corporate Secretary Precision Drilling Corporation Calgary, Alberta April 1, 2020 Precision Drilling Corporation provides onshore drilling and completion and production services to exploration and production companies in the oil and natural gas industry. Headquartered in Calgary, Alberta, Canada, we are a leading North American drilling company. We also have operations in the Middle East. Our shares trade on the Toronto Stock Exchange under the symbol PD and on the New York Stock Exchange under the symbol PDS.

Notice of our 2020 Annual and Special Meeting of Shareholders When Where May 14, 2020 Virtual only meeting via live 10:00 a.m. Mountain Daylight Time (MDT) audio webcast online at https://web.lumiagm.com/227450298 Items of Business 1. Receive the audited consolidated financial statements and report of the auditors for the year ended December 31, 2019 2. Elect the directors 3. Appoint the auditors and authorize the directors to set the auditors’ fees 4. Participate in our ‘say on pay’ advisory vote 5. Consider a special resolution authorizing and approving a share consolidation 6. Other business Your Vote is Important The attached Management Information Circular includes important information about what the annual and special meeting will cover, how to vote, our governance practices and executive compensation at Precision Drilling Corporation. This year, to deal with the public health impact of COVID-19, we will be holding the meeting in a virtual-only format via live audio webcast available at https://web.lumiagm.com/227450298 where registered shareholders and duly appointed proxyholders can participate, vote, or submit questions during the meeting. By order of the Board of Directors, Veronica H. Foley Senior Vice President, General Counsel and Corporate Secretary Precision Drilling Corporation Calgary, Alberta April 1, 2020 Precision Drilling Corporation provides onshore drilling and completion and production services to exploration and production companies in the oil and natural gas industry. Headquartered in Calgary, Alberta, Canada, we are a leading North American drilling company. We also have operations in the Middle East. Our shares trade on the Toronto Stock Exchange under the symbol PD and on the New York Stock Exchange under the symbol PDS.

Notice of our 2020 Annual and Special Meeting of Shareholders When Where May 14, 2020 Virtual only meeting via live 10:00 a.m. Mountain Daylight Time (MDT) audio webcast online at https://web.lumiagm.com/227450298 Items of Business 1. Receive the audited consolidated financial statements and report of the auditors for the year ended December 31, 2019 2. Elect the directors 3. Appoint the auditors and authorize the directors to set the auditors’ fees 4. Participate in our ‘say on pay’ advisory vote 5. Consider a special resolution authorizing and approving a share consolidation 6. Other business Your Vote is Important The attached Management Information Circular includes important information about what the annual and special meeting will cover, how to vote, our governance practices and executive compensation at Precision Drilling Corporation. This year, to deal with the public health impact of COVID-19, we will be holding the meeting in a virtual-only format via live audio webcast available at https://web.lumiagm.com/227450298 where registered shareholders and duly appointed proxyholders can participate, vote, or submit questions during the meeting. By order of the Board of Directors, Veronica H. Foley Senior Vice President, General Counsel and Corporate Secretary Precision Drilling Corporation Calgary, Alberta April 1, 2020 Precision Drilling Corporation provides onshore drilling and completion and production services to exploration and production companies in the oil and natural gas industry. Headquartered in Calgary, Alberta, Canada, we are a leading North American drilling company. We also have operations in the Middle East. Our shares trade on the Toronto Stock Exchange under the symbol PD and on the New York Stock Exchange under the symbol PDS.

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About Precision

Precision Drilling Corporation provides onshore drilling and completion and production services to exploration and production (E&P) companies in the oil and natural gas industry. The Company offers customers access to an extensive fleet of highly efficient Super Series drilling rigs, supported by its digitally enabled Alpha Technologies offering. Precision has partnered with several industry leaders to develop its full technology suite consisting of AlphaAutomation, AlphaApps and AlphaAnalytics, which delivers efficient, predictable and repeatable results through enhanced drilling performance.

We own and operate a fleet of drilling rigs in Canada, the U.S. and the Middle East that are designed and operated by us to make drilling for oil and natural gas safe and efficient.

From our founding as a private drilling contractor in the 1950s, Precision has grown to become one of the most active drillers in North America. Our competitive advantage is underpinned by five distinguishing features:

▪	a competitive operating model that drives efficiency, quality and cost control
▪	a culture focused on safety, corporate responsibility and field performance
▪	size and scale of operations that provide higher margins and better service capabilities
▪

a high-quality drilling rig fleet, with AC rigs capable of supporting our AlphaAutomation technology to deliver consistent, repeatable, high-quality wellbores while improving safety, performance and operational efficiency, and

▪	a capital structure that provides long-term stability, flexibility and liquidity that allows us to take advantage of business cycle opportunities.

The summary below gives a snapshot of Precision – what we do and what we do not do.

What we do		What we do not do
✓	Design, construct and operate onshore drilling rigs	X	Transport, refine or store oil and natural gas
✓	Drill oil and natural gas wells at the direction of our E&P customers	X	Hydraulic fracturing
✓	Prioritize health, safety, and environmental stewardship, while delivering superior services	X	Own, lease or manage land where our rigs operate
✓	Develop rig technology focused on increasing efficiency, keeping our employees safe and reducing our environmental footprint	X	Participate in downstream operations
✓	Train field staff at two drilling technical centres, one in Nisku, Alberta and one in Houston, Texas	X	Pump water underground, or treat and dispose wastewater from drilling sites
✓	Employ approximately 5,000 people
✓	Provide a full range of health, disability, retirement and educational assistance benefits for our employees

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Summary of 2019

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. Our mission is to deliver High Performance through passionate people supported by quality business systems, drilling technology, equipment and infrastructure designed to optimize results and reduce risks; and create High Value by operating safely and sustainably, lowering our customers' risks and costs while improving efficiency, developing our people, and generating superior financial returns for our investors. We work toward this vision and the two pillars that support it by defining and measuring our results against strategic priorities. Precision has a multi-year track record of clearly defining and delivering on our strategic initiatives. Our 2019 strategic priorities and the effectiveness of our strategic initiatives are summarized below.

Oil and natural gas prices were extremely volatile in 2019, particularly in the Canadian market. In the U.S., WTI averaged US$57.07 per barrel and Henry Hub natural gas prices averaged US$2.56 per MMBtu, levels supporting unconventional resource development. However, the volatile and uncertain outlook on oil prices and stringent focus on free cash flow have encouraged conservatism in customer spending, leading to significant industry decrease in rig counts late in the year. In Canada, acute pipeline takeaway shortfalls and continued uncertainty in regulatory policy continued to cause immense pressure on regional activity levels, particularly at the beginning of the year.

2019 Strategic Priorities	2019 Results

Generate strong free cash flow to reduce debt.

▪2019 target of $100 million to $150 million debt repayment.

▪Long-term target of $400 million to $600 million debt repayment, by year-end 2021 (inclusive of 2018 debt repayments).

By mid-year Precision increased its 2019 debt repayment target to $200 million. We ended the year with a total of $205 million of debt reduction, exceeding the high end of our original targeted range by $55 million.

Including 2018 repayments, have reduced debt by $380 million, nearing the low end of our long-term $400 million to $600 million targeted range just two years into the four-year plan.

Significant cash generation has provided financial flexibility to utilize our Normal Course Issuer Bid (NCIB) to repurchase and cancel approximately 16 million shares for $26 million.

Ended the year with a reported cash balance of $75 million and completed a one-year extension of US$500 million Senior Credit Facilities, now maturing November 2023.

Divested non-core assets for cash proceeds of approximately $91 million.

Reduced G&A expenses. Anticipating 2020 G&A run-rate to be less than $90 million before stock-based expenses.

Reduced interest expense from 2019 debt repayments with annual interest savings in 2020 expected to be approximately $13 million.

Maximize financial results by leveraging our High Performance, High Value Super Series fleet and scale with disciplined cost management.

Based on average daily land drilling rigs working, sustained highest market share on record in the U.S. and Canada averaging 8% and 28%, respectively, in 2019.

U.S. contract drilling margins (revenue less operating costs) were up 19% compared to prior year. Generated strong cash flow in Canada and International margins remained stable.

Significant improvement with Completion and Production Services segment, posting a 62% increase in Adjusted EBITDA compared to prior year.

Revenue was $1,541 million which was in line with 2018 as stable activity and improved day rates in the U.S. were offset by lower activity in Canada.

Adjusted EBITDA in 2019 was $392 million, 5% higher than 2018 despite a significant decrease in industry activity in the Canadian market.

Full-scale commercialization of our AlphaAutomation, AlphaApps and AlphaAnalytics.

Ended the year with a total of 34 AlphaAutomation systems deployed in the field, plus both of our training rigs located in Nisku and Houston.

Achieved full commercialization of AlphaAutomation in November, with systems deployed achieving over 90% utilization and earning commercial rates.

Drilled over 1,100 wells since roll-out of AlphaAutomation technology, which includes more than 600 wells drilled in 2019.

At year-end, Precision had 15 drilling AlphaApps either commercialized or in final stages of development.

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In this Circular, we use certain non-GAAP measures to assess our performance and provide important supplemental information to investors. Adjusted EBITDA, Funds from Operations and Return on Capital Employed are non-GAAP measures and do not have standardized meanings as prescribed by International Financial Reporting Standards (IFRS), and therefore may not be comparable with similar measures presented by other issuers. For more information about these measures, see page 97 of this Circular or page 64 of our 2019 Annual Report on our website (www.precisiondrilling.com).

Share Performance

Precision shares and the macro environment experienced persistent volatility in 2019. The graphs below show our daily share price and trading volumes on the two exchanges on which we trade. Please see page 87 for a comparison of our total shareholder return (TSR) to the total return of the S&P/TSX Composite Index, the S&P/TSX Equal Weight Oil & Gas Index and the TSR of our 2019 PSU Performance Peer Group.

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In the previous five years, management and the Board have been mindful to set strategic priorities that are aligned with current market conditions. These market conditions have had a direct impact on our short- and long-term goals.

2019

During the year, we divested several non-core assets, including five idle rigs in Mexico, Precision’s snubbing assets and our Terra Water Treatment Systems business.

In July, our sixth rig in Kuwait commenced drilling operations.

In August, we launched our Normal Course Issuer Bid authorizing us to repurchase up to 29.2 million shares by August 2020.

In November, we negotiated a one-year extension of our Senior Credit Facility to November 2023.

In November, we introduced our Alpha suite of technologies, including AlphaAutomation, AlphaApps, and AlphaAnalytics. We also announced full commercialization of our 34 AlphaAutomation systems deployed throughout North America.

In 2019, we redeemed US$75 million principal amount of the 2021 Notes, and repurchased and cancelled US$5 million of the 2023 Notes, US$43 million of the 2024 Notes, and US$30 million of the 2026 Notes. Additionally, we utilized a Normal Course Issuer Bid to repurchase and cancel 16.5 million shares for $26 million.

2018

In July, we announced the award of a new build drilling rig in Kuwait under a five-year contract with an optional one-year extension.

In November, we negotiated a one-year extension of our Senior Credit Facility to November 2022.

During the year, we redeemed US$80 million and repurchased and cancelled US$3 million principal amount of our 6.5% senior unsecured notes due 2021 and repurchased and cancelled US$49 million of our 5.25% senior unsecured notes due 2024.

2017

In January, we negotiated certain covenant relief provisions under our Senior Credit Facility and reduced the size of the facility from US$550 million to US$525 million.

In November, we closed a private offering of US$400 million of Senior Notes due 2026 to fund a tender offer (and redemption for portion not tendered) of our existing debt and extend our maturity profile while preserving our undrawn Senior Credit Facility.

In November, we further negotiated certain covenant relief under our Senior Credit Facility, reduced the size of the facility from US$525 million to US$500 million and extended the maturity to November 2021.

By year end, we reduced our long-term debt by $52 million.

2016

In February, we suspended our dividend.

We exchanged four Canadian coil tubing units plus $12 million for 48 well service rigs.

In April, we negotiated certain covenant relief under our Senior Credit Facility.

In November, we closed a private offering of US$350 million of Senior Notes due 2023 to redeem and repurchase our existing debt and extend our maturity profile while preserving our undrawn Senior Credit Facility.

By year end, we reduced our long-term debt by $213 million.

2015

We negotiated certain debt covenant relief provisions under our Senior Credit Facility to ensure continued access to capital during the energy industry downturn. We successfully resolved longstanding legal and tax disputes.

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Message from the Chair of the Human Resources and Compensation Committee

Executive Compensation at Precision

The Human Resources and Compensation Committee (HRCC) is committed to Precision’s pay for performance philosophy. The continued volatility in oil prices over the past five years and weak natural gas prices have created a challenging market environment to attract and retain top talent for all companies in the drilling and oilfield services industry. I believe the HRCC has effectively navigated through this period to ensure our compensation programs continue to align with our compensation philosophy and shareholders’ interests and are appropriately structured to engage and retain top talent. Our approach to executive compensation continues to balance market realities with the need to set solid financial and operational goals, motivate management to achieve those goals, and generate positive short- and long-term impacts on shareholder returns.

We believe our ‘say on pay’ vote on executive pay is essential to our approach to executive pay. The Board has held this advisory vote every year since 2011. It is an important way to engage shareholders, and an effective way to receive direct and regular feedback on our approach to executive compensation. We are encouraged by the consistent strong support we have received from shareholders over the years.

Most of the disclosure in this document in respect of compensation is for periods ending in 2019 or earlier and is based on our historic results and share price. Accordingly, this disclosure does not take into account the volatility created by the spread of COVID-19 and recent decisions by OPEC, which has adversely impacted the trading price of our shares. 2020 compensation will be described in next year’s proxy, which for variable/at-risk pay will be more reflective of the current environment.

Shareholder Outreach

Shareholder engagement is important to both the Board and the HRCC. In 2017, the Board approved the creation of a formal shareholder outreach program to create a dialogue forum on executive compensation matters. We believe engaging with our shareholders directly to discuss executive compensation is an important element of our compensation philosophy. As a result of feedback received from shareholder in 2019, we made changes to our programs in 2020 which included the implementation of a negative TSR collar for PSUs, addition of the S&P 500 Index to the 2020 PSU peer group, applied a payout cap of five times the original grant for the 2020 PSUs, and ceased the granting of stock options.

We know that many of our shareholders invested in Precision because they believe in our strategy and our people. Precision’s compensation programs are designed to engage our executives to deliver on that strategy and to adapt it to challenging market conditions. The realized compensation of our executives is directly tied to our share price and our financial and strategic goals, which aligns with how our shareholders are rewarded for their investment in Precision.

As the Chair of the HRCC, I welcome the opportunity to discuss in person or by telephone any feedback you have on our approach to executive compensation. Please contact Carey Ford, Senior Vice President and Chief Financial Officer at 713.435.6100 or via email at investorrelations@precisiondrilling.com to set up a meeting.

Summary of Historic Compensation Decisions (2014 to 2019)

With the Board’s approval, the HRCC implemented several key compensation changes between 2014 and 2019 aimed at supporting Precision’s top priorities of enhancing our cash-flow, reducing debt, and maintaining strong liquidity through the downturn.

Base Salary

In terms of fixed compensation (base salary), we froze all base salaries across the organization, with the exception for promotions and transfers, in 2015 and 2016, inclusive of executives. Limited adjustments to base salaries of executives were made in 2017, 2018 and 2019 to align certain executives’ total direct compensation with the market 50th percentile and our compensation philosophy.

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Short-term Incentives

In 2014, we shifted our short-term incentive plan (STIP) metrics’ weightings to focus more on our financial performance and reduce the individual component, resulting in financial performance making up 52% of the STIP scorecard. We maintained the weightings of the metrics in 2015 and introduced a cash flow metric to focus on cash conservation. In 2016, we reduced our individual component further, and adjusted our strategic operational objectives to increase the financial performance metrics to total 65% of the STIP scorecard. These changes were aimed at reinforcing the importance of strong financial performance while reducing the potential for strong operational performance to drive a high corporate performance score. This philosophy of reinforcing key areas of strategic focus has continued through 2019.

Long-term Incentives

From 2014 to 2017, the total value of the award for our most senior executives was allocated 60% PSUs and 40% options (50% PSUs and 50% options before 2014).

In 2017, shareholders approved the Omnibus Plan allowing us the ability to settle long-term incentive plan (LTIP) awards in shares as well as cash, which fosters increased share ownership by executives, so they have a greater vested interest in our future success and supports our objectives of conserving cash, aligning with shareholder interests.

In 2018, we adjusted the mix to reduce the number of stock options granted, increased the proportion of PSUs, and introduced restricted share units (RSUs) to our named executive officers (NEOs), allowing us to tie incentive payouts to our performance over mid- and long-term time horizons. The new mix also puts a higher weighting on performance-based vesting and aligns more closely with our pay for performance philosophy and industry practice, as well as shareholder interests as the ultimate value of PSUs, RSUs and options is driven by our share performance.

In 2019, our CEO and other NEOs were granted long-term incentive awards consisting of 70% PSUs, 20% RSUs and 10% stock options, consistent with our practice of emphasizing performance-based vesting as depicted below:

CEO and Other NEO’s 2019 Long-term Incentive Plan Design

80% of Long-term incentives are fully at-risk of no payouts without share price appreciation or threshold performance against our three-year performance metrics
Awards	How the Award Supports our Compensation Philosophy
PSUs

Performance criteria link the company's long-term performance directly to compensation received by executives and encourages them to make significant contributions towards meeting strategic objectives and, ultimately, shareholder returns.

Options

Motivate executives to continue to grow the value of the company's stock over the long-term as the value of the stock option depends entirely on the long-term appreciation of the company's stock price.

RSUs	Used to strengthen the link between shareholder and executive interests, while motivating key executive talent to remain with the company.

In addition to relative total shareholder return, the HRCC introduced a second metric (Capital Structure) to our 2019 PSU plan to align our long-term compensation with our publicly stated goal to reduce debt with free cash flow to enhance shareholder value. During the 2019 fiscal year, Precision paid down over $200 million of debt using cash flow from the business. To reduce the impact of share dilution and support retention, we significantly reduced the granting of options for all executives and increased the granting of PSUs and RSUs to our executives.

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2020 Compensation Decisions in Response to Shareholder Feedback

The HRCC and management remain focused on continuing to align our programs with our corporate goals of maintaining controllable costs, rewarding strong financial performance, and reducing debt in order to enhance shareholder value. In response to current market conditions, the Board agreed to reduce their annual retainers by 20% and be paid in cash in order to reduce dilution. The CEO voluntarily agreed to a 20% reduction, and all other executives to a 10% reduction, of their annual base salaries. These adjustments are intended to be a temporary reduction until market conditions improve.

In 2019, we reached out to shareholders representing approximately 48% of our shares outstanding seeking feedback on our executive compensation program. The Committee, working with our independent compensation consultant Meridian Compensation Partners (Meridian), has implemented the following changes based on the feedback from shareholders.

The 2020 STIP scorecard maintains short-term financial, operational excellence, Environmental, Social, and Governance (ESG), and strategic metrics that are critical to the success of our High Performance, High Value strategy. Starting in 2020, we reduced our individual component to increase the financial performance metrics to total 70% of the STIP scorecard. In 2020, we also added an additional ESG metric targeted on specific initiatives to improve our environmental footprint and reduce GHG emissions. No adjustments were made to the STIP target percentage opportunities of our executives.

The following table summarizes the changes to LTIP awards granted in 2020:

2020 LTIP Changes
TSR Collar

The portion of PSUs granted in 2020 tied to the relative TSR metric now includes a collar provision on the multiplier that

1)sets a cap at target (1.00x multiplier) in the event the company experiences a negative absolute TSR at the end of the three-year performance period, regardless of the company’s relative TSR ranking, and

2)sets a floor at threshold (0.40x multiplier) in the event the company’s absolute TSR is greater than that of the S&P 500 Index at the end of the three-year period, regardless of the company’s relative TSR ranking.

Added S&P 500 Index to 2020 PSU Peer Group

Historically, our PSU Peer Groups have included companies with similar business operations (i.e. land-based drilling services and completion and production services) and companies that we regularly compete with for investors. In 2020, the Committee determined that a benchmark for the broader market's performance should be included to represent the competition for investors outside of our sector.

Maintain Absolute, Strategic Financial Metrics for PSUs

For PSUs granted in 2020, the Committee determined the performance multiplier will be calculated using relative TSR ranking (50%) and the company’s performance against our Capital Structure metric (25%) and new Leverage Ratio metric (25%) targets to help provide a more comprehensive measurement of overall company performance. Similar to the Capital Structure metric, the Leverage Ratio metric supports our long-term strategic goal of debt-reduction with free cash-flow while maintaining solid earnings performance.

Cease Granting of Stock Options	In order to reduce the dilution of company shares, the Committee determined that no stock options will be granted in 2020.
Maintain Award Mix Heavily Weighted on Performance-based Vesting	With the removal of stock options, the CEO and other NEO’s award mix will be 70% PSUs and 30% RSUs to further support our pay-for-performance philosophy.
Payout Cap of 5.0x (five times) Original Grant Value

For the 2020 grants, the maximum number of PSUs that may be earned is 2x (two times) the number granted. Additionally, the Board has implemented an instrument whereby it manages the Company’s financial exposure by capping total payout at 5.0x (five times) the original grant value which can be achieved through any combination of share price appreciation and PSU multiplier.

We believe the adoption of the above changes ensures that our long-term incentives, which represents a significant portion of our CEO and other NEO’s targeted total compensation, are competitive, support Precision’s long-term goals, and align with our compensation philosophy and, most importantly, shareholders’ interests.

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Alignment of Executive Compensation and Shareholder Returns

The chart below shows our CEO’s realized compensation compared to our share value assuming US$100 invested in Precision shares on January 1, 2015 on the NYSE. During this challenging period, our CEO realized, on average, 50% of his targeted total compensation (base salary, short-term and long-term incentives).

Our CEO's 2017 LTIP award became fully vested in February 2020. This LTIP award represents 67% of his targeted total compensation. As shown in the table to the right, only 10% of his targeted grant value was realized or realizable upon vesting, further demonstrating our commitment to aligning compensation with shareholder returns.	2017 Targeted LTIP Grant Value (60% PSUs, 40% Options)	US$	3,200,000
	Realized Value of PSUs	US$	330,138
	Realized or Realizable Value of Options	US$	0
	% Difference Between Grant Value and Realized Value		- 90%

In 2019, macroeconomic concerns, political uncertainty and customer access to capital all contributed to significant challenges for our sector. This is deeply troubling for investors, for our management team and for our Board. Despite these challenges, Precision has seen strong revenue and EBITDA growth, G&A cost reductions, and debt reduction well ahead of plan as shown in the charts below. While we are deeply frustrated with the share price, our Board and management team are confident that if we follow our strategy and continue to execute, strong corporate results will follow, and the share price will respond and reflect the true value of Precision Drilling.

2020 Management Information Circular	12

Selection of our Compensation Peer Group

Some third-party proxy advisory service firms continue to compare Precision’s pay and performance against a peer group of only Canadian companies. The HRCC and our independent consultant firmly disagree with this approach and annually review the compensation peer group that we use to benchmark our executive compensation. Our peer group includes companies from the oilfield services sector with whom we compete for global talent. Our long-term growth strategy remains focused on our U.S. and international operations, which accounted for 70% of our revenue in 2019. Since 2014, over 78% of our rig additions have been in U.S. or international markets. Consistent with this long-term strategy, our executive leadership team resides in Houston and is paid in U.S. dollars. Accordingly, 10 of the 15 oilfield service companies in our compensation peer group are U.S. companies. This includes our three main U.S. competitors (Helmerich & Payne, Inc. (HP), Nabors Industries Ltd. (NBR), and Patterson-UTI Energy, Inc. (PTEN)). Precision is included in two of their peer groups. Utilizing our oilfield service industry selected peer group(1), Precision’s annualized total shareholder return(2) ranked at the 41st percentile, and our CEO’s average compensation for the last three years (2017-2019) ranked at the 47th percentile illustrating our pay and performance are strongly aligned.

1)

Peers: Calfrac Well Services Ltd. (CFW), CES Energy Solutions Corp. (CEU), Diamond Offshore Drilling Inc. (DO), Forum Energy Technologies, Inc. (FET), Ensign Energy Services Inc. (ESI), Helmerich & Payne, Inc. (HP), Nabors Industries Ltd. (NBR), Noble Corp PLC (NE), Oil States International Inc. (OIS), Patterson-UTI Energy, Inc. (PTEN), RPC Inc. (RES), Secure Energy Services Inc. (SES), Superior Energy Services Inc. (SPN), ShawCor Ltd. (SCL), and Valaris PLC, previously Ensco Rowan PLC (VAL).

2)	Annualized TSR was calculated utilizing the average stock prices from January 2017 and December 2019, with any dividend distributions re-invested.

Our Commitment to Shareholders

The HRCC is 100% independent. It is responsible for ensuring Precision’s compensation policies and practices do not encourage inappropriate risk taking and that proper policies and practices are in place to identify and mitigate potential risks. As a matter of principle, the HRCC does not gross up incentive awards to account for withholding taxes, grant discretionary bonuses, guarantee bonuses, guarantee annual increases in base salary, allow hedging of Precision shares, and does not backdate or re-price stock options. The Board must approve all decisions on executive pay.

The HRCC continues to monitor compensation practices, governance issues and industry developments and will recommend any changes to the Board over the coming year as appropriate.

The HRCC has reviewed and approved the executive compensation disclosure in this document and welcomes feedback from shareholders.

Sincerely,

Dr. Kevin O. Meyers

Chairman of the Human Resource Committee

2020 Management Information Circular	13

2019 Corporate Governance Highlights

Board Independence

INDEPENDENT DIRECTORS
8 of 9

INDEPENDENT BOARD COMMITTEES
All

Steven W. Krablin
INDEPENDENT BOARD CHAIR

Board and Committe Meetings

BOARD MEETINGS
10

INDEPENDENT DIRECTOR-ONLY SESSIONS
10

5
AUDIT COMMITTEE MEETINGS

4
CORPORATE GOVERNANCE, NOMINATING AND RISK COMMITTEE MEETINGS

4
HUMAN RESOURCES AND COMPENSATION COMMITTEE MEETINGS

Director Elections

FREQUENCY OF BOARD ELECTIONS
Annual

VOTING STANDARDS FOR UNCONTESTED ELECTIONS
Majority

8
AVERAGE BOARD TENURE (IN YEARS)

Evaluating and Improving Board Performance

BOARD AND COMMITTEE EVALUATIONS
Annually

BOARD ORIENTATION
Yes

Aligning Director and Shareholder Interests

DIRECTOR EQUITY GRANTS
Yes

DIRECTOR STOCK OWNERSHIP GUIDELINES
Yes

2020 Management Information Circular	14

Management Information Circular	Management Information Circular

You have received this Management Information Circular because you owned Precision shares on March 25, 2020 and are entitled to vote your shares at our annual meeting on May 14, 2020 beginning at 10:00 a.m. MDT. To deal with the public health impact of COVID-19, we decided to hold this year’s meeting in a virtual only format via live audio webcast. You can access the meeting at https://web.lumiagm.com/227450298. A summary of the information shareholders will need to attend and participate at the meeting online is provided below, see “Attending and participating at the meeting”. Virtual meetings are meetings where participants attend via an online platform that allows them to ask questions, vote and participate electronically in real time, as opposed to travelling to the meetings’ physical location. It is our hope that the virtual meeting will foster the same or greater participation and engagement as it enables all shareholders and guests to participate in the meeting regardless of their location. The virtual meeting allows shareholders to vote online at any time during the meeting and the ability to submit questions online. As with a physical meeting, only registered shareholders and duly appointed proxyholders who have standing at the meeting will be able to address the meeting and ask questions during the formal conduct of business.

Management and our Board of Directors are asking for your vote (known as soliciting your proxy) and we are contacting shareholders electronically and by mail. We have retained Kingsdale Advisors (Kingsdale) to act as our strategic shareholder advisor and proxy solicitation agent and we are paying them approximately $70,000 for their services.

You can vote by proxy if you are unable to vote at the virtual meeting. As in past years, we expect that the vast majority of all votes will be cast in advance of the meeting by proxy. You can attend the virtual meeting online at https://web.lumiagm.com/227450298. We will post the webcast details in advance on our website and provide them in a news release. We will also post the voting results and archive the webcast on our website after the meeting.

Our Board of Directors has approved the contents of this Circular and has authorized us to send it to each shareholder.

In this Management Information Circular:

∎  you and your mean holders of Precision’s common shares

∎  we, us, our and Precision mean Precision Drilling Corporation

∎  shares and Precision shares mean Precision’s common shares

∎  shareholder means a holder of Precision’s common shares

∎  Circular means this Management Information Circular.

All dollar amounts are in Canadian dollars, and all information is as of March 25, 2020, unless stated otherwise.

Our principal corporate and registered office is located at:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta

Canada T2P 1G1

Phone: 403.716.4500

About Your Package of Materials

This year we are again using notice-and-access for registered and beneficial holders where possible to reduce our printing and mailing costs.

We can deliver our materials for the meeting electronically if you are:

▪a registered shareholder and consented in writing to receive the items electronically

▪a beneficial shareholder and asked not to receive printed copies of our materials.

Your package includes either a proxy form or a voting instruction form and information about the meeting and how you can access the materials online.

We have sent you a complete package of printed materials if you are:

▪a registered shareholder and did not consent in writing to receive the items electronically

▪a beneficial shareholder and asked to receive printed copies (we send materials to your financial intermediary—your bank, trust company, broker or trustee—to send to you).

Turn to page 18 to read more about registered and beneficial shareholders. If you have questions, please contact Kingsdale:

▪1.888.518.1560 (toll-free in North America)

▪416.867.2272 (collect, outside North America)

▪contactus@kingsdaleadvisors.com

2020 Management Information Circular	15

A – The Annual and Special Meeting	Management Information Circular

The annual and special meeting of shareholders is your opportunity to vote on the items of business, ask questions, and listen to an update on our 2019 performance and plans for the future.

This section discusses the items of business in detail and explains the voting process. It also tells you about the directors who have been nominated for election to the Board this year.

17	Voting
	17	Who Can Vote
	17	How to Vote
	18	Registered Shareholders
	19	Registering your Proxyholder to participate at the Meeting
	19	Attending and Participating at the Meeting

21	Business of the Annual and Special Meeting

28	About the Nominated Directors
	28	About the Nominated Directors
	28	Director Profiles

33	Expectations of Directors
	33	Integrity

	33	Attendance and Responsibilities
	33	Serving on Other Boards
	35	Skills and Experience
	36	Director Development and Continuing Education
	38	Director Compensation
	38	2019 Director Compensation

2020 Management Information Circular	16

Voting

Who Can Vote

Only holders of Precision shares as of the close of business on March 25, 2020 have the right to vote at the annual and special meeting. Each Precision share you own represents one vote.

If a Precision shareholder transferred shares to you after this date, you or your proxyholder can vote at the meeting if you can prove that you own the shares. You need to contact our registrar and transfer agent, Computershare Trust Company of Canada (Computershare), at least 10 days before the meeting to request that your name be included on the list of shareholders who are entitled to vote at the meeting. Computershare’s contact information is on the following page.

Precision’s authorized share capital includes an unlimited number of common shares and preferred shares, issuable in series, up to half the issued and outstanding common shares at the time the preferred shares are issued.

As of March 25, 2020, we had 274,229,977 common shares and no preferred shares outstanding.

Principal Holders of Precision Shares

We are not aware of any person or company that beneficially owns, controls or directs (directly or indirectly) 10% or more of our outstanding shares.

How to Vote

You can vote by proxy, or you can vote at the meeting by completing a ballot online during the meeting, as further described under “Attending and participating at the meeting”. Note that the voting process is different for registered and beneficial (non-registered) shareholders.

You are a registered shareholder if you hold Precision shares in your own name and have an actual share certificate. Your package includes a proxy form.

You are a beneficial shareholder if your Precision shares are held in the name of a financial intermediary or nominee (your bank, trust company, broker, trustee or other financial institution). Beneficial shareholders do not have physical share certificates because their shareholdings are recorded on an electronic system.

If you are a beneficial shareholder, your nominee or financial intermediary votes your shares, but you have the right to tell them how you want them to vote. You need to do this as soon as possible using the voting instruction form in this package.

Precision may utilize the Broadridge QuickVote™ service to assist beneficial Shareholders with voting their Common Shares over the telephone. Alternatively, Kingsdale may contact such beneficial Shareholders to assist them with conveniently voting their Precision shares directly over the phone.

Follow the instructions on the next page. If you still have questions about the voting process, you can contact Kingsdale:

Voting Results

Computershare is our transfer agent and registrar of Precision shares and counts and tabulates the votes for us.

We file a report of the voting results with the Canadian and U.S. securities regulators (www.sedar.com and www.sec.gov) after the meeting and also post the results on our website and issue a news release with the results.

Phone:	1.888.518.1560 (toll free in North America)
416.867.2272 (outside North America)
Email:	contactus@kingsdaleadvisors.com

2020 Management Information Circular	17

Registered Shareholders Voting by Proxy
Beneficial Shareholders

Voting by proxy is the easiest way to vote, and you can do it by mail, phone, or on the internet. Follow the instructions on your proxy form.

Voting by proxy means that you are giving someone else (your proxyholder) the authority to attend the annual and special meeting and vote your shares for you. You can appoint a person or a company to be your proxyholder and to act on your behalf at the meeting. The person or company you appoint does not need to be a Precision shareholder.

Kevin A. Neveu, President and Chief Executive Officer, or in his absence, Steven W. Krablin, Chair of the Board, will automatically serve as your proxyholder if you do not appoint someone else. They will vote your Precision shares at the meeting according to the instructions you provide on your proxy form.

If you do not specify how you want to vote your shares, they will vote:

▪for electing each nominated director

▪for appointing the auditors

▪for our approach to executive compensation

▪for the consolidation of our shares

Generally, you can send your voting instructions by mail, phone or on the internet. Each financial intermediary has its own process, so be sure to follow the instructions on your voting instruction form.

If you hold some shares as a registered shareholder and others as a beneficial shareholder, you will need to follow the instructions for each type.

Voting at the meeting

If you wish to vote at the meeting online, then you must appoint yourself as proxyholder and follow the directions provided on the voting instruction form in your package. See “Registering your Proxyholder” and “Attending and participating at the meeting”. Beneficial shareholders who do not appoint themselves as proxyholder will not be able to participate and vote at the meeting but will be able to login as a gust.

Changing Your Vote

Contact your intermediary for instructions on how to revoke or change the voting instructions you provided.

If you want to appoint someone else to be your proxyholder, cross out the names of the Precision proxyholders on your proxy form and print the name of the person you are appointing. Send the completed form to Computershare.

Make sure the person is aware they must attend the meeting online and vote your shares for you. Your proxyholder must vote for or against, or withhold your vote, according to your instructions. See “Attending and participating at the meeting” for details on how to vote at the meeting.

Computershare must receive your instructions by 10:00 a.m. MDT on May 12, 2020. If the meeting is postponed or adjourned, they must receive the instructions by 10:00 a.m. MDT two business days before the adjourned or postponed meeting is reconvened. The Chair of the Board has sole discretion to waive or extend the proxy cut-off time without notice.

Mail your completed proxy form to: Computershare Trust Company of Canada 100 University Avenue, 8th floor Toronto, Ontario, Canada M5J 2Y1	Vote online or by phone using the 15-digit control number on the first page of your proxy form: Internet: www.investorvote.com Phone: 1.866.732.VOTE (8683)

You can also appoint a proxyholder online. Follow the online instructions if you want your proxyholder to vote for each item of business separately.

Changing Your Vote

If you have already voted by proxy, you can revoke your proxy or change your vote. You can do this at any time up, until the start of the meeting. If you have followed the process for attending and voting at the meeting online, voting at the meeting online will revoke your previous proxy.

If you voted by phone or on the internet, you can submit a new vote. The new vote will revoke your earlier vote.

If you submitted your proxy form by mail, send a written notice by 10:00 a.m. MDT on May 12, 2020 to our registered office at:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

If the meeting is postponed or adjourned, we must receive your notice by 10:00 a.m. MDT two business days before the postponed or adjourned meeting is reconvened or you must vote at the postponed or adjourned meeting online. You may change our vote only in respect of items of business that have not yet been voted on.

You can also change or revoke your vote in any other way the law allows. The notice can come from you, or from your legal representative if he or she has your written authorization. If a corporation owns the shares, the notice must be under the corporate seal or from an authorized officer or representative.

2020 Management Information Circular	18

Registering your Proxyholder to participate at the Meeting

Registered and beneficial shareholders who wish to appoint a proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (if applicable), then register your proxyholder.  Beneficial shareholders that appoint themselves as proxyholder will need to register. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form.  Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/PDAQ by 10:00 a.m. MDT on May 12, 2020 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

Information for U.S. Beneficial Shareholders

For U.S. beneficial shareholders, to attend and vote at the virtual meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Annual and Special Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Annual and Special Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

OR

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than 10:00 a.m. MT on May 12, 2020. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Annual Special Meeting and vote your shares at https://web.lumiagm.com/227450298 during the meeting. Please note that you are required to register your appointment at www.computershare.com/PDAQ.

Attending and Participating at the Meeting

The meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to attend the online meeting is provided below. The meeting will begin at 10:00 a.m. MT on May 14, 2020.

Registered shareholders, duly appointed proxyholders and guests can attend the meeting online by going to https://web.lumiagm.com/227450298.

Registered Shareholders and duly appointed proxyholders can participate in the meeting (vote and submit questions) by clicking “I have a login” and entering a Username and Password before the start of the meeting.

▪	Registered shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the Password is “precision2020” (case sensitive).
▪	Duly appointed proxyholders – Computershare will provide the proxyholder with a Username after the voting deadline has passed. The Password to the meeting is “precision2020” (case sensitive).

Voting at the meeting will only be available for registered shareholders and duly appointed proxyholders. Beneficial (non-registered) shareholders who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form.

Beneficial shareholders who have not appointed themselves as proxyholder and who do not have a 15-digit control number or Username will only be able to attend as a guest which allows them listen to the meeting however will not be able to vote or submit questions.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

In order to participate online, registered shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

2020 Management Information Circular	19

Voting at the Meeting

A registered shareholder or a beneficial shareholder who has appointed themselves or a third party proxyholder to represent them at the meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the meeting. To have their shares voted at the meeting, each registered shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/227450298 prior to the start of the meeting. In order to vote, beneficial (non-registered) shareholders who appoint themselves as a proxyholder and proxyholders of shareholders that have appointed a third party proxyholder MUST register with Computershare at https://www.computershare.com/ PDAQ after submitting their voting instruction form in order to receive a Username (please see the information under the heading “Registering your Proxyholder to participate at the meeting” for details).

If you are using a 15-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies.  However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.

Without a Username, proxyholders will not be able to vote at the meeting.

2020 Management Information Circular	20

Business of the Annual and Special Meeting

1. Receive the 2019 Consolidated Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2019 and report of the auditors (2019 Consolidated Financial Statements) will be presented at the meeting. The Board has approved the 2019 Consolidated Financial Statements and no vote is required. You will, however, have an opportunity to ask questions at the meeting.

Quorum

We must have two persons present who hold or represent by proxy at least 25% of the shares entitled to vote at the meeting for it to proceed.

Simple Majority

We need a simple majority of votes (50% plus one vote) for an item of business to be approved at this meeting other than the share consolidation which requires approval by two-thirds of votes.

We mailed our 2019 Consolidated Financial Statements to all registered shareholders and to beneficial shareholders who requested them. You can find them and the management’s discussion and analysis (MD&A) in our 2019 Annual Report on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

2. Elect the Directors

You can vote on electing eight directors to our Board for a one-year term:

Michael R. Culbert William T. Donovan Brian J. Gibson	Steven W. Krablin Susan M. MacKenzie Dr. Kevin O. Meyers	Kevin A. Neveu David W. Williams

Our articles of incorporation state that we must have between one and 15 directors on our Board. The Board has decided that there will be eight directors this year. The Corporate Governance, Nominating and Risk Committee believes the eight nominated directors represent an appropriate mix of skills and experience and other qualities required for serving on our Board. All the nominees currently serve on the Board and you can read about each of them in the director profiles beginning on page 28.

All the nominees meet the Board’s independence criteria except for Mr. Neveu because of his role as our President and Chief Executive Officer.

You can vote for all the nominated directors, vote for some and withhold votes for others, or withhold votes for all of them. If you are voting by proxy and do not appoint someone to serve as your proxyholder, the Precision representatives named in the proxy form will vote your shares for electing each nominated director unless you provided different instructions.

Each director will serve until the end of the next annual general meeting, unless he or she resigns, and a successor is elected or appointed. If a nominee withdraws his or her name, you or your proxyholder can vote for another nominated director.

The Board recommends that you vote FOR electing each nominated director.

Our policy on majority voting

A director who receives more withhold than for votes must offer to resign after the meeting. The Corporate Governance, Nominating and Risk Committee will review the matter and then recommend to the Board to accept or reject the resignation based on the best interests of Precision and any other factors it considers relevant. The Board will accept the director’s resignation unless there are exceptional circumstances. The director will not participate in any Board or committee deliberations on the matter.

The Board will decide whether to accept a resignation within 90 days of the meeting. If the Board accepts the resignation, it may appoint a new director to fill the seat.

This policy only applies to uncontested elections where the number of nominated directors equals the number of directors to be elected at the meeting. A withhold vote is effectively the same as a vote against a director in an uncontested election.

2020 Management Information Circular	21

3. Appoint the Auditors

You can vote on reappointing the auditors and authorizing the Board to set their fees.

The Board recommends that KPMG LLP, Chartered Professional Accountants (KPMG), be appointed as our auditors until the next annual general meeting. Representatives of KPMG will be at the meeting to answer any questions. KPMG has been our auditors for more than five years, and we believe their re-appointment is in the best interests of Precision and our shareholders.

Auditor Independence

The independence of the auditors is essential to maintaining the integrity of our financial statements. We comply with Canadian securities laws relating to the independence of external auditors, services they can perform, and fee disclosure. We also comply with the provisions of the United States (U.S.) Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the U.S. Securities and Exchange Commission (SEC) that set out services that cannot be provided by external auditors.

The Audit Committee is responsible for overseeing the external auditors, and it meets with them every year to review their qualifications and independence. This includes reviewing formal written statements that describe any relationships with Precision that can have an impact on their independence and objectivity.

Audit Committee

You can find more information about the Audit Committee’s policies and procedures in our annual information form for the year ended December 31, 2019. It is available on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Or contact our Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Phone: 403.716.4500

Fax: 403.264.0251

Email: corporatesecretary@precisiondrilling.com

The Audit Committee recommends the terms of engagement and the auditors’ fees to the Board for approval and pre-approves any permitted non-audit services. Management collaborates with the external auditors every year to develop a list of proposed services for the Audit Committee’s review and pre-approval. The Audit Committee ensures auditor independence by prohibiting the external auditors from providing certain services; however, it believes the auditors are best equipped to handle certain other non-audit services in permitted categories, such as tax compliance.

The table below shows the fees billed to us and our affiliates for professional services provided by KPMG in the last two fiscal years.

Year Ended December 31	2019	2018
Audit fees	$1,250,000	$1,192,000
for professional audit services
Audit-related fees	$-	$173,000
for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees
Tax fees	$245,000	$540,000
for tax advisory services, including assistance with preparing Canadian federal and provincial income tax returns, and international tax advisory services
All other fees	$-	$-
for products and services other than those disclosed above
Total	$1,495,000	$1,905,000

The Board recommends that you vote FOR the appointment of KPMG as our auditors until the next annual general meeting and authorize the Board to set their fees.

4. Participate in Our ‘Say on Pay’ Advisory Vote

You can vote on our approach to executive compensation. The Board has held a ‘say on pay’ vote every year since 2011 when it adopted the policy to hold an annual advisory vote on executive compensation.

At the meeting, you will have the opportunity to vote for or against our approach to executive compensation through the following resolution:

Please take time to read about our executive compensation program, which starts on page 63. The compensation discussion and analysis explains our approach, how executive compensation aligns with shareholder interests, the different program components and the Board’s decisions about executive pay for 2019.

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the Shareholders accept the approach to executive compensation disclosed in Precision’s Management Information Circular delivered in advance of the 2020 Annual Meeting of Shareholders.”

2020 Management Information Circular	22

While this is an advisory vote and the results are not binding on the Board, the vote is an important part of our ongoing engagement with shareholders about executive compensation and governance matters.

The Board will take the voting results and other feedback into account when considering its approach to executive compensation in the future. If a significant number of shareholders oppose the resolution, the Board will meet with shareholders to understand their concerns and review our approach to compensation in the context of these concerns.

We have typically received strong support from our shareholders, with an average vote of 90.4% in favour of our approach to executive compensation over the past five years. The Board and the Human Resources and Compensation Committee continue to monitor developments in executive compensation to ensure that our compensation practices and decisions and compensation risk oversight are appropriate.

The Board recommends that you vote FOR our approach to executive compensation as disclosed in this Circular.

5. Share Consolidation

We are asking shareholders to authorize our Board to effect, at such time as the Board deems appropriate, but in any event no later than one year after the meeting, a share consolidation (or reverse stock split) of our issued and outstanding shares (Share Consolidation) at a Share Consolidation ratio to be determined by our Board but within the range of one post-consolidation share for every five (5) to forty (40) old shares, subject to our Board’s authority to decide not to proceed with the Share Consolidation.

The full text of the special resolution to be considered and if thought advisable, passed, by shareholders is set forth below (Share Consolidation Resolution).

Our Board believes that a range of Share Consolidation ratios will provide it with the flexibility to implement the Share Consolidation in a manner designed to optimize the anticipated benefits of the Share Consolidation to us and our shareholders. In determining which precise Share Consolidation ratio within the range of ratios to implement, if any, following the receipt of shareholder approval, the Board may consider, among other things, factors such as:

–	the historical trading prices and trading volume of the shares
–	the then prevailing trading price and trading volume of the shares and the anticipated impact of the Share Consolidation on the trading of our shares
–	threshold prices of brokerage houses or institutional investors that could impact their ability to invest or recommend investments in our shares
–	minimum listing requirements of the NYSE and TSX
–	prevailing general market and economic conditions and outlook for the trading of our shares.

Background to and Reasons for the Share Consolidation

Due to our recent low share price experienced since the spread of COVID-19, we are currently deemed not to be in compliance with the continued listing standards of the NYSE (see our press release dated March 25, 2020). The NYSE standards require a listed common stock to maintain a minimum average closing price of US$1.00 per share for 30 consecutive trading days. Our primary objective in proposing the Share Consolidation is to attempt to raise the trading price of our shares to enhance our ability to maintain our NYSE listing.

Our Board is of the opinion that it may be in our and our shareholders best interests to consolidate our shares, and such a consolidation may enhance their marketability by maintaining our NYSE listing. Additionally, an increase in the price per share could increase the interest of institutional and other investors in our shares and may expand the pool of investors that may consider investing in our shares. For example, certain institutional investors may have policies that prohibit them from purchasing stock below a minimum price and a Share Consolidation may help to attract such investors.

Although approval for the Share Consolidation is being sought at the meeting and, if approved, the Share Consolidation would not become effective until the Board determines it to be in our and our shareholders best interests and articles of amendment are filed to implement the Share Consolidation. The special resolution will also authorize the Board to elect not to proceed with, and abandon, the Share Consolidation at any time if it determines, in its sole discretion, that the Share Consolidation is not in our and our shareholders best interests. The Share Consolidation is subject to shareholder approval and acceptance by the TSX and the NYSE.

2020 Management Information Circular	23

Effects of the Share Consolidation

General

If the Share Consolidation is implemented, its principal effect will be to proportionately decrease the number of issued and outstanding shares by a factor equal to the consolidation ratio. At the close of business on March 25, 2020, the closing price of the shares on the TSX was $0.46 per share, the closing price of the shares on the NYSE was US$0.33 per share, and there were 274,229,977 shares issued and outstanding. Based on the number of shares issued and outstanding on March 25, 2020, immediately following the completion of the Share Consolidation, for illustrative purposes only, (i) assuming a Share Consolidation ratio of one (1) for five (5), the number of shares issued and outstanding (disregarding any resulting fractional shares) will be 54,845,995 shares; and (ii) assuming a Share Consolidation ratio of one (1) for forty (40), the number of shares issued and outstanding (disregarding any resulting fractional shares) will be 6,855,749 shares.

We do not expect the Share Consolidation itself will have any economic effect on holders of shares or securities convertible into or exercisable to acquire shares, except to the extent the Share Consolidation will result in fractional shares. See "No Fractional Shares" below.

Our shares will continue to be listed on the TSX under the symbol “PD” and on the NYSE under the symbol "PDS". In each case, the post-Share Consolidation shares will be considered a substituted listing with new CUSIP and ISIN numbers.

Voting rights and other rights of the holders of shares prior to the implementation of the Share Consolidation will not be affected by the Share Consolidation, other than as a result of the creation and disposition of fractional shares as described below. For example, a holder of 2% of the voting power attached to the outstanding shares immediately prior to the implementation of the Share Consolidation will generally continue to hold 2% of the voting power attached to the shares immediately after the implementation of the Share Consolidation. The number of registered shareholders will not be affected by the Share Consolidation.

The Share Consolidation may result in some shareholders owning "odd lots" of fewer than 100 shares. Odd lot shares may be more difficult to sell and increase transaction cost. The Board believes, however, that these potential effects are outweighed by the anticipated benefits of the Share Consolidation.

Effect on Stock Options, RSUs, PSUs and DSUs

Subject to TSX and NYSE approval, where required:

•

The exercise or conversion price and/or the number of our shares issuable under any of our outstanding stock options, PSUs, RSUs and DSUs will be proportionately adjusted upon the implementation of the Share Consolidation

•	The number of our shares reserved for issuance under the Omnibus Plan and DSU Plan will be proportionately reduced.

Effect on Beneficial Shareholders

Beneficial shareholders (i.e. non-registered shareholders) holding shares through an intermediary (a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing the Share Consolidation than those that will be put in place for registered shareholders. If shareholders hold their shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

Effect on Share Certificates

If the Share Consolidation is approved by shareholders and subsequently implemented, those registered shareholders who will hold at least one new post-Share Consolidation share will be required to exchange their share certificates representing old pre-Share Consolidation shares for new share certificates representing new post-Share Consolidation shares or, alternatively, a Direct Registration System (a DRS) Advice/Statement representing the number of new post-Share Consolidation shares they hold following the Share Consolidation. The DRS is an electronic registration system which allows shareholders to hold shares in their name in book-based form, as evidenced by a DRS Advice/Statement rather than a physical share certificate.

If the Share Consolidation is implemented, we or our transfer agent will mail to each registered shareholder a letter of transmittal. Each registered shareholder must complete and sign a letter of transmittal after the Share Consolidation takes effect. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered shareholder's old pre-Share Consolidation shares. The transfer agent will send to each registered shareholder who follows the instructions provided in the letter of transmittal a new share certificate representing the number of new post-Share Consolidation shares to which the registered shareholder is entitled rounded up or down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of new post-Share Consolidation shares the

2020 Management Information Circular	24

registered shareholder holds following the Share Consolidation. Beneficial shareholders (i.e., non-registered shareholders) who hold their shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) and who have questions regarding how the Share Consolidation will be processed should contact their intermediaries with respect to the Share Consolidation. See "Effect on Beneficial Shareholders" above.

Until surrendered to the transfer agent, each share certificate representing old pre-Share Consolidation shares will be deemed for all purposes to represent the number of new post-Share Consolidation shares to which the registered shareholder is entitled as a result of the Share Consolidation. Until registered Shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their old share certificate(s) for exchange, registered shareholders will not be entitled to receive any distributions, if any, that may be declared and payable to holders of record following the Share Consolidation.

Any registered shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that we and our transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

The method chosen for delivery of share certificates and letters of transmittal to our transfer agent is the responsibility of the registered shareholder and neither we nor our transfer agent will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

No Fractional Shares

No fractional shares will be issued pursuant to the Share Consolidation. In lieu of any such fractional shares, each registered shareholder otherwise entitled to a fractional share following the implementation of the Share Consolidation will receive the nearest whole number of post Share Consolidation shares. For example, any fractional interest representing less than 0.5 of a post Share Consolidation share will not entitle the holder thereof to receive a post-Share Consolidation share and any fractional interest representing 0.5 or more of a post-Share Consolidation share will entitle the holder thereof to receive one whole post-Share Consolidation share. In calculating such fractional interests, all shares registered in the name of each registered shareholder will be aggregated.

No Dissent Rights

Shareholders are not entitled to exercise any statutory dissent rights with respect to the proposed Share Consolidation.

Accounting Consequences

If the Share Consolidation is implemented, net income or loss per share, and other per share amounts, will be increased because there will be fewer shares issued and outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the Share Consolidation took effect would be recast to give retroactive effect to the Share Consolidation.

Risks Associated with the Share Consolidation

No Guarantee of an Increased Share Price or Improved Trading Liquidity

Reducing the number of issued and outstanding shares through the Share Consolidation is intended, absent other factors, to increase the per share market price of the post-Share Consolidation shares. However, the market price of the shares will also be affected by our financial and operational results, our financial position, including our liquidity and capital resources, industry conditions, the market's perception of our business and other factors, which are unrelated to the number of shares outstanding. Having regard to these other factors, there can be no assurance that the market price of the shares will increase following the implementation of the Share Consolidation.

There can also be no assurance that the implementation of the Share Consolidation will, in and of itself, guarantee the continued listing of the shares on the NYSE or that the shares will not be delisted from the NYSE or TSX because we fail to meet NYSE or TSX continued listing requirements.

Although we believe that establishing a higher market price for our shares could increase investment interest for our shares by potentially expanding the pool of investors that may consider investing in our shares, including investors whose internal investment policies prohibit or discourage them from purchasing stocks trading below a certain minimum price, there is no assurance that implementing the Share Consolidation will achieve this result.

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If the Share Consolidation is implemented and the market price of our shares (adjusted to reflect the Share Consolidation ratio) declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would have occurred if the Share Consolidation had not been implemented. Both our total market capitalization and the adjusted market price of our shares following a consolidation or reverse split may be lower than they were before the consolidation or reverse split took effect. The reduced number of shares that would be outstanding after the Share Consolidation is implemented could adversely affect the liquidity of the shares.

Shareholders may hold Odd Lots following the Share Consolidation

The Share Consolidation may result in some shareholders owning "odd lots" of fewer than 100 shares on a post-Share Consolidation basis. Odd lot shares may be more difficult to sell, or may attract greater transaction costs per share to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in "round lots" of even multiples of 100 shares. If the Share Consolidation results in a substantial number of shareholders holding an odd lot, it could adversely affect the liquidity of the shares.

Form of Special Resolution

The full text of the Share Consolidation Resolution is set forth below. The Share Consolidation Resolution will require approval by two-thirds of the votes cast on the matter at the meeting.

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

Precision Drilling Corporation (Corporation) be and it is hereby authorized to file articles of amendment under the Business Corporations Act (Alberta) to amend its articles of amalgamation to change the number of issued and outstanding common shares of the Corporation (Common Shares) by consolidating the issued and outstanding Common Shares on the basis of up to one (1) new post-consolidation Common Share for every forty (40) pre-consolidation Common Shares and no less than one (1) new post-consolidation Common Share for every five (5) pre-consolidation Common Shares (Share Consolidation), such amendment to become effective at a date in the future to be determined by the board of directors when the board of directors considers it to be in the best interests of the Corporation to implement such a Share Consolidation, but in any event not later than one year after the date on which this resolution is approved, subject to approval of the Toronto Stock Exchange and the New York Stock Exchange;

2.

the amendment to the articles of amalgamation giving effect to the Share Consolidation will provide that no fractional Common Shares will be issued in connection with the Share Consolidation and that the number of post-consolidation Common Shares to be received by a registered shareholder will be rounded up, in the case of a fractional interest that is 0.5 or greater, or rounded down, in the case of a fractional interest that is less than 0.5, to the nearest whole number of Common Shares that such holder would otherwise be entitled to receive upon the implementation of the Share Consolidation;

3.

notwithstanding that this special resolution has been duly adopted by the shareholders of the Corporation, the board of directors of the Corporation be and it is hereby authorized, in its sole discretion, to revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the shareholders of the Corporation; and

4.

any director or any officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name and on behalf of the Corporation, to execute and deliver such notices and documents, including, without limitation, the articles of amendment to the Registrar under the Business Corporations Act (Alberta), and to do such acts and things as in the opinion of that person, may be necessary or desirable to give effect to this special resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

The Board recommends that you vote FOR the Share Consolidation Resolution.

6. Other Business

If there are amendments or variations to the items of business or other matters that properly come before the meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit.

As of the date of this Circular, we are not aware of any amendments or variations to the items of business or of any other matters that may properly come before the meeting.

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About Material Interests

None of our nominated directors or executives, or their associates or affiliates, has a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business except as disclosed herein.

No informed person or nominated director, or their associates or affiliates, had a direct or indirect material interest in a transaction or proposed transaction involving Precision in 2019, or up until March 25, 2020, that has had or will have a material effect on us or any of our subsidiaries.

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About the Nominated Directors

The Board has decided that eight directors will be elected to the Board this year. The Corporate Governance, Nominating and Risk Committee (CGNRC) believes they represent an appropriate mix of skills and experience and other qualities required for serving on our Board.

Precision’s articles of incorporation allow the Board to appoint one or more additional directors to the Board between annual meetings, but the number of additional directors cannot exceed one-third of the number of directors elected at our most recent annual meeting.

Mr. Neveu is the only non-independent director because of his role as our President and Chief Executive Officer.

Director Profiles
Resident of: Spring, Texas United States Citizenship: USA Director since: May 2015

Steven W. Krablin (69) | Chairman of the Board | Independent

BSBA (Accounting), CPA, retired

Steven Krablin is a private investor and has over 30 years of experience as a corporate executive in the energy industry. Most recently, he served as President, Chief Executive Officer and Chairman of the Board of T-3 Energy Services, Inc., an oilfield services company that manufactured products used in the drilling, production and transportation of oil and natural gas, from March 2009 until January 2011.

Mr. Krablin is an experienced financial and operational leader with a broad understanding of business globally. He has also served as Chief Financial Officer of oil and natural gas service and manufacturing companies, including National Oilwell, Inc. and Enterra Corporation.

Mr. Krablin is currently a director of Hornbeck Offshore Services, Inc. and Chart Industries, Inc.

Mr. Krablin received a Bachelor of Science in Business Administration in accounting from the University of Arkansas and is a retired certified public accountant.

Committee Memberships: (1) Audit Committee (2) Corporate Governance, Nominating and Risk Committee (3) Human Resources and Compensation Committee

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Resident of: Calgary, Alberta Canada Citizenship: Canada Director since: December 2017 Committee Memberships: (1) Audit Committee (2) Human Resources and Compensation Committee

Michael R. Culbert (62) | Independent

B.Sc.

Michael Culbert is Vice Chairman of PETRONAS Energy Canada Ltd. (PECL), formerly Progress Energy Canada Ltd., a wholly owned subsidiary of PETRONAS, Malaysia’s integrated energy corporation. Prior to becoming Vice Chairman, Mr. Culbert served as President and CEO of PECL from 2001 to 2016. He also served as President of Pacific NorthWest LNG from 2014 to 2016 where he led an international consortium through a successful regulatory and consultation process. He served as Vice President of Marketing and Business Development at Encal Energy Ltd. from 1995 to 2001 and worked in various positions within Finance and Marketing at Home Oil Company Ltd.

Mr. Culbert currently serves on the Board of Directors of PETRONAS Energy Canada, Enerplus Corporation and Reserve Royalty and has also previously served on a number of other private and public energy company boards. Mr. Culbert is a past member of the Canadian Association of Petroleum Producers Board of Governors.

Mr. Culbert holds a Bachelor of Science degree in Business Administration from Emmanuel College.

Resident of:

North Palm Beach, Florida

United States

Citizenship: USA

Director since:

December 2008

Committee Memberships:

(1)     Audit Committee

(2)     Corporate Governance,

Nominating and Risk

Committee (chair)

William T. Donovan (68) | Independent

B.Sc., MBA

William Donovan is a private equity investor and has served as a director of several public and private companies in the United States, the United Kingdom and Russia. From 1997 to 2005, he served as President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various operating and investment activities. Mr. Donovan was Chair of the Board of Rockland Industrial Holdings, LLC, a privately held  entity in Wisconsin engaged in the manufacturing of wood flooring products for the truck trailer and domestic container industries from April 2006 to December 2013.

Mr. Donovan joined the board of Silgan Holdings in January 2018. Previously, he was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as a director of Precision in December 2008.

Mr. Donovan previously served as President, Chief Financial Officer and a director of Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford International, Inc. in 1999. From 1980 to 1998, he was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 to 1980, where he specialized in merger and acquisition financing.

Mr. Donovan received a Bachelor of Science and an MBA from the University of Notre Dame.

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Resident of: Mississauga, Ontario Canada Citizenship: Canada Director since: May 2011 Committee Memberships: (1) Audit Committee (2) Corporate Governance, Nominating and Risk Committee

Brian J. Gibson (64) | Independent

B.Comm., MBA, CFA (CFA Institute), ICD.D (Institute of Corporate Directors)

Brian Gibson was the Senior Vice President, Public Equities and Hedge Funds of Alberta Investment Management Corp. (AIMCo) from December 2008 until his retirement in May 2012. Previously, he served as President of Panoply Capital Asset Management Inc., a private investment firm, and as Senior Vice President, Equities of the Ontario Teachers’ Pension Plan. Mr. Gibson is the Board Chair of the Investment Management Corporation of Ontario, a member of the advisory board of Kruger Inc., and a Director of Samuel, Son & Co. Ltd. All three are private equity firms. He is a former director of Duff & Phelps, INFOR Acquisition Corp, MacDonald, Dettwiler and Associates Ltd., Viterra Inc., WestJet Airlines Ltd. and Westaim Corporation.

During his 42-year career, Mr. Gibson has been responsible for the management of various large equity investment portfolios, including those of insurance companies, a chartered bank, pension and mutual funds, and endowments. He has expertise in relationship investing and in corporate finance. Mr. Gibson has extensive experience in the analysis of public company financial statements and control standards and is Chair of the Corporate Disclosure Policy committee of the CFA Institute, which provides regulators with input and suggestions on potential changes in accounting standards and disclosure.

Mr. Gibson received a Bachelor of Commerce (Honours) from Laurentian University and an MBA from the University of Toronto. He is a Chartered Financial Analyst and a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

Susan M. MacKenzie (59) | Independent

P.Eng., MBA, ICD.D

Susan M. MacKenzie is a corporate director. Most recently, she was an independent consultant. Previously, she served as Chief Operating Officer with Oilsands Quest Inc. and as Vice President of Human Resources and Vice President of In Situ Development and Operations at Petro-Canada prior to its merger with Suncor Energy Inc. Ms. MacKenzie was also employed with Amoco Canada, serving in a variety of engineering and leadership roles in natural gas, conventional oil and heavy oil exploration.

Ms. MacKenzie serves on several boards, including Freehold Royalties Ltd., TransGlobe Energy Corporation, and Enerplus Corporation. She previously served on the boards of FortisAlberta Inc., Safe Haven Foundation of Canada, Calgary Women’s Emergency Shelter and Foothills Academy Society.

Ms. MacKenzie holds a Bachelor of Engineering (Mechanical) degree from McGill University and a Master of Business Administration from the University of Calgary. She is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

Resident of:

Calgary, Alberta

Canada

Citizenship: Canada

Director since:

September 2017

Committee Memberships:

(1)     Corporate Governance,

Nominating and Risk

Committee

(2)     Human Resources and

Compensation Committee

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Resident of:

Anchorage, Alaska

United States

Citizenship: USA

Director since:

September 2011

Committee Memberships:

(1)     Corporate Governance,

Nominating and Risk

Committee

(2)     Human Resources and

Compensation Committee (chair)

Dr. Kevin O. Meyers (66) | Independent

B.A., Ph.D. (Chemical Engineering)

Kevin Meyers is an independent energy consultant and corporate director. He currently serves on the boards of Denbury Resources Inc., Hess Corporation, and Hornbeck Offshore Services, Inc.

Dr. Meyers has over 35 years of experience in the energy industry, having retired from ConocoPhillips at the end of 2010. For the 10 years prior to his retirement, he was a senior executive of ConocoPhillips, most recently as Senior Vice President Exploration and Production, Americas. Before that, he was President of ConocoPhillips Canada, President of ConocoPhillips Russia and Caspian and President of ConocoPhillips Alaska. While in Russia from 2004 to 2006, Dr. Meyers served on the board of LUKOIL and was the lead resident executive of the COP/LUKOIL strategic alliance.

Prior to joining ConocoPhillips in 2002, he served in engineering, technical and executive positions with ARCO, last serving as President of ARCO Alaska.

Dr. Meyers has also served on several non-profit boards, including the board of regents of the University of Alaska and the Nature Conservancy of Alaska.

Dr. Meyers received a Bachelor of Arts in chemistry and mathematics from Capital University and a Ph.D. in chemical engineering from the Massachusetts Institute of Technology.

Resident of: Houston, Texas United States Citizenship: USA Director since: September 2018 Committee Memberships: (1) Audit Committee (2) Human Resources and Compensation Committee

David W. Williams (62) | Independent

B.B.A. (Marketing)

David W. Williams served as Chairman, President and Chief Executive Officer of Noble Corporation from January 2008, until January 2018. Prior to Noble, he served as Executive Vice President of Diamond Offshore Drilling, Inc. and has more than 35 years in the offshore drilling industry.

During his career, Mr. Williams was a member of the Executive Committee and past Chairman of the International Association of Drilling Contractors and a board member of the American Petroleum Institute, where from 2012 to 2013 he served as Chairman of the General Membership Committee and as a member of the Executive Committee. He served as a director of the Well Control Institute and was a member of the National Petroleum Council, the Society of Petroleum Engineers and the American Bureau of Shipping. Mr. Williams currently serves as a member of the Dean’s Advisory Board of Mays Business School at Texas A&M University, on the Board of Spindletop International, a Houston-based charitable organization, and on the Board of National Ocean Industries Association.

Mr. Williams attended Texas A&M University, where he earned a Bachelor of Business Administration degree in Marketing. In 2009, he was named as an Outstanding Alumni by the Mays Business School at A&M for his many career achievements and service to the school.

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Resident of: Houston, Texas United States Citizenship: Canada Director since: August 2007

Kevin A. Neveu (59) | President and Chief Executive Officer | Not Independent

B.Sc. (Mechanical Engineering), P.Eng. (APEGA)

Kevin A. Neveu is President and Chief Executive Officer and a director of Precision Drilling Corporation and has held these positions since joining the company in 2007.

Mr. Neveu has 38 years of experience in the oilfield services sector holding technical, marketing, management and senior leadership positions over his career. Previously, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston and held senior management positions with it and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Mr. Neveu is a former director of Finning International Inc., Bonanza Creek Energy, Inc. and RigNet, Inc. He is also a former member of the Advisory Board for the Heart and Stroke Foundation of Alberta. Presently, Mr. Neveu is an Advisor for the University of Calgary’s School of Public Policy and in 2019 he acted as the Chairman of the International Association of Drilling Contractors.

Mr. Neveu holds a Bachelor of Science degree, is a graduate of the Faculty of Engineering at the University of Alberta and is a registered Professional Engineer in the province of Alberta. He has also completed the Harvard Advanced Management Program.

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Expectations of Directors

Integrity

We expect our directors to be engaged, fulfill their responsibilities to the Board and their committees and to always act in our best interests with the highest ethics and integrity.

This means:

▪	complying with our Code of Business Conduct and Ethics policy, including our conflict of interest disclosure requirements
▪	developing and maintaining an understanding of our strategy, business environment and operations, the markets we operate in and our financial position and performance
▪	diligently preparing for each Board and committee meeting by reviewing all meeting materials in advance
▪	actively and constructively participating in each meeting and seeking clarification from management and outside advisors when necessary to understand the issues being considered
▪	refreshing their skills by attending continuing education programs
▪	keeping abreast of changing governance issues and requirements and regulatory matters affecting the energy industry.

All of our nominated directors have consistently met our expectations. All directors:

▪	have a comprehensive understanding of our business
▪	are always well prepared for Board and committee discussions
▪	make constructive contributions to all discussions
▪	are available to meet with management and fellow directors
▪	have maintained a 100% attendance record at Board and committee meetings.

Attendance and Responsibilities

We believe that an active and engaged Board governs more effectively. We expect directors to attend all Board meetings, their committee meetings and the annual general meeting of shareholders in person. Directors may attend regular meetings by phone if circumstances require. All our directors had 100% attendance in 2019.

The table below shows the number of Board and committee meetings held in 2019 and the director attendance record. We expect directors to attend all Board meetings, their committee meetings and the annual general meeting of shareholders. Directors may attend regular meetings by phone if circumstances require it.

Name	Board	Audit Committee	Corporate Governance, Nominating and Risk Committee	Human Resources and Compensation Committee	Overall Attendance
Michael R. Culbert	10 of 10 (100%)	5 of 5 (100%)	—	4 of 4 (100%)	19 of 19 (100%)
William T. Donovan	10 of 10 (100%)	5 of 5 (100%)	4 of 4 (100%)	—	19 of 19 (100%)
Brian J. Gibson	10 of 10 (100%)	5 of 5 (100%)	4 of 4 (100%)	—	19 of 19 (100%)
Allen R. Hagerman(1)	10 of 10 (100%)	5 of 5 (100%)	—	4 of 4 (100%)	19 of 19 (100%)
Steven W. Krablin	10 of 10 (100%)	5 of 5 (100%)	4 of 4 (100%)	4 of 4 (100%)	23 of 23 (100%)
Susan M. MacKenzie	10 of 10 (100%)	—	4 of 4 (100%)	4 of 4 (100%)	18 of 18 (100%)
Kevin O. Meyers	10 of 10 (100%)	—	4 of 4 (100%)	4 of 4 (100%)	18 of 18 (100%)
David W. Williams	10 of 10 (100%)	5 of 5 (100%)	—	4 of 4 (100%)	19 of 19 (100%)
Kevin A. Neveu	10 of 10 (100%)	—	—	—	10 of 10 (100%)

Notes:

(1)  Mr. Hagerman has decided not to stand for re-election at our 2020 annual general meeting.

Serving on Other Boards

We do not limit the number of other public company boards our directors can serve on, but the CGNRC discusses our expectations with potential candidates so they understand the time commitments and expectations before agreeing to be nominated as a director.

Members of the Audit Committee can serve on the audit committee of up to three other public companies as long as the Board determines that the other commitments will not limit the director’s ability to effectively serve on our Audit Committee. Michael Culbert, Brian Gibson, Allen Hagerman and Steven Krablin serve on the audit committees of other public companies and the Board has determined that those committee memberships do not interfere with their ability to serve effectively on our Audit Committee.

2020 Management Information Circular	33

Many of our nominated directors are active corporate directors and hold positions on other boards. The Board and the CGNRC have reviewed the board memberships and determined that the directors have consistently demonstrated that they are able to, and do, devote the necessary time and attention to Precision to carry out their duties effectively and act in Precision’s best interests.

Other Public Company Boards and Committees in the last five years(1)
Name	Company	Committees	Dates
Michael R. Culbert	Enerplus	Audit Committee, Corporate Governance and Nominating Committee, Compensation and Human Resources Committee (Chair)	2014 – Present
William T. Donovan	Silgan Holdings Inc.	Audit Committee, Compensation Committee	2018 – Present
Brian J. Gibson	INFOR Acquisition Corp.	Audit Committee (Chair), Governance Committee	2015 – 2017
Steven W. Krablin(2)	Chart Industries, Inc. Hornbeck Offshore Services, Inc. Penn Virginia Corporation(3)

Audit Committee, Nominations and Corporate Governance Committee, Compensation Committee

Audit Committee. Nominating and Corporate Governance Committee

Audit Committee, Compensation and Benefits Committee, Nominating and Corporate Governance Committee

2006 – Present 2005 – Present 2010 – 2016
Susan M. MacKenzie	Enerplus Corporation Freehold Royalties Ltd. TransGlobe Energy Corporation

Audit Committee, Reserves Committee, Safety and Social Responsibility Committee (Chair), Compensation Committee and Human Resources Committee

Governance, Nominating and Compensation Committee (Chair), Reserves Committee, Joint Compensation Committee

Compensation, Governance and Human Resources Committee, Reserves, Health, Safety, Environment and Social Responsibility Committee

2011 – Present 2014 – Present 2014 – Present
Dr. Kevin O. Meyers	Denbury Resources Inc. Hess Corporation Hornbeck Offshore Services, Inc.

Audit Committee, HSE and Reserves Committee (Chair),

Lead Technical Director, Compensation Committee

Audit Committee and Health, Safety and Environment Committee

Compensation Committee

Compensation Committee

2011 – Present 2013 – Present 2011 – Present
Kevin A. Neveu	Finning International, Inc. Bonanza Creek Energy, Inc.(4)	Audit Committee, Safety, Environment and Social Responsibility Committee Audit Committee, Compensation Committee, Governance Committee	2013 – 2018 2011 – 2017
David W. Williams	Noble Corporation	Chairman	2008 – 2018

(1)     Mr. Hagerman, an independent director, has decided not to stand for re-election at our 2020 annual general meeting. Mr. Hagerman is also a director of Teravita Corporation and TransAlta Renewables Inc.

(2)     The Board has determined that Mr. Krablin’s simultaneous service on the Audit Committee of two other public companies does not interfere with his ability to serve effectively on Precision’s Audit Committee.

(3)     On May 12, 2016, Penn Virginia filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the Easter District of Virginia to pursue a plan of reorganization. On September 12, 2016, Penn Virginia emerged from bankruptcy proceedings and appointed a new board of directors.

(4)     On January 4, 2017, Bonanza Creek Energy, Inc. (Bonanza Creek) and certain subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware to pursue a plan of reorganization. On April 28, 2017, Bonanza Creek emerged from bankruptcy proceedings and appointed a new board of directors. Mr. Neveu is no longer a director of Bonanza Creek.

Board Interlocks

We do not have a policy on interconnecting directorships. Mr. Krablin and Dr. Meyers currently serve as independent directors on the board of Hornbeck Offshore Services, Inc. Mr. Culbert and Ms. MacKenzie currently serve as independent directors on the board of Enerplus Corporation. We do not believe these board interlocks affect the independence of these directors or their ability to perform their fiduciary obligations. None of our other directors currently serve together on any other public company boards.

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Skills and Experience

Our Board must have the appropriate mix of skills and experience in order to provide appropriate direction to management and to ensure that all major issues affecting our business and affairs are given proper consideration. The CGNRC uses a comprehensive skills matrix to assess Board composition and recruit new director candidates as part of Board succession. The skills matrix is based on our vision, strategy and five-year plan and is summarized below.

DIRECTOR SKILLS AND EXPERIENCE

	MINIMUM PREFERENCE	M. Culbert	W. Donovan	B. Gibson	S. MacKenzie	K. Meyers	S. Krablin	K. Neveu	D. Williams
LEADERSHIP – with companies of a scale similar to Precision									
Senior Leadership Experience Experience within the last 15 years driving strategic insight and direction to encourage innovation and conceptualize key trends to continuously challenge the organization to sharpen its vision while achieving significant organic growth	5+	■	■	■	■	■	■	■	■
CEO Experience Experience within the last 15 years working as a CEO of a public company. This includes establishing ongoing concern processes, measuring business objectives and executive performance accountability	2+	■	■				■	■	■
Strategic Planning and Focus Experience with planning, evaluation, and implementation of a strategic plan. This includes a demonstrated ability to focus on longer term goals and strategic outcomes, as separate from day-to-day management and operations	2+	■	■	■	■	■	■	■	■
Business Development Experience developing and implementing an organization's vision or strategy as well as augmenting sales and marketing to improve customer acquisition and retention	3 - 4	■	■	■		■	■	■	■
INDUSTRY EXPERIENCE – within the last 15 years									
Oilfield Service Senior executive experience leading an oilfield service company combined with a strong knowledge of Precision's strategy, markets, competitors, financials, operational issues, regulatory concerns and technology	3 - 4		■				■	■	■
Oil and Natural Gas Senior executive experience in the oil and natural gas industry combined with a robust understanding of Precision's customers, markets, operational challenges, strategies, regulatory matters and technology	3 - 4	■	■		■	■	■	■	■
Land Rig Manufacturing/Technology Expertise Significant knowledge of manufacturing or a technical expertise regarding land drilling rigs, well service rigs and associated oilfield equipment	1 - 2						■	■	■
FINANCIAL LITERACY – within the last 15 years									
Accounting Executive experience in financial accounting and reporting and knowledge of other considerations and issues associated with the auditing requirements of public companies. Familiarity with internal financial controls	3 - 4	■	■	■	■	■	■	■	■
Corporate Finance/Mergers and Acquisitions Senior executive experience in corporate finance with significant experience and a demonstrated knowledge of debt and equity markets as well as mergers and acquisitions	2 - 3	■	■	■			■	■	■
BUSINESS EXPERIENCE – within the last 15 years									
International Senior executive experience working in an organization with global operations where Precision is or may be active. Has a thorough understanding of different cultural, political and regulatory requirements	2 - 3	■	■	■	■	■	■	■	■
Information Technology Expertise Executive experience leading an information technology organization or within an organization leading the information technology division. Experience with planning, evaluation, and implementation of an information technology system	1 - 2					■	■	■	
HR and Compensation Executive experience or board compensation committee participation with a thorough understanding of compensation, benefit and pension programs, legislation and agreements including specific expertise in executive compensation programs, incentives, equity and perquisites	1 - 2	■	■	■	■	■	■	■	■
Health, Safety, Environment and Social Responsibility Thorough understanding of industry regulations and public policy related to workplace health, safety, environment and social responsibility. Demonstrated commitment to Precision's HSE values	1 - 2	■	■	■	■	■	■	■	■
Environmental, Social and Governance Demonstrates significant knowledge on environmental, social and governance criteria and sustainability stewardship	3-4	■	■	■	■	■	■	■	■
Legal Experience in corporate securities and mergers acquisitions, litigation, contract law, international law, intellectual property, regulatory/public policy	1 - 2	■	■	■		■	■	■	■
BOARD EXPERIENCE									
Governance/Board and Committees Prior or current experience as a board member of a major organization (public, private or non-profit) as well as serving on board committees	3 - 4	■	■	■	■	■	■	■	■
Risk Assessment Experience in the process of identifying principal corporate risks and to ensure that management has implemented the appropriate systems to manage risk	3 - 4	■	■	■	■	■	■	■	■
Government Relations Experience in strategic government relations and effective communications for public sector, private sector and not-for-profit boards	1 - 2	■	■	■	■	■	■	■	■
Board Certifications Possesses Board certifications from NACD, ICD or similar institutions	1 - 2			■	■		■		
OTHER TRAITS									
Teamwork An executive who supports and cultivates a collaborative environment so that other members may freely express differing opinions and engage in discussions on the complex issues which bear heavily on the future of Precision	All	■	■	■	■	■	■	■	■
Devil's Advocacy An executive who fosters an environment of congenial controversy in an effort to minimize "groupthink" and increase open-mindedness, improve problem solving, and allow for better integration of diverse views	1 - 2	■	■	■	■	■	■	■	■

2020 Management Information Circular	35

Director Development and Continuing Education

Continuing education helps our directors strengthen their skills, deepen their understanding of our business and operations and stay current with emerging issues that affect our business, governance and compensation practices. Every quarter, we facilitate continuing education programs that cover a wide range of diverse topics that directors are required to attend in order to help them accomplish these goals.

Management provides regular updates on relevant topics and quarterly updates on emerging governance and regulatory matters. We also encourage directors to attend external educational events as appropriate. We reimburse directors for memberships in organizations dedicated to corporate governance and ongoing director education.

Below is a list of the educational programs attended by our directors in 2019.

2019 Director Education Program Topic	Presented by
Audit, Finance and Risk Management
Quarterly Audit Committee 2019 Economic Outlook	NACD
Quarterly Audit Committee: 2019 Proxy Season Hot Topics	NACD
Canadian Cacophony, Commodity 2020	TPH Director Series
Financial Markets Review	Goldman Sachs
Accounting Standards Review & Energy Industry Update	Ernst & Young
Corporate Governance
Key Findings from 2018-2019 Public Company Governance Survey	NACD
Cyber Security Considerations for 2019	NACD
Political Intelligence for Boards	Institute of Corporate Directors
Are You Prepared? What Boards Must Consider in Crisis Management	Institute of Corporate Directors
ESG and The Link to Performance	Institute of Corporate Directors
Climate Change and Corporate Governance	Institute of Corporate Directors
Governance in New Industries: Cannabis and Cryptocurrency	Institute of Corporate Directors
Disruption/Innovation	KPMG Director Series
ESG for Directors	Karen Clarke-Whistler Webinar
Governance During Crisis and the Canadian Energy Industry	Institute of Corporate Directors
ESG Presentation by Simmons	Simmons
Outlook for ESGP in Oil & Gas	TPH Director Series
Sustainability and the Board: What Directors Should Know	Wilkinson Brimmer Katcher
Human Resources and Compensation
Executive Compensation Trends – Key Learnings from 2019 Proxy Season	Institute of Corporate Directors
Board Oversight of Culture	Institute of Corporate Directors
Compensation Trends in Private Company Incentive Plan Design	Institute of Corporate Directors
Investor Perspective on Board Diversity and Disclosure Trends	EQUILAR
The State of CEO Pay and What to Expect in 2020	EQUILAR
Activism in Energy	TPH Director Series
Thinking Outside the Box w/Compensation Plans	Agenda
Board Approach to Company Culture	Agenda
Aligning Director Compensation with Board Recruitment	Agenda
2019 Canadian Executive Compensation Proxy: A Roadmap to 2020 and Beyond	Willis Towers Watson
Managing Boardroom Culture	Institute of Corporate Directors
Board Shareholder Engagement	Institute of Corporate Directors
HR & Comp Committee Incentive Plan Design	Institute of Corporate Directors Webinar
Political Intelligence for Boards	Institute of Corporate Directors
Disruptions Facing Corporations and Director Insights	Institute of Corporate Directors National Conference
Director Mentorship Sessions	Institute of Corporate Directors
Aligning Director Compensation with Recruitment	Agenda Webcast
Safety Stand Down: Empowered to Affect Change	Precision Drilling Corporation
Industry and Markets
Creative Destruction Lab Supper Session	Rotman School of Management University of Toronto
Oil and Gas: Over-Built, Over-Levered, and Over-Polluted	Damien Courvalin Goldman Sachs
Dance Like No One Is Watching But Text And Email Like It Will Be Read In Court One Day	Vinson & Elkins
US Political Update	Megan O’Sullivan Harvard Kennedy School
Geopolitical Update	Megan O’Sullivan Harvard Kennedy School
Business Transformation Thriving In A Digital Age	Institute of Corporate Directors
Electrical Energy Markets In Australia	Deloitte
Australian Economy	National Bank of Australia
Australian Energy Market	Infigen Paul Simon

2020 Management Information Circular	36

2019 Director Education Program Topic	Presented by
Industry and Markets
Australian Deal Flow	PricewaterhouseCoopers
Western Australia Electricity Market Outlook	Deloitte
Reciprocating Engines Technology Review	Wartilla
Crude by Rail Overview	CN Rail
Natural Intelligence in a World of AI	OTI
Defense Preparedness Considerations	TD
The Future of Work	Deloitte
PWC’s Energy Visions Business Forum	PricewaterhouseCoopers

Director Orientation

Our orientation program familiarizes new directors with Precision, the drilling and well servicing industry and our expectations of directors. New directors meet with management and receive a comprehensive orientation manual with information about the industry and Precision, including our values and strategic plan, policies and governance guidelines, talent and performance management, succession planning and our annual operating and capital budgets. The CGNRC reviews the orientation manual periodically to make sure the content is current and appropriate.

New directors receive a copy of the charter of each committee they serve on and access to our electronic board portal where they can review historical information presented and minutes of previous meetings. New directors also meet with each committee chair and with key management representatives for each committee to discuss recent activities and any issues or concerns relating to that aspect of our business or governance practices.

Director Share Ownership Guidelines

We believe that director share ownership is a good governance practice because it ensures directors have a stake in our future success and aligns their interests with those of our shareholders. Our directors are required to own at least two times the amount of their annual retainer in Precision shares within four years of joining the Board. Directors can count shares (held directly or beneficially through a nominee) and deferred share units (DSUs) towards meeting the guidelines. In addition, DSUs cannot be redeemed until a director retires from the Board (see more about DSUs on page 39).

We use the actual purchase cost or the current market price (whichever is higher) to calculate share ownership. All directors met our ownership guidelines in 2019, with the exception of David Williams, who joined the Board in 2018, and has four years from his appointment date to meet the guidelines.

Securities Held (as of March 25, 2020)

The table below shows the number of shares each director owns or exercises control or direction over and their compliance with our Share Ownership Guidelines. Each director has provided information about the Precision shares he or she owns, or exercises control or direction over, and we used $0.46, the closing price of Precision’s shares on the TSX on March 25, 2020 to determine the current market value of their share ownership. We use the actual purchase cost of the shares or the current market value (whichever is higher) to determine whether a director has met the share ownership guidelines.

Name	Precision Shares	DSUs	Cost Basis	Market Value	Guidelines Multiple of Annual Retainer	Meets Guidelines
Michael R. Culbert	115,000	197,422	$964,866	$146,714	2x	Yes
William T. Donovan	161,216	242,574	$2,513,605	$185,743	2x	Yes
Brian J. Gibson	245,000	249,896	$1,966,668	$227,652	2x	Yes
Allen R. Hagerman(1)	74,277	304,559	$2,098,365	$174,265	2x	Yes
Steven W. Krablin	25,000	414,919	$1,546,696	$202,363	2x	Yes
Susan M. MacKenzie	64,500	166,516	$710,848	$106,267	2x	Yes
Kevin O. Meyers	49,500	221,736	$1,368,649	$124,769	2x	Yes
David W. Williams(2)	25,000	87,805	$269,445	$51,890	2x	n/a
Kevin Neveu	1,195,127	—	$7,941,052	$549,758	5x	Yes

Notes:

(1)  Mr. Hagerman has decided not to stand for re-election at our 2020 annual general meeting.

(2)  Mr. Williams joined the Board in September 2018 and has 4 years from assuming his position to meet the Share Ownership Guidelines.

2020 Management Information Circular	37

Director Compensation

Our director compensation program is based on four principles:

▪  align director interests with Precision’s long-term success

▪  attract and retain highly-qualified directors who have a sufficient range of skills, expertise and experience

▪  compensate directors appropriately for their knowledge and contributions

▪  be competitive with comparable public companies.

Director compensation is paid only to non-management directors. Mr. Neveu is compensated in his role as CEO (see page 78) and does not receive additional compensation for his role as a management director on the Board.

Aligning Director and Shareholder Interests

Our directors have a substantial financial interest in Precision because they:

∎   receive part of their retainer in deferred share units, which tracks the performance of Precision shares

∎   can choose to receive all or some of their cash compensation in DSUs

∎   must meet share ownership requirements within four years of joining the Board.

Our CEO does not receive director compensation.

You can read more about each director’s share ownership beginning on page 40.

Approach

The Board generally sets compensation at or slightly below the median (50th percentile) of a compensation peer group of public companies in the broader oilfield services industry. The Human Resources and Compensation Committee (HRCC) uses this same peer group to benchmark executive compensation (see page 67).

The CGNRC is responsible for reviewing director compensation every year and recommending the appropriate level and mix to the Board for approval. It considers the responsibilities, time commitment, risks, complexity of decision-making, best practices and general market trends in director compensation. It also refers to published compensation surveys and receives independent advice from an external consultant (currently Meridian, the same consultant the HRCC uses for executive compensation).

2019 Director Compensation

We pay directors a combination of cash and share-based compensation (deferred share units or DSUs) so they have a vested interest in Precision’s long-term success. A DSU is a phantom unit equal to the fair market value of a Precision share. Directors can choose to receive all or some of their annual cash retainer and other fees in DSUs.

The retainer covers all Board and committee memberships and meeting fees as well as other committee meetings directors attend as guests. The CGNRC conducted a comprehensive review of director compensation to determine an appropriate level of retainer that reflects the scope of the duties and time commitment of our non-management directors. The Chair of the Board receives a higher retainer to reflect the scope of the role and increased responsibilities. Directors who serve as a committee chair receive a higher amount to recognize their increased responsibilities and time commitment.

The table below shows the fees we paid to directors for the year ended December 31, 2019. Mr. Neveu does not receive director compensation because he is a management director and is compensated in his role as President and CEO. In 2019, no changes were made to director compensation. The last increase to director compensation was made in 2016.

Name	Cash Fees Earned	Share-based Awards	Option-based Awards	Non-equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total (1)
Michael R. Culbert	—	$258,707	—	—	—	—	$258,707
William T. Donovan	$126,036	$152,571	—	—	—	—	$278,607
Brian J. Gibson	$106,136	$152,571	—	—	—	—	$258,707
Allen R. Hagerman(2)	$126,036	$152,571	—	—	—	—	$278,607
Steven W. Krablin	—	$391,377	—	—	—	—	$391,377
Susan M. MacKenzie(3)	$59,038	$205,639	—	—	—	—	$264,677
Kevin O. Meyers(3)	$133,996	$152,571	—	—	—	—	$286,567
David W. Williams	$106,136	$152,571	—	—	—	—	$258,707

Notes:

(1)     Directors’ fees are paid in U.S. dollars. We used an average exchange rate of 1.3267 to convert the fees to Canadian dollars.

(2)     Mr. Hagerman has decided not to stand for re-election at our 2020 annual general meeting.

(3)     Ms. MacKenzie and Dr. Meyers also attend meetings of the Safety Council and are compensated for their participation as a Board representative. In 2019, Ms. MacKenzie attended three council meetings and received $4,500 as meetings fees and Dr. Meyers attended four council meetings and received $6,000 as meeting fees.

2020 Management Information Circular	38

Share-based awards is the portion of the annual retainer, meeting and other fees received as DSUs, and does not include any DSUs granted as dividend equivalents for dividends paid on Precision shares. In February 2016, we suspended our dividend as a result of a restricted payments basket limitation in our note indentures.

Directors are also reimbursed for travel expenses relating to Precision business.

We pay the annual cash retainer in U.S. dollars to help us attract and retain strong global talent to the Board, which supports Precision’s long-term growth strategy towards U.S. and international operations. The flat fee streamlines the compensation structure and caps director fees. It also supports strong director engagement and is a common corporate governance practice. Directors can choose to receive all or some of the cash retainer in DSUs. They are not eligible to receive incentive awards.

The table below shows the current director fee schedule. No changes were made to director compensation in 2019.

in US$
2019 Fixed Annual Retainer	Cash	Equity
Chair of the Board	$180,000	$115,000
Board member who serves as a committee chair	$95,000	$115,000
Board member	$80,000	$115,000

2020 Director Compensation

In response to current market conditions, the Board approved a reduction of 20% to their annual retainers for 2020 when compared to 2019 and agreed to be paid in cash to minimize shareholder dilution at our current share price.

About DSUs

Form of award	Notional share-based awards (granted in accordance with the DSU plan, the DSU plan is potentially dilutive)
Who participates	Non-management directors
Purpose	Granted annually, as part of retainer, to promote greater alignment of interests between directors and shareholders, and to help directors meet our share ownership guidelines
Vesting

▪  Vest when granted

▪  Units earn dividend equivalents at the same rate as dividends paid on Precision shares (dividend equivalents are notionally reinvested as additional units). In February 2016, we suspended our dividend as a result of a restricted payments basket limitation in our note indentures

Payout	Settled in cash or shares after the director retires or in the event of death
Assignment	Cannot be assigned

DSUs are allocated quarterly to a notional account for each director based on the amount of compensation he or she has chosen to receive in DSUs. The equity retainer is paid quarterly, using the weighted average closing price of Precision shares on the NYSE for the five trading days before the payment date (generally the last business day of each quarter) to calculate the number of DSUs. Each notional account is credited with additional DSUs as dividend equivalents for corresponding dividends paid on Precision shares. No dividends were paid in 2019.

DSUs vest immediately and can only be redeemed for cash or Precision shares (at our sole discretion, as long as there is a public market for Precision shares) when a director retires from the Board. We calculate the cash amount by multiplying the number of DSUs by the weighted average closing price of Precision shares on the NYSE for the five trading days prior to the payout date, and then deduct any withholding taxes. Shares are either purchased on the open market by an independent broker using cash that would otherwise have been paid to the director (after deducting any withholding taxes) or issued by us from treasury at a subscription price per share equal to the fair market value of Precision shares.

Directors can receive their payment any time up until December 15 of the year following their retirement, as long as the date does not fall within a blackout period. Payment can be a lump sum or in two payments. If a director has not specified a redemption date, their DSUs issued will be redeemed on one date, six months after their retirement date.

DSUs cannot be transferred or assigned to another person, other than certain rights that pass to a director’s beneficiary or estate upon death according to the terms of the plan.

If a director also becomes an employee of Precision or an affiliate, he or she can no longer participate in the DSU plan as of that date but can participate again when employment ends.

The CGNRC and the Board review the DSU plan periodically to ensure it remains competitive and continues to meet our business objectives.

2020 Management Information Circular	39

Granting DSUs

The total number of Precision shares available for issue from treasury to directors under the current DSU plan is limited to:

▪	a maximum of 1% of the issued and outstanding shares
▪

not more than 10% of the total issued and outstanding Precision shares to insiders, in any single year, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury

▪

not more than 10% of the total issued and outstanding Precision shares issued to insiders, at any time, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury.

Directors received DSUs under the old plan until the end of 2011 and the plan remains in place until all outstanding DSUs under the old plan have been redeemed.

At December 31, 2019, based on the total balance of DSUs in the directors’ accounts:

▪	a total of 1,792,254 Precision shares were issuable under the current DSU plan
▪	total of 93,173 Precision shares were issuable under the old plan.

You can read more about the plans under Equity Incentive Plan Information on page 92.

Outstanding Share-based Awards

DSUs are granted quarterly, vest immediately on the day they are granted and become available to the directors upon retirement or death. The table below shows all outstanding share-based awards for each non-management director as of December 31, 2019. We calculated the market or payout values using US$1.40, the closing price of Precision shares on the NYSE on December 31, 2019, the final trading day of the fiscal year and an annual average exchange rate of 1.3267.

Non-management directors do not participate in our stock option plan, so they do not have any outstanding option-based awards.

Name	Number of DSUs that have not Vested (#)	Market or Payout Value of DSUs that have not Vested ($)	Market or Payout Value of Vested DSUs not Paid Out or Distributed
Michael R. Culbert	—	—	$366,688
William T. Donovan	—	—	$450,552
Brian J. Gibson	—	—	$464,152
Allen R. Hagerman(1)	—	—	$565,682
Steven W. Krablin	—	—	$770,660
Susan M. MacKenzie	—	—	$309,283
Kevin O. Meyers	—	—	$411,848
David W. Williams	—	—	$163,087

Notes:

(1)  Mr. Hagerman has decided not to stand for re-election at our 2020 annual general meeting.

Value Vested or Earned During the Year

The table below shows the value vested or earned on all share-based awards for each non-management director during the year ended December 31, 2019. We calculated the market or payout values using US$1.40, the closing price of Precision shares on the NYSE on December 31, 2019, the final trading day of the fiscal year and an annual average exchange rate of 1.3267.

DSUs vest immediately on the day they are granted. The value vested does not include additional units granted as we suspended our dividend in February 2016 as a result of a debt covenant restriction in our note indentures.

Name	DSUs – Value Vested During the Year
Michael R. Culbert	$219,279
William T. Donovan	$129,318
Brian J. Gibson	$129,318
Allen R. Hagerman(1)	$129,318
Steven W. Krablin	$331,728
Susan M. MacKenzie	$174,298
Kevin O. Meyers	$129,318
David W. Williams	$129,318

Notes:

(1)  Mr. Hagerman has decided not to stand for re-election at our 2020 annual general meeting.

2020 Management Information Circular	40

B – Governance	Management Information Circular

We are committed to strong corporate governance and believe it is fundamental to generating long-term shareholder value.

This section discusses our governance policies and practices and the role and functioning of our Board and our expectations of directors.

42	Our Approach to Governance
	42	Standards and Practices
	43	Corporate Responsibility

54	About the Board
	55	Independence
	55	Avoiding Conflicts of Interest
	56	Board Priorities
	58	Board Effectiveness
	59	Board Succession
	59	Communicating with the Board

60	Committee Reports
	60	Audit Committee Report
	61	Corporate Governance, Nominating and Risk Committee Report
	62	Human Resources and Compensation Committee Report

2020 Management Information Circular	41

Our Approach to Governance

Precision is a public company and our shares are listed on the TSX and NYSE.

We comply with corporate governance guidelines for Canadian companies listed on the TSX, and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the SEC in the U.S.

Our corporate governance practices meet or exceed the guidelines adopted by the CSA set out under National Policy 58-201 – Corporate Governance Guidelines and the SEC rules that apply to us.

The only major differences between the governance practices set by the TSX and the NYSE standards for U.S. domestic companies listed on the NYSE relate to shareholder approval of equity compensation plans and the external auditor. You can find an explanation in the investor relations section of our website (www.precisiondrilling.com).

High Standards

Our transparent culture of governance and ethical behaviour is fundamental to the way we do business.

We monitor regulatory developments and governance best practices and adopt regulatory changes that apply to us as a dual-listed issuer in Canada and the U.S., and governance practices that are appropriate for us.

The Board reviews our governance charters, guidelines, policies and procedures regularly to ensure they are appropriate and that we maintain high governance standards.

Our following governance charters and policies are posted on our website:

▪	articles of amalgamation
▪	by-laws (including our advance notice policy)
▪	majority voting policy
▪	board and committee charters
▪	corporate governance guidelines
▪	position descriptions for the Chair of the Board, committee chairs and the President and Chief Executive Officer
▪	code of business conduct policy
▪	a summary of the main differences between the NYSE corporate governance standards and our governance charters and policies.

The governance disclosure in this Circular meets the requirements under National Instrument 58-101 – Disclosure of Corporate Governance Practices, specific rules adopted by the SEC and Sarbanes-Oxley Act, NYSE rules and Canadian rules relating to audit committees under National Instrument 52-110 – Audit Committees. The Board has approved this disclosure on the recommendation of the Corporate Governance, Nominating and Risk Committee.

Disclosure

We issue timely, fair and accurate disclosure of all material information relating to Precision to keep shareholders and the public informed about our affairs and activities.

Our Disclosure Policy is critical to maintaining our integrity. Each director, executive officer and employee has an obligation to make sure we conduct ourselves according to the policy and its objectives. We review the policy regularly and update it as appropriate.

2020 Management Information Circular	42

CORPORATE RESPONSIBILITY

Corporate Responsibility is integral to Precision’s vision, mission, and competitive strategy because we believe that operating a sustainable and responsible company is critical to our long-term success. We believe our Corporate Responsibility approach and initiatives drive business execution and create a competitive advantage. Precision’s High Performance, High Value competitive strategy is supported by and reliant upon safety performance, environmental stewardship, employee well-being and training, and community involvement. Our employees, investors and customers reward our commitment to Corporate Responsibility and recognize that it provides us the ability to attract talent, capital and a premium for our services.

Our High Performance, High Value service offering is made possible through optimized rig designs and efficient processes, enhancing our ability to drill wells safer and faster, while producing high quality well bores and lowering costs for our customers. Our ability to produce these results safely, predictably and repeatably minimizes our environmental impact and drives revenues for our core business.

Our operating cost structure benefits from our commitment to Corporate Responsibility. The costs of creating spill prevention processes and effective engineering designs are lower than the costs of fluid spill clean-up. The costs associated with establishing world-class safety processes are lower than work related injury costs. Providing comprehensive training for our personnel allows us to retain top talent and enhance operational execution. Our investment in rig technology and advanced digital automation capabilities reduce energy consumption and GHG emissions, lowering the operating costs for both Precision and our customers. Our focused social and community involvement initiatives enhance our corporate brand, minimize the potential impact of unforeseen business interruptions and serve to enhance our retention and recruitment processes by allowing us to choose from the best of the best to join Precision. The strong alignment of Corporate Responsibility with our High Performance, High Value competitive strategy lowers our operating costs and enhances profitability, while operating in an ethical and environmentally responsible way.

Corporate Responsibility influences every aspect of our business. We have a long track record of achieving and sustaining substantial improvements in critical Corporate Responsibility categories. We are committed to continue tracking, improving and reporting on our Corporate Responsibility metrics.

In 2019, we continued to deliver on our multi-year Corporate Responsibility reporting strategy by significantly increasing communication and visibility regarding Precision’s environmental, social and governance (ESG) practices.

Last year, we completed several strategic initiatives to advance our Corporate Responsibility communication, including completing an internal assessment based on an industry standard framework as set forth by the International Petroleum Industry Environmental Conservation Association, the American Petroleum Institute and the International Association of Oil and Gas Producers. This assessment allowed us to evaluate the key aspects of our Corporate Responsibility strategy that we believe are most significant to our internal and external stakeholders and with those stakeholders in mind, we subsequently developed and accomplished the following initiatives in 2019:

2020 Management Information Circular	43

▪	integrated sustainability into the mandate of the CGNRC
▪	verified and updated Chemical Inventories, Spill Prevention and Countermeasures plans, and Storm Water Pollution Prevention Plans
▪	completed an environmental assessment of our Houston Technical Support Centre
▪

developed a more strategic and purposeful approach to company communications by creating opportunities for voluntary disclosure through existing business processes, our website and annual disclosure documents, ensuring both quality of disclosure and cost neutrality

▪

updated our Crisis and Emergency Response Plans, conducted global drills, and media training to enhance emergency preparedness and enable attendees to participate in practical exercises that incorporate best practices for crisis management, techniques from global experts and expertise from within our organization

▪	integrated voluntary disclosure data into mandatory financial disclosure forms
▪	increased transparent communication with key investors; strengthening our corporate reputation for openness to dialogue on ESG issues, and
▪	completed a fulsome assessment of our Health, Safety and Environment Management System in order to ensure alignment with regulatory, industry best practice and customer requirements.

We continue to actively solicit feedback from both external and internal stakeholders in order to enhance our Corporate Responsibility strategy. Our recent letter to shareholders contains a section specifically requesting feedback regarding sustainability. Feedback received will be integrated into our 2020 Corporate Responsibility Strategy. This year, our corporate strategy will also include an ESG component in order to align our priorities with our Corporate Responsibility plan. We have also linked executive compensation targets to key corporate sustainability goals. Historically we incorporated ESG into our short-term incentive plan (STIP) scorecard through our safety metrics of Total Recordable Incident Rate (TRIR), Percentage of Facilities Recordable Free, and Triple Target Zero (see Health, Safety and Environment on page 45). In 2020, we expanded ESG in our STIP scorecard by including a new Strategic Environmental Initiatives metric to measure management’s advancement of our multi-year Corporate Responsibility Strategy.

Materiality Assessment

In 2017, we completed a comprehensive materiality assessment to understand and focus our sustainability priorities as a company (Materiality Assessment). Under the guidance of a highly-experienced independent consultant, we engaged with internal stakeholders to review multiple sustainability topics through facilitated sessions in order to identify those material to Precision and to our stakeholders.

In 2019 we updated our Materiality Assessment using data-driven analytics, which involved benchmarking against our peers, reviewing mandatory regulations and voluntary standards, and examining news and social media to develop a detailed external view of current sustainability topics. We also focused on areas that we consider to be foundational to our sustainability practices, including safety, ethics, governance, stakeholder engagement, and diversity and inclusion.

Based on this review, an evaluation of our business risks, the applicability, and the potential for Precision to impact the issue, our 2019 Materiality Assessment identified the following focus areas as the most significant priorities to our business.

Management and the Board of Directors review our sustainability strategy annually at the Board Strategic Session. Every quarter our Safety and Corporate responsibility Council and our CGNRC also reviews and discusses updates on our sustainability efforts.

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Health, Safety and Environment (HSE)

Precision strives to lead and set the standard for HSE in our industry. One of our core values addresses protecting our people, the environment, customers, and our neighbors. We deliver state-of-the-art technologies, a highly skilled and technically competent workforce, and a culture that stresses having a plan for every job we perform and that we follow that plan every time; this is the Precision way. We ensure our employees are kept updated on all new industry standards by actively participating in industry associations and delivering comprehensive training to our employees. Last year our employees participated in over 75 industry associations events and attended over 1,700 hours of continuous learning within these organizations.

Precision Management System

Our Global Quality Health, Safety and Environmental Management System (HSE Management System) is tightly integrated into our culture to ensure standardization, consistency, and repeatability throughout our field operations. Our Key Beliefs, Target Zero Rules and HSE Fundamentals are our guiding principles and serve as the foundational core of our service delivery model. Our HSE Fundamentals are Hazard and Risk Assessment, Stop Work, Step Back, Incident Investigation, Observations and Competent and Fit Workforce. We have oversight and Board of Directors’ engagement through our Safety and Corporate Responsibility Council; continuously reviewing, monitoring, and making recommendations to strengthen our standards, policies, and procedures.

Precision fosters our safety culture through visible leadership, competency and regulatory training, and proven management systems. Our commitment to provide comprehensive training and development to our people can be seen through the significant investment we have made in our Technical Support Centre training facilities located in Houston, Texas, and Nisku, Alberta. In 2019, over 5,488 employees were trained at these facilities on Precision’s culture, rig roles and responsibilities, well control, tools and equipment, HSE standards, leadership, and communication.

Environment and Climate Change Stewardship

We recognize climate change is an important global issue and actively monitor developments that have the potential to affect our business. Our ability to reduce our carbon footprint at drilling sites is tied to our customers, as they are responsible for controlling, measuring and reporting on usage of greenhouse emissions. However, we recognize that our position as a global technology leader in our industry uniquely situates us to address climate change with technologies that can assist our customers in both increasing their operational performance while simultaneously reducing environmental impact. By continuously investing in our rig technology to make our operations safer, more reliable and efficient, we help our customers reduce or eliminate emissions, reduce water usage, improve chemistry applications and increase oil and natural gas production all while using fewer resources. Our modern rig fleet and digital enablement strategy allow our customers to rely on real time data driven insights and automation in order to make faster and smarter decisions. This digital transformation limits energy use, while maximizing output and productivity throughout the entire drilling process. We have standardized our operating procedures and continually explore new innovative technologies to maximize our overall performance, which minimizes waste and our environmental footprint, including reduced greenhouse gas emissions.

Our customers aggregate and report on-site fuel usage with respect to greenhouse gas emissions and we have significantly invested in technologies allowing them to minimize environmental impact. These alternatives include:

▪	enhancing drilling technologies to generate improved drilling efficiencies, allowing us to drill wells faster and move in and out of a location more rapidly
▪	scaling our AlphaAutomation offering (34 systems currently deployed in the field) to significantly improve operational efficiency and reduce overall drilling times
▪	utilizing AlphaApps (15, either active or in development) to further enhance drilling efficiencies and reduce fuel usage on site
▪	utilizing bi-fuel systems (29 in Canada, 20 in the U.S.) to reduce diesel consumption and greenhouse gas emissions
▪	utilizing natural gas engines (approximately 25% of our North American fleet) that burn lower carbon fuel
▪	designing and building our rigs to employ pad walking systems to reduce our environmental footprint by improving drilling efficiencies
▪	working with our customers to effectively utilize our products and services to help them reduce their greenhouse gas emissions in the development of their hydrocarbon resources
▪	including climate strategy in our internal research and development of products
▪	working with educational institutions and other corporations to further develop sustainable solutions in the industry
▪	working with our customers on solutions to mitigate noise pollution in and around highly populated areas, and
▪	utilizing industry best practice processes to ensure spill prevention.

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Research and Development

In collaboration with the University of Calgary’s Schulich School of Engineering, we jointly submitted a Collaborative Research and Development Grant application under the Natural Sciences and Engineering Research Council’s (NSERC) University-Industry Program. NSERC awarded funding for the project which involves development of sensing and control systems to be utilized in closed loop automated drilling systems. To further the project, Precision entered into a Research Agreement with the University of Calgary which aims to increase efficiencies in the drilling process and reduce environmental footprint. The project commenced in 2019 and is scheduled for completion in 2021.

We also support development of alternative energy sources. We partnered with Eavor Technologies Inc. and Shell International Exploration and Production and as part of our partnership agreement, Shell and Precision provided technical expertise towards the design of drilling, completion, and construction of geothermal wells and a technological demonstration facility in Alberta. Precision provided the drilling expertise for the pilot program in which we drilled two deep wells which were connected horizontally.  Once implemented, the system will pump water between the two connected wells and harness heat from the planet’s core. This is a solution that, unlike wind and solar, builds upon our expertise in drilling and uses already created energy infrastructure to produce steady and dependable heat and electrical power without emissions of any kind. In this process there are no greenhouse gas emissions, limited water use, and no produced brine or solids. Geothermal technology provides an opportunity for Precision to utilize its existing rig fleet in the drilling of new geothermal wells.  This proposed geothermal recovery technology could one day provide a sustainable emission-free energy alternative to the world.

Performance Indicators

Our HSE key performance indicators measure injury-free performance, safe driving behavior, and environmental impact. We have Health, Safety and Environmental goals devoted to achieving what we call “Triple Target Zero Days”, our internal scorecard that recognizes injury-free performance, safe driving behavior and “zero spills” that could impact the environment. Precision’s 2019 safety performance was at the top quartile of the land drilling industry, as measured by Total Recordable Incident Rate (TRIR), an industry standard metric for safety performance and benchmarking. The comparative data was provided by our industry associations (International Association of Drilling Contractors and Canadian Association of Drilling Contractors).

Our HSE Management Systems at Work

Throughout 2018 and 2019, we performed a comprehensive assessment and realignment of our HSE Management System; analyzing regulations in the countries and regions in which we work, industry best practices, and internal Precision standards. From our HSE Management System, Precision created a Safe Operations Verification work-flow process to ensure that all the core HSE elements are planned for, verified, and reviewed for every job every time – every job we do has a plan and we follow the plan every time. We realized our investigation methodology and associated processes to incorporate fundamental elements of human performance.

In 2019, Precision added an HSE Assurance Program that is integrated with our existing highly professional and skilled HSE team. This team is responsible for testing the effectiveness and implementation of our HSE Management System. This highly skilled and experienced team of professionals created a protocol that integrates the elements of International Standards Organization auditing, Canada Certificate of Recognition auditing, key elements of behavior-based safety, and the fundamentals of human performance.

Crisis and Emergency Preparedness

In 2019, we developed and implemented workplace violence prevention and response plans, disaster relocation plans, and delivered comprehensive crisis media training for our company spokespersons. To validate our effectiveness, we conduct global training and tabletop drills annually to prepare our employees and the leadership team for various emergency scenarios.

Our long-standing Disaster Recovery and Business Continuity Plans are continually tested, reviewed, and updated. In 2019, we completed several IT infrastructure tests, such as a Disaster Recovery Test, a Penetration Test on Precision’s internal and external network, a Digital Footprint Assessment, a Cloud Access Security Broker, and an Information Management & Data Privacy Test. No material issues were identified as a result of these tests.

In February 2020, we implemented our Disaster Recovery and Business Continuity Plan in response to the spread of COVID-19. Our main goal has been to ensure the safety of our employees and our communities while continuing to meet the needs of our customers and delivering our industry leading High Performance, High Value services. Our well-developed business continuity plans have allowed us to successfully continue to operate and support our rigs while working from home, adhere to self-quarantining standards, banning non-essential travel, and implementing rigid Operational Recovery and Disinfecting Plans for rigs and facilities. We are constantly monitoring the COVID-19 developments and will adjust business and safety management procedures as conditions change.

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Corporate Governance, Ethics & Compliance

Our principles for sustainability are built on a foundation of ethics and integrity. Precision is committed to ethical behavior through the oversight provided by our Board, our Code of Business Conduct (the Code), our employment policies and practices and our internal audit function. Our internal audit function reports directly to the Audit Committee of the Board.

Corporate Governance

Our Corporate Governance Guidelines are reviewed annually and serve as a guidepost for the Board. Topics pertaining to corporate citizenship, governance and sustainability are routinely reviewed at meetings of the Board and its committees.

The Board provides comprehensive oversight of the management and governance of Precision. During 2019, our Board had nine members. All directors stand for election at our annual meeting of shareholders. The CGNRC performs an annual evaluation of Precision’s director criteria, Board diversity profiles, skills and experience. This committee also performs assessments of the Board, committees and individual directors.

Diversity and Inclusion

We believe in building a team of exceptional employees who bring a wide range of ideas, perspectives, skills and cultures to our company. Precision has made a commitment to be a workplace free from discrimination, harassment, workplace violence and retaliation. Our diversity and inclusion policy prohibits discrimination of any kind and promotes diversity and inclusivity among our employees, management team and board members.

We adopted a diversity and inclusion policy in 2015 that considers gender, race and other factors with the objective of promoting diversity and inclusion among our employees, management team and the Board to foster an environment where we can draw on the widest range of knowledge, skills, perspectives and experience. As a company with operations in several countries, we place high importance on ensuring that we have a diverse Board and management team.

We aim to create a workplace free from discrimination by posting gender-neutral job listings for positions throughout the organization. We encourage all employees or individuals, who meet the criteria (irrespective of gender) to apply for all positions.

Board Diversity

When recruiting new directors, the CGNRC considers candidates on merit. It considers our vision and business strategy, the skills and competencies of the current directors, any gaps in Board skills, and the attributes, knowledge and experience new directors should have to best enhance our business plan and strategies. The CGNRC also considers diversity as part of this process, including the level of female representation on the Board. When assessing Board composition or identifying suitable candidates for appointment to the Board, the CGNRC will include a slate of minority candidates for all open Board seats.

We have not adopted targets for female directors because we believe merit of the candidate and needs of the organization must remain paramount. We believe our process of reviewing candidates on a variety of factors is more appropriate because it includes gender as well as ethnicity, geographic location and other experience. However, last year we amended our diversity policy to ensure qualified female candidates are included for all open Board positions.

In the last six years, two of our new directors have been women. We are firmly committed to gender diversity and are mindful of the need to pursue qualified female candidates. The CGNRC ensures the list of potential director candidates includes qualified women, but the Board’s decision to appoint or nominate a director is based on qualifications of candidates and the particular needs of the Board at that time. The Board believes it must also have the flexibility to add qualified board members when they become available, and this may mean appointing female or male directors, as appropriate.

Management Diversity

Increasing diversity at the management level is essential to maintaining our competitive advantage and is a factor in managing our talent pool and making strategic hires.

The executive leadership team reviews the talent pool regularly and considers the individual’s development, industry experience, background, race, gender and other factors before recommending executive appointments to the Board for approval. The Board also considers the representation of women and geographic diversity, amongst other factors, in executive positions when reviewing the management succession plan and approving executive appointments. We do not have specific gender targets as we believe merit of the candidate and needs of the organization must be paramount.

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Reporting and Accountability

The human resources department reviews the structure, size, pay equity and composition of our workforce annually and prepares a report for the Chief Administrative Officer and the Chief Executive Officer (CEO). Similarly, the executive leadership team meets regularly to assess its optimum composition, and annually provides a report to the CGNRC.

The CGNRC also monitors Board diversity and prepares an annual report for the Board that includes information about factors to consider when recruiting new directors.

Clawbacks

Our senior leadership team is held accountable for their decisions. As such, we have designed our compensation program so any consequences stemming from our policies, employment agreements and incentive plans align with Precision’s best interests.

Our Clawback Policy entitles us to recoup some or all incentive compensation awarded or paid to our senior leadership team, including our CEO, both past and present, if:

▪	there was a restatement of our financial statements for a fiscal year or fiscal quarter when they were with Precision
▪	there was an error in calculating executive compensation during their time with Precision, or
▪	the member of the senior leadership team engaged in misconduct, including fraud, non-compliance with applicable laws and any act or omission that would entitle an employee to be terminated for cause.

The Policy applies to all forms of incentive awards including bonuses, restricted share units, performance share units and stock options.

Business Ethics

We believe ethical behavior is fundamental to the way we do business. Our Code of Business Conduct and Ethics ensures every director, executive officer, manager, employee, and contractor represents Precision’s values. The full text of the Code is available at www.precisiondrilling.com.

We have a robust, proven corporate governance system that is effective in ensuring a transparent culture. It allows for ethical issues to be reported, assessed and resolved in a timely manner. This system employs a strong body of policies, enforcement mechanisms and a closed-loop resolution process of issues that are reported.

The Code addresses the following key areas, among others:

▪ financial reporting and accountability ▪ maintaining confidentiality ▪ avoiding conflicts of interest ▪ complying with laws ▪ safeguarding corporate assets ▪ reporting illegal or unethical behavior	▪ fair dealing ▪ disclosure ▪ anti-retaliation ▪ data and privacy security ▪ bribery and corruption ▪ harassment and discrimination

Every director, executive officer, manager, and employee must annually acknowledge that they have read, understood and will abide by the Code. Each member of the senior management team must also certify quarterly whether they are aware of any breaches of the Code. In-person and online training is provided annually to all permanent employees and covers an array of topics related to business conduct and ethics.

A hotline is available for anyone within or outside of Precision to confidentially and anonymously report any suspected illegal or unethical conduct or breach of our policies. With the oversight of the Audit and HRCC Committees, there were no ethics incidents in 2019 that required disclosure and 100% of the issues reported through the hotline were reviewed and resolved. An independent third party operates the hotline and notifies the Audit Committee Chair immediately upon receiving a complaint. Reports are reviewed by our legal, internal audit and human resources groups, investigated by the appropriate department based on the allegation, and reported quarterly to the Audit Committee, or the HRCC, depending on the nature of the allegation.

Precision respects Human Rights as a fundamental value.  Our objective is to promote Human Rights throughout our organization, our customers, operations, and entities with which we do business.  Our Compliance Department is responsible for the execution and maintenance of our Human Rights policy detailed in the Code.  Our policies aim to help identify and prevent any threats to Human Rights.  If a breach is identified, we work diligently to ensure a fair and impartial remediation.

Anti-Bribery and Anti-Corruption

We recognize that we operate in some countries with a low ranking on the Corruption Perception Index, as compiled by Transparency International. Precision has an Anti-Bribery and Anti-Corruption Policy that sets out the Corporation’s standards

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for detecting and preventing corruption. Our Compliance Department provides mandatory, comprehensive training annually on issues dealing with bribery and corruption for key groups of employees. Additionally, in-person training is delivered throughout the organization and scheduled as needed. There have been no internal or external investigations regarding non-compliance with anti-bribery and corruption laws or our policies and there are currently none underway. Our Compliance Department continually monitors intermediaries through internal reviews and assistance from a third-party vendor. Our due diligence procedures generate a risk score for intermediaries. Based on the results, due diligence recommendations are completed and monitored through an intermediary database.

International Trade – Sanctions

Our international trade policies are designed to ensure compliance with applicable laws and regulations governing the export and import of Precision’s products, services, software, and technology to areas where we conduct or plan to conduct business. In 2019, we conducted a comprehensive assessment of our international trade policies and refreshed our international trade manual.

Precision complies with all export control, sanctions, and hiring, of the countries where we operate, including Canada and the U.S. Precision also complies with the anti-boycott laws of the U.S.

While Precision’s products, services, software, and technology are generally not military in nature, some purely commercial or civilian items are regulated because they have a “dual-use,” meaning they could be used for a military, weapons proliferation, or other nefarious use even though we and our business partners do not use them for such purposes.  Therefore, Precision ensures that no such items are exported without the required authorization.

It is our general policy that no U.S. incorporated or U.S. based affiliate of Precision, no non-U.S. entity subject to U.S. jurisdiction (including foreign entities owned or controlled by a U.S. party), no U.S. citizen or resident employee wherever located, or no non-U.S. employee or resident while acting in the United States, may participate in, approve, facilitate, assist, advise on, or support any transaction involving countries sanctioned by the U.S. government (e.g., Cuba, Iran, Syria); companies organized in, or owned or controlled by the governments of those countries; or sanctioned parties.

Insider Trading

Our Insider Trading Policy applies to all directors, executive officers, managers, and employees. Reviewed annually by the CGNRC, the Policy:

▪	sets out our obligations to stock exchanges, regulators and investors
▪	prohibits “tipping” or the purchase or sale of Precision shares while in possession of undisclosed material information
▪	establishes a regular black-out calendar
▪	prohibits short-term trades, purchases on margin, short sales, trading in derivatives, or hedging the value of Precision shares through specific financial instruments
▪	requires insiders to pre-clear trades of Precision shares, and
▪

prohibits insiders from participating in equity monetization transactions involving any unvested equity awards under our long-term incentive plans or Precision shares that constitute part or all our terms for meeting our minimum share ownership guidelines.

Privacy

Precision has a Privacy Policy and our organization respects and is committed to protecting the privacy and security of all personal information collected by Precision.  We recognize the importance of having effective privacy protections in place and are committed to complying with applicable privacy laws and regulations in our various jurisdictions, supplemented by our internal policies and standards.

Our Chief Privacy Officer (CPO) is responsible for ensuring our internal policies are implemented and maintained.  The CPO ensures the appropriate personnel understand our Privacy Policy and provides all necessary guidance to assist with implementing and monitoring of the Privacy Policy.

Our Privacy Policy details what personal information is, how we collect, share, use and protect this information, and how employees can exercise their privacy rights. We process personal information for the purposes set out in our Privacy Policy and if we need to process personal information for other purposes, we provide notice to the employee and, if required by law, seek their consent. In 2019 we updated our Privacy Policy to ensure compliance with various regulations and provided privacy training to all corporate employees.

We have implemented appropriate physical, technical and organizational security measures to secure personal information against accidental loss and unauthorized access, use, alteration or disclosure.  In addition, we limit access to personal information to those employees, agents, contractors and other third parties that have a legitimate business need for such access. Each department is responsible for the security of information in its custody and implement measures to keep such information safe.

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Avoiding Conflicts of Interest

The Board is committed to making decisions in the best interests of Precision and considers the interests of our shareholders, securityholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators and the general public.

From time to time, directors will face potential conflicts of interest related to our business. Some directors may hold management or director positions with customers or with other oilfield services providers that may be in direct competition with us. Some may also be involved with entities that periodically provide financing or make equity investments in companies that compete with us. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, they advise the Chairman of the Board, abstain from participating in any discussions and voting on the matter or excuse themselves from the meeting.

Our employees are also required to disclose any potential conflicts of interest. The conflicts disclosed are reviewed by our Audit and Compliance departments and resolved in accordance with the Code.

Public Policy & Lobbying

Precision is politically neutral and does not engage in political activities or make political contributions. We may not use company funds or assets for political purposes. However, we are active members of various associations that conduct lobbying on behalf of the oil and natural gas industry, and we allow lobbying on behalf of Precision’s interests, in accordance with all federal and provincial regulations. The CEO must approve all such requests for financial support for these associations.

Our employees are required to inform the Chief Compliance Officer of any company communication with government officials, including elected officials and bureaucratic staff. However, this does not include dealings with regulators on ordinary matters (the Alberta Energy Regulator, Occupational Health & Safety officials and other regulators in Canada, the U.S. or internationally that interact with Precision in the ordinary course of business), unless their actions raise questions under our policies.

Talent Management

We strive to have high-performing, passionate people throughout every level of our company. We have implemented systems and processes that help us execute our talent management strategy to maintain a well-trained, highly competent and capable talent pool, both in the field and corporate positions with a broad range of business experience throughout market cycles.

In 2019, we further enhanced the Precision Drilling University Resource Centre (PD University), a central online hub where employees can access competencies, training resources, and development programs. PD University is divided into two segments: the School of Toughnecks and the School of Leadership. The School of Toughnecks focuses on the development and dissemination of training to develop the best crews in the industry, ensuring that our field employees have the skills, knowledge and abilities they need to deliver our High Performance commitment. The School of Leadership is focused on developing new and experienced leaders. The curriculum is designed and delivered by our executives with support from our organizational development and learning professionals.

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Our proactive talent management strategy helps us maintain a strong, agile workforce when the industry experiences manpower shortages during peak operating periods. In 2019, we onboarded over 1,191 new employees. Between Precision’s technical centres and traveling field coaches, we have trained 5,488 employees and performed approximately 3,560 rig-based competency assessments.

Our talent management strategy enables Precision to:

▪	retain experienced field personnel during market cycles
▪	support targeted recruitment initiatives, and
▪	reward the achievement of our short-term and long-term strategic objectives.

As part of our employee engagement strategies, we offer company-supported social activities to promote collaboration, work-life balance and interaction with the families of our employees. We also hold annal wellness campaigns to support the health and well-being of our employees and hold ticket draws to concerts, sporting events, and other entertainment to provide employees with social opportunity incentives.

High School and University Internship Programs

Precision continues to initiate high school industry exposure efforts to broaden students’ technical education and familiarity through Career Days, STEM Day projects and manages a comprehensive summer internship program. In 2019, we hosted 59 interns from 30 universities working in Canada and the U.S with nationalities represented from North and South America, Western and Southern Africa, Southeast Asia, and Northern Europe. We believe our summer internship program provides an important talent pool for our permanent hires and provides participants with practical experience that cannot be obtained in the classroom and is an excellent entry into the oil and natural gas industry.

Philanthropy & Community Engagement

We are proud to invest in causes that are important to our employees, customers and the communities where we operate. Throughout 2019, our corporate giving program contributed to several exceptional health and human services organizations and youth programs.

For nearly 30 years, one of our proudest partnerships in Canada has been with the Shock Trauma Air Rescue Services (STARS) Foundation which provides rapid and specialized emergency care and transportation for critically ill and injured patients.  STARS operate 24/7 bases in Calgary, Edmonton, Grande Prairie, Regina, Saskatoon and Winnipeg which are well aligned to provide critical support to remote field operations and employees both on and off the job residing across Western Canada.

In 2019 we continued our multi-year partnership with the Heritage Park Society of Calgary to support the Natural Resources Project, “Keeping Alberta’s Story Alive”. The Heritage Park Society restores, builds and creates programs in the Natural Resources Area for the education of nearly 700,000 attendees and students at Heritage Park. Additionally, we have continued our longstanding partnership with the Heart and Stroke Foundation of Canada supporting the Jump-Rope-For-Heart program which impacts over one million children annually in 4,000 schools across Canada.  This program focuses on promoting health, saving lives and enhancing recovery and provides funding to support medical breakthroughs that tangibly improve Canadians’ heart and brain health.

In 2019, we partnered with the University of Calgary in sponsoring their 2019 Drillbotics team at the SPE Drilling Systems Automation Technical Section’s International Student Competition.  Students receive hands-on manufacturing and programming experience through this competition to design a drilling rig and related equipment to autonomously drill a vertical well as quickly as possible while maintaining borehole quality and integrity of the drilling rig and drill string.  We also sponsored the 2019 University of Calgary Chancellor’s Ride which provides scholarships to students drawn from the best and brightest across the country advancing excellence in research at the undergraduate level.

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A few of our other financial commitments in 2019 included:

▪   Girls, Inc. of Greater Houston to advocate on behalf of girls and deliver life-changing programs and experiences

▪   Children’s Fund Inc. to support children focused charities in Texas with small budgets, minimal fund-raising ability, small administrative departments, lack of government or other charity support, and lack of exposure to the business community to help them grow and succeed

▪   Good Samaritan Community Services to support the Good Sam Sonora Summer Camp, a summer youth enrichment program located in South Texas

▪   Spindletop Charities of Houston to provide aid programs targeting child abuse prevention, pediatric medical research, drug and alcohol abuse prevention and rehabilitation, education and scholarships, school safety, therapeutic services and after-school programs, and family health

▪   Texas Children’s Hospital to provide world-class care to every child who comes to them for help no matter the financial circumstances

▪   Kids Cancer Care Foundation of Alberta to provide programs to meet the needs of the whole family at each stage of the cancer journey, from diagnosis through treatment and beyond

▪   Unlocking Potential Foundation of Calgary to provide unparalleled education and community outreach programs to equip individuals with the knowledge and skills to deal with issues and live life to its’ fullest

▪   Fraser Institute to improve the quality of life for Canadians, their families, and future generations by studying, measuring, and broadly communicating the effects of government policies, entrepreneurship, and choice on their well-being

▪   Calgary Urban Project Society to support their program of over 8,000 vulnerable Calgarians to improve their quality of life through housing, development and emotional support programs

▪   Canada: Powered by Women a national initiative to empower and mobilize women voters across Canada, and

▪   KidSport to support children to remove the financial barriers that prevent them from playing organized sport in 166 communities across Canada.

Volunteering in the Community

We understand the value of volunteering our time and have a desire to do more in the communities where we work. We continue to find new ways to obtain and attract new talent and establish a more purpose-driven and engaged workforce. We encourage our employees to participate in company-sponsored volunteer opportunities. In 2019, approximately 593 employees volunteered over 1,700 hours of time towards numerous organizations aligned with our giving philosophy.

A few of our high impact initiatives in 2019 included:

▪   donation drives for the Houston Food Bank and the Calgary Foodbank to provide nutritious food to school-aged children at-risk of hunger and to families and individuals facing crisis

▪   completed the annual spring clean-up at Camp Kindle for the Kids Cancer Foundation of Alberta to create camp experiences for children with cancer

▪   participated in the MS150, an annual bike ride from Houston to Austin raising funds for the National Multiple Sclerosis Society

▪   held blood drives for Calgary Blood Services to ensure life-saving blood products are delivered to hundreds of people across the country each day

▪   prepared meals and donated funds to Inn from the Cold in Calgary for shelter residents

▪   held an annual hockey tournament for employees and customers in Calgary with proceeds donated to the Highbanks Society to provide affordable housing and a nurturing community where young families can learn and grow

▪   held clothing drives to obtain lightly used professional wear to support people in need who are re-entering the work force after homelessness and addiction struggles through the Calgary Dreams Centre

▪   donated over 200 children’s toys, toiletries, and educational items as well as help fund the bussing to deliver gifts to underprivileged children through the Magic of Christmas so they can enjoy the holiday season

▪   donated over 600 items to the Ronald McDonald House of Houston including pantry items, toiletries and gift cards

▪   prepared soup with the Soup Sisters program in Calgary for delivery to the Awo Taan Healing Lodge which provides services and programs to women and children from all cultures, who have suffered from family violence and all forms of abuse, in a uniquely Aboriginal atmosphere.

▪   donated school supplies and assembled backpacks for children through the Calgary Board of Education and the Houston YMCA, and

▪   Houston office staff assembled and delivered bikes and skateboards for underprivileged children.

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Scholarship Program

Precision recognizes the value of post-secondary education and supports the children of our employees in their efforts to further their education. Precision has a long-standing scholarship program to assist children of employees who plan to continue their educational journey in college or vocational school programs. Precision partners with Scholarship America to administer the application process and all scholarships are granted without regard to race, color, creed, religion, sexual orientation, age, gender, disability, or national origin. In 2019, scholarships were provided to the children of 30 of our employees. Precision also recognizes the legacy of numerous long-serving employees who have retired from the company by funding annual scholarships with several education institutions across North America in the name of the retiree.

We have also been a long-standing contributor to the Houston Livestock Show and Rodeo scholarship program. As one of the largest scholarship providers in the U.S., the Rodeo has presented more than 19,000 scholarships valued at $230 million since 1957.

Corporate Culture

We believe our greatest asset is our people and we are committed to providing a work environment where employees feel respected, satisfied and appreciated. We understand the importance of building a culture that will not only make our company stand out from others but will also give us a competitive advantage. Our Board champions and holds management accountable for our highly collaborative culture through active oversight and input on initiatives driven by management. In 2019, through a series of training sessions, operational meetings and townhalls, we asked our employees in the field and our offices to provide insights about our culture. Over 1,000 employees participated in this process, which resulted in the identification of key focus areas to continue to foster and grow Precision’s positive culture in 2020.

Feedback

We believe in building a feedback rich culture and encourage ongoing engagement with our employees, shareholders and other stakeholders. Please contact us at investorrelations@precisiondrilling.com with your feedback.

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About the Board

The Board of Directors oversees the conduct of our business, provides direction to management and ensures that all major issues affecting our business and affairs are given proper consideration. It believes in respect, trust and candour and fosters a culture of open dialogue.

You can read more about the Board duties in the Board charter on our website (www.precisiondrilling.com) and in the Appendix starting on page 99.

The Board has established three independent standing committees to help it carry out its responsibilities effectively. It may also create special ad hoc committees from time to time to deal with other important matters. It may also delegate certain responsibilities to management from time to time, as permitted by law.

Each committee has a charter and terms of reference, and each committee chair has a position description which is approved by the Board. Led by the committee chair, each committee sets annual goals with its members and management, taking into account the committee charter, our strategic vision, the annual business plan and issues raised through our engagement with shareholders or governance organizations. Each committee quarterly assesses progress made towards annual goals.

You can read more about the committees beginning on page 59 and find the committee charters and position descriptions on our website (www.precisiondrilling.com).

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Independence

A majority of the directors must be independent for the Board to carry out its duties and responsibilities effectively. Eight of our nine current directors (89%) and seven of our eight nominated directors (88%) are independent.

The Board determines whether each director is independent, using criteria that meet the CSA’s standards as set out in National Instruments 52-110 and 58-101, National Policy 58-201 and the NYSE corporate governance standards. The Board has determined that only Mr. Neveu is not independent because of his role as President and Chief Executive Officer.

A director is considered independent if he or she does not have a direct or indirect material relationship with us. A relationship is material if it could reasonably be expected to interfere with a director’s ability to exercise independent judgment.

Strong and Committed Board

▪  The majority of our directors are independent

▪  All directors have senior leadership experience and they represent a diverse mix of skills and experience

▪  All directors attended all board meetings and their respective committee meetings in 2019.

Directors must provide the CGNRC information about their business and other relationships they also have with Precision (and our affiliates) and senior management (and their affiliates) when they join the Board. They must advise the CGNRC if there is a material change to their circumstances or relationships that could affect the Board’s independence assessment. In 2019, the CGNRC did not determine that any material relations exist between Precision and the independent directors based on the completed questionnaires about employment history, affiliations, and family and other relationships.

Independent Chair

Steven Krablin has served as the Chair of our Board since May 2017 and is an independent non-executive director. Mr. Krablin has been a Precision director for approximately four years – you can read more about Mr. Krablin in his profile on page 28.

The Chair provides leadership to the Board, is responsible for its effective functioning and is the primary liaison between the Board and management. Duties include:

▪  ensuring we adopt and comply with procedures that allow the Board to conduct its work effectively and efficiently

▪  setting the agenda for Board and shareholder meetings, presiding as Chair at all Board and shareholder meetings and ensuring there is free and open discussion at each meeting

▪  ensuring the Board receives timely and relevant information

▪  ensuring the Board reviews and approves corporate strategy developed by management

▪  monitoring the implementation of our corporate strategy.

The Board approved a written position description for the Chair and reviews it every year. The position description is available in the corporate governance section of our website (www.precisiondrilling.com).

Meeting In Camera

The independent directors meet without management at every Board and committee meeting. The Board met 10 times in 2019. Board and committee meetings do not run for a fixed length of time, so directors have sufficient time for open and frank discussions about the agenda items and any issues of concern.

Avoiding Conflicts of Interest

The Board strives to make all decisions in the best interests of Precision and considers the interests of our shareholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators and the general public.

Directors must also disclose if any time they face potential conflicts of interest related to our business. Some directors may hold management or director positions with customers or with other oilfield services providers that may be in direct competition with us. Some may also be involved with entities that periodically provide financing or make equity investments in companies that compete with us. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, they will advise the Chair and abstain from participating in any discussions and voting on the matter or excuse themselves from the meeting. Directors are required to confirm annually (or as needed) that no conflict of interest exists.

2020 Management Information Circular	55

Board Priorities

Strategy and Budget	+	Risk Oversight	+	Internal Controls	+	CEO Oversight	+	Succession Planning	=	Board Priorities

Strategy and Budget

The Board is responsible for our strategic direction and approves our strategic plan.

Management develops the strategic plan and assesses strategic issues with the Board throughout the year. We hold an annual strategic planning session with the Board and management to review the strategic plan, discuss strategic issues like corporate opportunities and the material risks facing our business. We also do a look-back assessment of key strategic initiatives and revise the strategic plan based on our progress, and then establish our annual corporate goals and objectives.

The Board also holds an annual budget planning meeting with management to review and approve the business plan and the operating and capital budgets for the coming year.

The Board must approve all significant transactions, including key borrowing and financing decisions.

Risk Oversight

We face many risks as part of our business activities, including operating, financial, governance, health and safety, environmental, cybersecurity, compensation, strategic and reputational risk (you can read more about our risks in our Annual Information Form, and a discussion of compensation risk on page 33).

Management is responsible for identifying the principal risks of our business and implementing systems to manage risk effectively.

The Board has overall responsibility for risk oversight and assigns specific risks to its committees:

Committee	Risk Responsibilities
Audit	Oversees financial risks
Human Resources and Compensation	Oversees compensation risk and talent management and succession risk
Corporate Governance, Nominating and Risk	Oversees overall governance and risk management framework

We continually manage and assess risk, and management provides regular comprehensive updates on risk to the Board and committees regularly.

You can read about the specific activities of each committee beginning on page 60.

Internal Controls

The Board is responsible for overseeing the integrity of our internal controls and management information systems, and delegates oversight responsibility for the controls over accounting and financial reporting systems to the Audit Committee.

Quarterly reporting to the Board and Audit Committee provides reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for and our assets are safeguarded:

▪	Management establishes and maintains an adequate system of internal control over financial reporting, and updates the Audit Committee quarterly
▪	the Chief Financial Officer presents our financial results and forecasts to the Audit Committee quarterly
▪	we conduct an enterprise-wide certification process quarterly to reinforce risk accountability and compliance at all levels. Management reviews these results and updates the Board every quarter.

Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as of December 31, 2019. KPMG audited our internal controls over financial reporting as of that date and provided an unqualified opinion. It also provided an unqualified opinion on our consolidated financial statements for the 2018 and 2019 fiscal years.

2020 Management Information Circular	56

CEO Oversight

The CEO is appointed by the Board and is responsible for leading our business and affairs day to day. His key responsibilities include articulating our vision, developing and implementing a strategic plan that is consistent with our vision, and focusing on creating value for shareholders.

The CEO’s annual objectives are specific, quantifiable goals. The HRCC recommends the CEO’s annual objectives to the Board for approval and assesses the CEO’s performance against these objectives at the end of the year.

The Board has approved a position description for the CEO, which is available in the corporate governance section of our website (www.precisiondrilling.com).

 The Board has established clear limits of authority for the CEO. These mainly relate to his financial authority, approval of significant or material transactions and any departures from the strategic plan. The CEO is accountable to the Board, and the Board conducts a formal review of his performance every year.

Succession Planning

The HRCC oversees succession planning for the CEO and other key roles and has an emergency succession plan if something unexpected happens.

Management provides annual updates to the HRCC, and the CEO meets in camera with the HRCC every year to review the depth of the talent pool and succession capacity for critical roles.

Our succession strategy is a combination of promotion from within and external recruitment for key positions. This ensures a smooth and timely transition at senior levels, minimizes disruptions caused by changes in leadership and maintains consistency in business strategy, practices and culture.

The Board considers a range of skills, experience and diversity, including the proportion of female executives, when considering executive appointments. We have not, however, established gender targets because we believe the merit of the candidate and needs of the organization are the most critical factors in making leadership decisions. We believe the potential for strong leadership skills begins early in a person’s career, fostered by exposure to a broad variety of business opportunities, life experience, and leadership roles with increasing levels of scope and responsibility.

Our objectives are to have high performers in key roles across the organization and to ensure we have a stream of talented people to fill these roles in the future. Developing our people and filling most vacant positions from within helps retain high potential employees, while external recruiting allows for different perspectives and fresh thinking from outside the company.

Management focuses its attention on all levels of management to ensure that there is a well-trained, highly capable talent pool, who have a broad range of business and functional experience and can contribute to a collaborative culture and support our values for building a sustainable and productive organization.

  Talent Management Strategy

∎   Acquire and retain high potential people early in their career

∎   Selectively hire seasoned executives and senior managers

∎   Identify and assess high performers and develop those with potential

∎   Engage talent while monitoring employee development to drive high performance and retention

∎   Provide high potential candidates with opportunities to present to the Board and invite them to Board functions where they can interact with directors and senior executives informally.

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Board Effectiveness

The Corporate Governance, Nominating and Risk Committee implements a comprehensive process for assessing board, committee and director effectiveness annually. This is a key mechanism for board renewal because it involves evaluating the performance, skills and contribution of each director. Through action plans, feedback and monitoring of progress, the CGNRC and Board can ensure continuous improvement of the Board’s effectiveness.

Important Things to Note

Shareholders elect directors to the Board for a one-year term that expires at the end of the next annual general meeting or when a successor is elected or appointed to the Board.

Tenure and Term Limits

We have a dynamic and effective board, with directors who understand our business and possess a broad mix of skills and experience. The Board has therefore decided not to establish term limits or a mandatory retirement policy at this time to avoid the possibility of prompting higher turnover and forcing experienced members to leave the Board prematurely, causing the Board to lose continuity and momentum.

The CGNRC reviews the Board’s position on term limits and a mandatory retirement age periodically.

The average tenure of our nominated directors is approximately seven years. This successful and voluntary Board refreshment continues to support our decision not to establish term or age limits. Over the past five years, five directors have retired, and four new directors have joined the Board. Through regular assessment of our needs and active refreshment over the past several years, we have assembled a Board with a strong mix of industry experience (you can read more about the Board’s skills and experience beginning on page 35).

2020 Management Information Circular	58

Board Succession

The CGNRC is responsible for recruiting new directors and qualified candidates are identified by the Board, management and shareholders from time to time.

The CGNRC assesses candidates against criteria approved by the Board, the qualities and skills of the current Board and any gaps in the current mix. It approaches the strongest candidates to determine their level of interest and recommends the most qualified people to the Board for consideration.

The CGNRC assesses candidates based on merit, examining their industry knowledge, financial acumen, leadership skills, depth of exposure to various markets and understanding of our business and customers. It also considers diversity factors such as gender, age, ethnicity and geographic background so the Board benefits from the broader exchange of perspectives through diversity of thought, background, skills and experience. You can read about the Board’s skills on page 35 and our diversity policy on page 47.

The CGNRC is also responsible for the orderly succession of the Board Chair position. The CGNRC uses its director assessment, review of the skills matrix and results of the Board assessment process to identify the most suitable candidates for assuming the role of Board Chair in the future. The new Board meets following the annual general meeting to review the outcome of the meeting and to elect its new Chair.

Nominating Directors

The Board nominates directors for election (or appoints them to the Board between annual meetings) if they have an appropriate mix of skills, knowledge and business experience and a history of achievement.

A shareholder can nominate a candidate for election by submitting the person’s name, background, qualifications and experience to our Corporate Secretary. Our by-laws require shareholders to give us advance notice of any proposal to nominate a director for election to the Board, if the nomination is not made by requesting a meeting, or by making a shareholder proposal following the procedures set out in the Business Corporations Act (Alberta):

▪

Annual shareholders’ meeting – we must receive notice 30 to 65 days before the meeting. If the meeting will be held less than 50 days after we announce the meeting date, notice must be given within 10 days of the announcement of the meeting.

▪	Special shareholders’ meeting called to elect directors (that is not also an annual general meeting) – notice must be given within 15 days of the announcement.

The notice must include information about the proposed nominee and the shareholder making the proposal.

This requirement ensures all Precision shareholders (including shareholders voting by proxy and those voting in person at the meeting) receive adequate notice and information about each nominated director so they can make an informed voting decision.

All nominations are forwarded to the chair of the CGNRC to present to the CGNRC for consideration.

Communicating with the Board

The Board believes in the importance of ongoing engagement with shareholders to understand their concerns and sentiment and having a constructive dialogue about governance, executive compensation and other matters.

The annual advisory vote on ‘say on pay’ is one way we receive formal feedback on executive compensation matters.

We expect the nominated directors to attend the annual general meeting of shareholders, and to be available at the meeting to speak to shareholders, with an exception for this year as a result of us holding a virtual meeting in light of the spread of COVID-19.

Shareholders can contact the Board, the Chair of the Board, or any of the committees or directors through the Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Attention: Corporate Secretary

corporatesecretary@precisiondrilling.com

Phone: 403.716.4500

Fax: 403.264.0251

Shareholder Outreach

The Board adopted a formal shareholder outreach program in 2017 to encourage more dialogue on executive compensation and governance matters. We are in the process of meeting with our shareholder base to discuss our approach to executive compensation. Shareholders have been supportive of our compensation programs and, to date, we have not received any negative feedback.

The Board also meets with shareholders, governance organizations and others on request. Shareholders can contact the Board through Carey Ford, our Senior Vice President and Chief Financial Officer at 713.435.6247. The chair of the HRCC leads these sessions and you can read more about the shareholder outreach program in 2019 in his letter beginning on page 9.

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Committee Reports

Audit Committee Report

Chair: Allen R. Hagerman(1)

Members: Michael R. Culbert, William T. Donovan, Brian J. Gibson, Steven W. Krablin and David W. Williams

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada and the U.S., and the NYSE corporate governance standards. The Board looks at the director’s ability to read and understand the financial statements of a business similar in complexity to Precision to determine whether a director is financially literate. The Board has determined that each member of the Audit Committee is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Mr. Culbert, Mr. Donovan, Mr. Gibson, Mr. Hagerman and Mr. Krablin are considered audit committee financial experts under the SEC rules because of their training and experience.

The Audit Committee has three main areas of responsibility:

 Financial Reporting

Oversees the quality and integrity of financial reporting and reviews the following to provide recommendations to the Board for approval:

▪	annual audited financial statements and MD&A
▪	quarterly financial statements and MD&A.

 Internal Control Systems

Oversees the quality, integrity and performance of our internal control systems for finance and accounting, our internal audit function and our disclosure controls. The Audit Committee receives reports annually on the following:

▪	our disclosure controls and practices
▪	our internal controls over financial reporting
▪	the timetable and process for the CEO and CFO to certify the accuracy of our quarterly and annual securities filings
▪	the work product of our internal audit group.

 External Auditors

Responsible for critical audit matters and oversees the external auditors (currently KPMG LLP):

▪	appoints the lead audit partner
▪	reviews the external auditors’ annual audit plan, fees, qualifications, performance and independence
▪	pre-approves all auditing services and non-audit services that the external auditors provide to ensure they remain independent
▪	reviews results of all reports of the external auditors, including the external auditors’ report to shareholders.

The Audit Committee is also responsible for overseeing:

▪	compliance with laws and regulations relating to financial reporting
▪	compliance with the provisions of the Code of Business Conduct and Ethics relating to financial reporting matters
▪	certain financial risks delegated by the Board.

You can find more information about the Audit Committee in our Annual Information Form, filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The Audit Committee met five times in 2019 and met in camera without management present at every meeting. It also met separately with the Vice President of Audit Services and with KPMG at these meetings.

The Audit Committee also reviewed and approved its charter.

Notes:

(1)  Mr. Hagerman has decided not to stand for re-election at our 2020 annual general meeting.

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Corporate Governance, Nominating and Risk Committee Report

Chair: William T. Donovan

Members: Brian J. Gibson, Steven W. Krablin, Susan M. MacKenzie and Dr. Kevin O. Meyers

The Corporate Governance, Nominating and Risk Committee (CGNRC) is responsible for overseeing compliance with current governance requirements and monitoring emerging issues, developing and implementing best governance practices, and overseeing our approach to enterprise risk management. It is also responsible for conducting director assessments and developing director compensation programs.

Board Operations

Oversees the Board operations from a governance perspective:

▪	assesses the size and composition of the Board
▪	assesses the committees and composition
▪	ensures directors have access to continuing education programs
▪	oversees directors’ compliance with our Code of Business Conduct and Ethics.

Director Compensation

Develops a competitive director compensation package with advice from independent external consultants (currently Meridian Compensation Partners):

▪	reviews director compensation every year
▪	recommends director compensation to the Board for approval.

Board and Director Assessment

Assesses the overall effectiveness of the Board and committees:

▪	develops and implements an evaluation process for continuous improvement in the performance of the Board and committees
▪	assesses the skills appropriate for an effective Board and identifies any gaps in skills or experience when recruiting new director candidates
▪	maintains a Board succession plan that meets our needs and the interests of shareholders.

Director Nominations

Recommends to the Board suitable director candidates for nomination for election:

▪	assesses each director’s competencies and skills and reviews the ideal qualities and skills for an effective Board
▪	assesses new candidates on merit against criteria approved by the Board
▪	recommends the most qualified people to the Board for consideration
▪	oversees an orientation program for new directors.

Corporate Governance Principles

Carries out corporate governance initiatives:

▪	evaluates our approach to corporate governance to ensure we continue to comply with corporate governance requirements
▪	assesses and implements evolving good governance practices and standards
▪	reviews key corporate policies including the Code of Business Conduct and the Insider Trading and Disclosure policies
▪	oversees corporate responsibility strategy
▪	assesses management’s annual diversity report
▪	reviews the Board and committee charters and position descriptions for the Chair of the Board, CEO and committee chairs.

Enterprise Risk Management

Ensures Precision actively evaluates its business risks:

▪	evaluates our approach to enterprise risk management to ensure we assess risks that may impede achievement of our business objectives
▪	reviews our risk insurance programs
▪	reviews our emergency response plan
▪	oversees our foreign anti-bribery and anti-corruption practices
▪	oversees our cyber security risk management
▪	reviews our processes to mitigate risks and manage risks within acceptable tolerances, as established by management and reviewed with the CGNRC.

The CGNRC met four times in 2019 and met in camera without management present at every meeting.

The CGNRC also reviewed and approved its charter.

2020 Management Information Circular	61

Human Resources and Compensation Committee Report

Chair: Dr. Kevin O. Meyers

Members: Michael R. Culbert, Allen R. Hagerman(1), Steven W. Krablin, Susan M. MacKenzie and David W. Williams

The Human Resources and Compensation Committee (HRCC) is responsible for human resources and compensation governance, employee-wide programs and all matters relating to executive compensation.

Executive Compensation

Consults with management and seeks advice from an independent external consultant (currently Meridian Compensation Partners) to develop our general philosophy on compensation and reviews all compensation policies and programs for our executives and recommends them to the Board for approval.

The HRCC’s review and recommendations include:

▪	the annual corporate goals and objectives for the CEO and other executive officers
▪	assessment of their performance against those goals and objectives
▪	the compensation for the CEO based on the HRCC’s assessment
▪	the compensation for the executive officers based on the CEO’s evaluations
▪	a review of our compensation program for the CEO and other executive officers
▪	employment contracts with the executive officers.

The HRCC is also responsible for assessing compensation risk and overseeing the development and implementation of compensation programs, including incentive and equity-based plans.

Talent Management and Succession Planning

Monitors succession planning for the CEO and other key roles:

▪	reviews the succession planning process for the CEO, executive officers and all key positions
▪	develops a contingency plan, identifying replacements who can immediately step into those positions in an emergency
▪	identifies other candidates who have the potential to fill senior executive and other key positions and oversees their development in our talent management system.

Other Major Human Resources Programs

The HRCC is responsible for overseeing the development and implementation of programs aimed at:

▪	employee recruitment and retention
▪	employee development, including performance management, training and development, and talent management
▪	administration of pensions and benefits.

The HRCC is responsible for reviewing and approving the executive compensation disclosure that management prepared for this Circular.

The HRCC met four times in 2019 and met in camera without management present at every meeting.

The HRCC also reviewed and approved its charter.

Note:

(1)  Mr. Hagerman has decided not to stand for re-election at our 2020 annual general meeting.

2020 Management Information Circular	62

C – Executive Compensation	Management Information Circular

‘Pay for performance’ is a core principle of our compensation program. Our program is designed to support our strategic objectives, drive High Performance, High Value services to our customers, and create shareholder value over the long term.

This Compensation Discussion and Analysis (CD&A) was prepared by management and reviewed and approved by the Board’s Human Resources and Compensation Committee. It includes information about compensation governance, our executive compensation program, and the decisions affecting executive pay for 2019 and 2020.

Most of the disclosure in the CD&A, as required by applicable securities laws, is in respect of compensation for periods ending in 2019 or earlier and is based on our historic results and share price. Accordingly, this disclosure does not take into account the volatility created by the spread of COVID-19 and recent decisions by OPEC Alliance, which has adversely impacted the trading price of our shares, and therefore the potential value of share-based compensation. 2020 actual compensation will be described in next year’s proxy, which for variable / at-risk pay, will be more reflective of the current environment.

64	Compensation Discussion and Analysis
	64	Compensation Governance
	65	Compensation Design and Decision-making

71	2019 Executive Compensation
	82	CEO Compensation
	88	Share Performance
	88	Cost of Management

89	2019 Compensation Details
	89	Summary Compensation Table
	90	Equity-based Compensation
	92	Equity Incentive Plan Information
	94	Pension Benefits
	96	Termination and Change of Control

2020 Management Information Circular	63

Compensation Discussion and Analysis

Compensation Governance

We have designed our executive compensation programs to align with our pay for performance philosophy, support our corporate strategy, and drive shareholder value over the long term. The Board has final approval of all decisions about executive compensation.

The HRCC is tasked with ensuring that our compensation policies, plan designs and compensation decisions are consistent with our high governance standards and support our pay for performance philosophy.

The HRCC is 100% independent and is responsible for our human resources policies, employee programs, and every aspect of executive compensation. This includes assessing corporate and individual performance and making compensation recommendations for our most senior executives to the Board for its review and approval. The HRCC also reviews and approves the compensation disclosure in this Circular.

Qualified and Experienced Committee

All six members (Kevin Meyers, the Committee Chair, Michael Culbert, Allen Hagerman, Susan MacKenzie, David Williams and Steven Krablin, our Chair of the Board) are highly qualified and represent a diverse mix of skills to effectively carry out its duties and responsibilities on behalf of the Board and Precision’s shareholders.

Mr. Hagerman and Ms. MacKenzie are graduates of the Directors’ Education Program sponsored by the Institute of Corporate Directors Canada.

Our Compensation Practices

∎   The Board has final approval of all decisions about executive compensation

∎   The HRCC consists entirely of independent directors

∎   The HRCC retains an external advisor to receive independent advice, research and analysis about executive compensation

∎   Compensation decisions are made using a formal assessment process and pre-established metrics

∎   The Board can use its discretion to adjust incentive plans based on its overall assessment.

∎   Executives are encouraged to own Precision shares through our share ownership guidelines and employee stock purchase plan, so they have a vested interest in our future success

∎   The HRCC and the Board discuss the incentive plan metrics and individual executive performance quarterly

∎   The HRCC conducts regular compensation risk assessments

2020 Management Information Circular	64

Skills and Experience	Number of Committee Members
Business or industry experience	6 of 6
Financial background	5 of 6
Human resources or compensation experience (including compensation committees of other public companies or organizations)	6 of 6
Senior leadership experience	6 of 6

Note:

(1)  Mr. Hagerman has decided not to stand for re-election at our 2020 meeting.

The average HRCC member tenure is 4.6 years as of December 31, 2019. The HRCC operates independently of management and sets aside time at every meeting to meet without management present. You can read more about each director beginning on page 28 and the HRCC’s activities in 2019 on page 62.

Independent Advice

In July 2019, the HRCC engaged Meridian, an independent consulting firm, to serve as an external consultant for advice, research and analysis about executive compensation. Meridian provides insights on general compensation issues, competitiveness of pay levels, risks relating to compensation design, insights into market trends, and advice about technical matters. The HRCC takes this information into account but ultimately makes its own recommendations and decisions. Prior to Meridian, Mercer had served as the HRCC’s compensation consultant since 2006.

The table below shows the total fees paid to our external consultant in the last two years:

Year Ended as of December 31	2019	2018
Executive compensation-related fees (HRCC)	$101,457	$173,784
All other fees (pension and benefits consulting)	$—	$—
Total fees	$101,457	$173,784

Managing Compensation Risk

The HRCC monitors governance issues and industry developments and conducts an on-going internal risk assessment framework developed by our independent consultant. It also engages our independent consultant to conduct a formal compensation risk assessment every two years as part of its regular oversight and in response to changes to Canadian and U.S. regulatory requirements and the increasing scrutiny of governance practices generally.

In 2019, Meridian reviewed seven areas of compensation risk and did not identify any material risks that could reasonably have a material adverse effect on Precision. The review confirmed our compensation policies, program structure and components are sound and did not identify any areas of material risk.

  Seven Areas of Compensation Risk

1.     Pay mix

2.     Incentive plan funding, leverage and   caps

3.     Performance period

4.     Performance measures

5.     Pay for performance

6.     Amount of incentive payouts

7.     Plan governance and risk mitigation.

Compensation Design and Decision-making

Executive compensation at Precision is designed to support our corporate strategy and pay for performance philosophy. Decisions about executive pay are a direct result of our corporate, individual and share performance.

Our compensation program must be competitive to attract, engage and retain high performing, global executives. Executive compensation must also be appropriate and defensible in the eyes of regulators, shareholders and industry groups.

Our compensation program:

▪	aligns the interests of our executives and shareholders by focusing on increasing shareholder value over the long term
▪	supports the achievement of our short- and long-term strategic objectives and priorities
▪	balances both corporate and individual objectives to support our strategic priorities and collaborative culture without subjecting Precision to excessive or unnecessary risk
▪

creates a clear and direct link between compensation and the achievement of business objectives through an appropriate mix of fixed and variable / at-risk pay that is competitive with the market and ties potential future income to our share performance.

Executives participate in the same compensation programs as our other salaried employees. However, a higher portion of executive pay is variable / at-risk and not guaranteed.

2020 Management Information Circular	65

Compensation Highlights

The HRCC has developed a compensation framework that aligns the interests of our executives and shareholders. The HRCC values any input or feedback it receives from shareholders and other stakeholders to ensure that the framework continues to be appropriate and reflect good governance practices. The summary below sets out what we do and what we do not do.

What we do		What we do not do
✓	Align pay with financial, strategic operational, and individual performance results	X	Grant discretionary bonuses
✓	Conduct a risk assessment every two years	X	Provide tax gross-ups
✓	Engage with an independent compensation consultant	X	Guarantee bonuses
✓	Conduct an annual review of executive compensation as compared to our Compensation Peer Group	X	Guarantee annual increases in base salary
✓	Establish share ownership guidelines	X	Allow hedging of Precision shares
✓	Provide double-trigger vesting in the event of a change-in-control	X	Reprice options
✓	Engage with shareholders for feedback regarding our approach to executive compensation
✓	Allow for clawbacks, per our policies

Benchmarking

We benchmark executive compensation with the aim to attract, engage and retain global talent and remain competitive in markets where we operate. The HRCC works with Meridian and our human resources group to review market data and establish a peer group of public companies that we compete with for executive talent. We also look at these companies to assess compensation trends and market practices.

Total compensation for each executive is based on several factors, including individual performance, leadership, global responsibilities, collaboration, experience, education, succession planning considerations, competitive pressures and internal equity.

We set our targets for base salaries at or slightly below the median (50th percentile) of our Compensation Peer Group. Targets for total direct compensation (base salary plus short-term and long-term incentives) are set at the median for solid performance, and at the 75th percentile or higher for exceptional corporate and individual performance.

Compensation Peer Group

Our Compensation Peer Group includes similar companies, including contract drilling, well servicing and offshore drilling companies, that have been carefully selected based on their comparability to Precision – comparable business lines and similar in size, complexity, operating regions and style of operation. Our Compensation Peer Group also includes companies from the broader oilfield services sector that we compete with for global talent, market share and customers.

Our growth over the last several years, as well as our future growth plans, are primarily focused in the U.S. and our international regions. In fiscal 2019, 70% of our revenue was from our U.S. and International operations, and 30% was from our operations in Canada. In 2020, the majority of our capital expenditures will be focused on the U.S. and International operations. Due to this shift in focus, we have centralized all of our leadership team in Houston, Texas and compensate them in U.S. dollars. With assistance from Meridian, we review the companies included in our Compensation Peer Group annually and include Canadian and U.S. based companies. Establishing a peer group that consists of a mix of Canadian and U.S. based companies reinforces our strategy of attracting and retaining the best talent in the drilling services market to drive value to shareholders over the long term.

The HRCC works with Meridian on the peer group analysis, examining eight metrics that provide a reasonable assessment of comparability to establish a peer group of companies that is relevant and appropriate:

▪ revenue ▪ EBITDA ▪ assets ▪ total employees	▪ market capitalization ▪ enterprise value ▪ geographic footprint ▪ complexity of service offerings.	We use a different peer group to assess our relative TSR performance under our PSU plan. This group consists of companies we compete with for investors (see page 77 for details).

For benchmarking purposes, a review is performed of the proxy materials of peer companies, third party compensation survey data, and other relevant information from other companies in the energy services sector that have revenue of a similar size if compensation data for equivalent executive positions is not publicly available.

The HRCC reviews our Compensation Peer Group every year (more frequently if there are mergers, acquisitions or other industry developments) to ensure the group is appropriate for compensation planning purposes.

2020 Management Information Circular	66

2019 Compensation Peer Group

We benchmarked compensation levels for 2019 against the following 15 companies.

▪  Calfrac Well Services Ltd.

▪  CES Energy Solutions Corp.

▪  Diamond Offshore Drilling, Inc.

▪  Ensign Energy Services, Inc.

▪  Forum Energy Technologies, Inc.

▪  Helmerich & Payne, Inc.

▪  Nabors Industries Ltd.

▪  Noble Corp.

▪ Oil States International, Inc. ▪ Patterson-UTI Energy, Inc. ▪ RPC, Inc. ▪ Secure Energy Services, Inc. ▪ Shawcor Ltd. ▪ Superior Energy Services, Inc. ▪ Valaris PLC (formerly Ensco Rowan PLC)

The Board is confident that our Compensation Peer Group is appropriate. Aligned with our philosophy of targeting the median for setting compensation, we also aim to target the median for the metrics we compare. Among the metrics used to determine comparability are revenue (32nd percentile), EBITDA (70th percentile), assets (48th percentile), market capitalization (22nd percentile), enterprise value (43rd percentile), employee count (60th percentile), geographic footprint and complexity of service offerings. Of the financial factors listed, in 2019, Precision was on average at the 46th percentile of our compensation peer group.

2020 Compensation Peer Group

The HRCC reviewed our 2019 Compensation Peer Group with assistance from Meridian and feedback from management and made no changes for 2020.

Third Party Advisory Service Firms

In previous years, some proxy advisory service firms have compared Precision’s pay and performance against a select group of Canadian-only companies, a limited number of which are direct peers mixed with a larger group of less relevant Canadian industrial companies. Our peer selection process is thorough and disciplined and involves input and analysis by the HRCC’s independent compensation consultant. We believe that a comparator group only consisting of Canadian  companies, that includes companies we do not compete with in the drilling and oilfield services industries, is not relevant or appropriate. Precision’s long-term growth strategy is focused on our U.S. and international operations, which in 2019 accounted for 70% of our revenue. Since 2014, over 78% of our rig additions have been in our U.S. or International markets. Based on these facts, and to support our long-term strategy, all of our leadership team is based in Houston and paid in U.S. dollars. Accordingly, our 2019 Compensation Peer Group of 15 publicly traded companies includes a majority of comparable U.S. companies.

2020 Management Information Circular	67

Components of Executive Compensation

Total direct compensation for executives includes a mix of fixed and variable / at-risk pay. In 2017, shareholders approved a new Omnibus Equity Incentive Plan (Omnibus Plan), which allows the Board to settle the short- and long-term incentive awards in cash, shares (issued from treasury or purchased on the market) or a combination of both.

	Compensation Component	Target Weighting	Form	Performance Period	Payout
Fixed	Base Salary	20 - 30%	Cash	One year	∎ Fixed annual cash salary paid over the year
Variable / At-risk	Short-term incentive	20%	Cash	One year	∎ Value based on annual performance against corporate and individual performance metrics (between 0% - 200% of target)
	Long-term incentive	50 - 60%	Performance share units (PSUs)	Three years (cliff vest)

∎ Value depends on performance multiplier (between 0.0x - 2.0x of target units based on our performance against three-year performance metrics) and our share price when units vest

∎ Settled in cash, equity or a combination of both

			Restricted share units (RSUs)	Three years (one-third vests each year)	∎ Value depends on our share price when the units vest ∎ Settled in cash, equity or combination of both
			Stock options	Seven years (one-third vests each year over three years)	∎ Value depends on the appreciation in our share price relative to the strike price ∎ Settled in equity

Compensation Pays Out Over Time

Our compensation program emphasizes variable / at-risk pay and realized pay over the longer term to support the creation of long-term shareholder value. Incentive awards account for the majority of executive pay and pay out over time, based on performance as noted in the table above.

Compensation decisions are based on both corporate and individual performance, demonstrating the strong link between pay and performance. Long-term incentives are equity-based, aligning with shareholder interests because the ultimate value of the award is based on share performance.

Base Salary fixed, set in March 2019		Paid over 2019

Short-term Incentive		2019 STIP paid in March 2020 based on 2019 corporate and individual performance

Long-term Incentive
Performance Share Units (PSUs)					Granted in February 2019 and paid in March 2022 based on three-year performance metrics

Restricted Share Units (RSUs)					Granted in February 2019, and paid out over three years

Stock Options									Granted in February 2019, vest in thirds over three years, and expire in 2026

	2019	2020	2021	2022	2023	2024	2025	2026

2020 Management Information Circular	68

Share Ownership Guidelines

We encourage our executives to own Precision shares, so they have a vested interest in our long-term success.

Executives are expected to build their equity ownership to meet the share ownership guidelines within five years of assuming their position. They cannot count RSUs, PSUs or stock options toward meeting the guidelines.

Our CEO is required to hold five times his annual base salary while the other named executive officers (NEOs) aim for two times their base salary. We calculate share ownership based on the actual purchase cost or the current market value of our shares (whichever is higher).

See page 71 for information about the share ownership of each NEO.

2020 Management Information Circular	69

Decision-making Process

We have a formal process for reviewing the compensation program, setting targets and objectives, assessing performance and making final decisions on executive pay each year.

Link to strategy

Our corporate objectives and incentive plan metrics are tied to our corporate strategy and annual business plan.

Each executive has annual personal objectives and is compensated based on a combination of corporate and individual performance.

The CEO recommends the corporate performance targets and personal objectives for himself and the senior executive team to the HRCC. These are reviewed and approved by the Board.

Performance assessment

The Board reviews corporate performance at the end of each quarter and its impact on incentive compensation.

At the end of the year, the HRCC completes an assessment of corporate performance, our share performance, executive base salaries, and short-term and long-term incentives, consulting with its external consultant as needed. Once the HRCC completes the review and considers the external environment and other factors, it recommends the final compensation decisions to the full Board for its review and approval.

At the same time the CEO prepares a self-assessment of his performance for the year against targets and objectives that were approved at the beginning of the year. He also reviews the self-assessments prepared by each senior executive and evaluates their leadership in advancing our short and long-term strategic plans. The Chief Administrative Officer (CAO) assists the CEO in developing the recommendations and supporting materials for the HRCC's review and discussions.

Pay for performance

The Board does a comprehensive review of corporate and individual performance to make sure all proposed compensation decisions align with performance.

This includes:

- determining the corporate and individual performance scores for the short-term incentive plan
- deciding whether to use discretion and apply the corporate modifier to the short-term incentive plan
- determining the payout of any performance share unit and restricted share unit awards that are vesting
- approving any base salary adjustments
- deciding on new grants of long-term incentive awards.

Feedback

Once the Board completes its review and considers the external environment and other factors, it approves all compensation decisions for the executive team.

2020 Management Information Circular	70

2019 Executive Compensation

This section describes our executive compensation program for 2019 and the key decisions affecting executive pay for our CEO, Senior Vice President and Chief Financial Officer (CFO), and the three next most highly compensated NEOs for 2019, all of which are based in the U.S.

Kevin A. Neveu | President and Chief Executive Officer

Kevin Neveu is President and Chief Executive Officer and a Director of Precision Drilling Corporation and has held these positions since joining the company in 2007. Mr. Neveu has 38 years of experience in the oilfield services sector holding technical, marketing, management and senior leadership positions over his career. Previously, Mr. Neveu was President of the Rig Solutions Group of National Oilwell Varco in Houston and held senior management positions with it and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Owns 1,195,127 Precision shares

Carey Ford | Senior Vice President and Chief Financial Officer

Carey Ford was appointed to his current position in April 2016. He joined Precision in May 2011 and served as Vice President, Finance & Investor Relations and Senior Vice President, Finance Operations before being named Interim Chief Financial Officer in March 2016. Mr. Ford has an MBA from the University of Texas at Austin and holds a Chartered Financial Analyst designation. Prior to joining Precision, Mr. Ford spent seven years as an investment banker, serving clients in the oilfield service sector.

Owns 194,202 Precision shares

Gene C. Stahl | Chief Marketing Officer

Gene Stahl was appointed to his current position in 2019. He began his career with Precision in 1993 on the drilling rigs in southern Alberta, while studying Economics and Business at the University of Calgary. Mr. Stahl began full-time in field sales in 1996 and progressed through a number of roles with increasing responsibility including serving as President, Drilling from 2005 to 2019.

Owns 139,979 Precision shares

Veronica Foley | Senior Vice President, General Counsel and Corporate Secretary

Veronica Foley joined Precision in 2010 and is responsible for managing Precision’s legal and compliance departments. Ms. Foley has over 15 years of experience in the energy business and prior to joining Precision, spent over seven years working at an international law firm. Ms. Foley holds a Bachelor of Arts degree in psychology and French from Baylor University and a Doctor of Jurisprudence degree from South Texas College of Law.

Owns 103,588 Precision shares

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Darren Ruhr | Chief Administrative Officer

Darren Ruhr currently serves as Chief Administrative Officer. Mr. Ruhr has been with Precision since 1997 and most recently held the position of Senior Vice President, Corporate Services from 2005 to July 2018. He also served as Corporate Secretary from 2005 to 2008. As Chief Administrative Officer, he oversees corporate business systems and network infrastructure, human resources, organizational effectiveness and performance, real estate and facilities, along with other administrative functions of the company. Mr. Ruhr obtained his ICD.D designation from the Institute of Corporate Directors in January 2018.

Owns 84,786 Precision shares.

Notes:

(1)

Share ownership is as of March 25, 2020. We use the actual purchase cost or the current market value of the shares (whichever is higher) to calculate whether they meet the share ownership targets. Executives have five years from becoming a NEO to meet the share ownership guidelines.

2020 Management Information Circular	71

Total Direct Compensation for 2019

The table below provides key elements of our pay for performance philosophy and includes 2019 targeted total direct compensation (base salary + targeted STIP + targeted LTIP), the amount variable / at-risk, and 2019 realized or realizable total direct compensation.

Named Executive	Targeted Total Direct Compensation(1)	Amount Variable /At-risk	Realized or Realizable Total Direct Compensation(2)	Realized or Realizable as a % of Targeted Total Direct Compensation
Kevin Neveu	$6,368,160	83%	$2,975,477	47%
Carey Ford	$2,290,216	76%	$1,228,957	54%
Gene Stahl	$2,180,763	74%	$1,234,492	57%
Veronica Foley	$1,764,511	74%	$1,012,231	57%
Darren Ruhr	$1,683,251	74%	$928,178	55%

Notes:

(1)

The 2019 targeted total direct compensation includes base salary, target short-term incentive, and target long-term incentives set in U.S. dollars and converted to Canadian dollars utilizing the 2019 average exchange rate of 1.3267.

(2)

Realized or realizable total direct compensation includes base salary earned, actual 2019 short-term incentive award, and the long-term incentive payout value of the 2017 PSU award, one-third of the 2018 – 2019 RSU awards, and option awards using the volume weighted average price of Precision shares for the five trading days prior to December 31, 2019 on the TSX of $1.87 and NYSE of $1.43 and a PSU multiplier of 0.80x, converted to Canadian dollars utilizing the 2019 average exchange rate of 1.3267.

Base Salary

Executives receive a base salary as fixed pay for performing day-to-day responsibilities. The amount is based on each executive’s experience, education, time in the role, performance, internal equity and market competitiveness (see page 66 for information about benchmarking and our Compensation Peer Group). The table below shows the 2019 base salaries in $US dollars for our NEOs and adjustments that have been approved and went into effect on March 1, 2020.

Named Executive	2019 ($US)	March 1, 2020 ($US)	% change
Kevin Neveu	$800,000	$800,000	0%
Carey Ford	$415,000	$415,000	0%
Gene Stahl	$425,000	$425,000	0%
Veronica Foley	$360,000	$385,000	7%
Darren Ruhr	$325,000	$325,000	0%

In response to current market conditions, the CEO voluntarily agreed to a 20% reduction, and all other executives to a 10% reduction, of their annual base salaries. The table below shows the March 1, 2020 base salaries in $US dollars for our NEOs and the adjustments that will go into effect April 1, 2020. These adjustments are intended to be a temporary reduction until market conditions improve.

Named Executive	March 1, 2020 ($US)	April 1, 2020 ($US)	% change
Kevin Neveu	$800,000	$640,000	-20%
Carey Ford	$415,000	$373,500	-10%
Gene Stahl	$425,000	$382,500	-10%
Veronica Foley	$385,000	$346,500	-10%
Darren Ruhr	$325,000	$292,500	-10%

Short-term Incentive Plan (STIP)
Form	Annual cash bonus(1)
Who participates	Salaried, non-overtime employees, based on job roles and responsibilities
Purpose	Variable compensation tied directly to annual corporate and financial performance objectives
Target award	Target award is based on the executive’s role and level, and expressed as a percentage of base salary
Final award(2)

▪  The actual or “realized” award is based on corporate (85%) and individual (15%) performance

▪  The Board can adjust the corporate result by +/- 25 percentage points (corporate modifier)

▪  Capped at 200% of the executive’s target

Board discretion

The Board can also use discretion to increase or decrease the STIP awards based on our performance for the year, including the achievement or failure of strategic initiatives, or extenuating circumstances

Forfeiture	See Termination and Change of Control on page 96

Notes:

(1)	The Omnibus Plan allows us to pay bonuses in common shares.
(2)	In 2020, the corporate performance weighting was increased to 90%, with the individual performance weighting reduced to 10%.

2020 Management Information Circular	72

The STIP Scorecard

The STIP scorecard includes a balance of financial, strategic operational and individual metrics that focus executives on our financial and operational performance as well as the successful execution of our strategic initiatives – all of which are critical to the success of our High Performance, High Value strategy.

Corporate Performance Metrics (85%)

The HRCC sets financial, operational, and ESG metrics at the beginning of each year based on our business objectives, management’s recommendations, and market conditions. Each metric has a weighting and a threshold, target, and maximum (stretch) objective.

At the end of the year, the HRCC assesses actual corporate performance based on the achievement of our objectives and assigns a score for each metric. The corporate component is the sum of the metrics, and it ranges from zero to 170% of the STIP target.

Corporate Modifier

The Board can use its discretion to apply a corporate modifier to the corporate performance score, adjusting it up or down by up to 25%. The corporate modifier was introduced in 2015 to enhance transparency if the Board exercises its use of discretion.

The Board bases its adjustment on our progress on strategic deliverables that support our five-year strategic plan, as reported on a quarterly basis to the Board and are not quantified in the STIP scorecard, and any extenuating circumstances. The corporate modifier cannot be applied to increase the corporate performance score above 170%.

Individual Performance Component (15%)

Individual performance reflects how well each participant performs his or her day-to-day duties and achieved the objectives set with their leader at the beginning of the year.

At the end of the year, the HRCC reviews the CEO’s self-evaluation, his assessment of each executive’s self-evaluation and his recommended performance ratings. The HRCC recommends the final performance ratings for the CEO and executives to the Board for approval.

Ratings are based on a five-point rating scale used in our performance management system:

Rating Scale	Performance Score
Exceptional performance	30.0%
Strong performance	22.5%
Solid performance (target)	15.0%
Striving performance	7.5%
Improved performance required	0.0%

2019 STIP Payouts

The table below shows the 2019 STIP payouts for each NEO, which were paid on March 10, 2020.

Named Executive	2019 STIP Eligible Base Salary(1)	STIP Target %	Corporate Performance	Corporate Modifier(2)	Individual Performance	STIP Payout(1)
Kevin Neveu	$1,061,360	100%	103.20%	-5.00%	15.00%	$1,201,460
Carey Ford	$544,147	75%	103.20%	-5.00%	15.00%	$461,981
Gene Stahl	$563,844	75%	103.20%	-5.00%	15.00%	$478,703
Veronica Foley	$471,179	75%	103.20%	-5.00%	15.00%	$400,031
Darren Ruhr	$426,063	75%	103.20%	-5.00%	15.00%	$361,728

Notes:

(1)

All the NEOs are based in the U.S. They receive their compensation, including their STIP awards, in U.S. dollars. The STIP awards were converted to Canadian dollars using the 2019 average exchange rate of 1.3267.

(2)

The Board used its discretion to apply a Corporate Modifier to the Corporate Performance score by adjusting it down -5% based on its assessment of the company’s performance against operational metrics not included within the Scorecard.

2020 Management Information Circular	73

2019 Corporate Performance Score and Corporate Modifier

Financial Performance 83.68%	+	Operational Performance 11.10%	+	ESG Performance 8.42%	+	Corporate Modifier - 5.00%	=	Final Corporate Performance 98.20%

After a comprehensive review of the scorecard and results, the Board used its discretion to apply a Corporate Modifier to the Corporate Performance score by adjusting it down 5% based on its assessment of the company’s performance against operational metrics not included within the Scorecard.

2019 Corporate Performance Score	Threshold 0%	Target 85%	Maximum 170%	Actual =	Weighted Score
Financial Performance (65%)					83.68%
Adjusted EBITDA (1) (35%)	$325,750,000	$415,000,000	$498,000,000	$391,905,000	28.51%
Measures our growth
Return on capital employed (2) (10%)	0.00%	2.00%	5.00%	3.55%	15.17%
Measures our profitability
Net Debt Reduction (3) (20%)	$1,450,122,000	$1,425,122,000	$1,400,122,000	$1,372,063,000	40.00%
2019 strategic objective of reducing debt with free cash flow
Operational Performance (10%)					11.10%
Mechanical downtime (5%)
Low unplanned mechanical downtime lowers costs and increases revenue and supports our High Performance, High Value customer service
■ Canada	0.61%	0.58%	0.44%	0.52%	2.86%
■ U.S.	1.25%	1.00%	0.75%	0.97%	2.24%
■ International	1.05%	0.95%	0.85%	1.72%	0.00%
Strategic initiatives (5%)
Measures performance against strategic initiatives for the year
■ Rig Technology	Performance measured on pre-determined metrics, including utilization, rig count and revenue targets			Below Target	2.00%
■ International EBITDA	$30,887,138	$38,608,922	$46,330,706	$46,893,096	4.00%
ESG Performance (10%)					8.42%
Safety performance (8%)
Key to our operations and ensures we maintain a strong focus on keeping employees safe
■ Total Recordable Incident Rate (TRIR)	1.34 - 0.95	0.95 - 0.75	<0.75	0.98	2.88%
■ % of facilities recordable free	96 - 98%	98 - 99%	>99%	Q1: 96.53%	1.13%
				Q2: 95.84%
				Q3: 97.23%
				Q4: 97.45%
■ Triple Target Zero	78 - 82%	82 - 84%	>84%	Q1: 75.56%	1.50%
■ Zero Vehicle Incidents				Q2: 79.12%
■ Zero Recordable Injuries				Q3: 80.43%
■ Zero Spills				Q4: 84.78%
Employee retention (2%)
A key factor supporting our future growth and High Performance, High Value customer service
	85.00%	88.00%	92.00%	89.81% %	2.91%
Corporate performance score					103.20%
Corporate modifier (+/- 25%)					-5.00%

Notes:

(1) Adjusted EBITDA (earnings before income taxes, loss or gain on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, impairment of property, plant and equipment, impairment of goodwill, and depreciation and amortization), as reported in our Consolidated Statements of Earnings (Loss), is a useful supplemental measure because it gives us and our investors an indication of the results from our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange, taxation, non-cash impairment, decommissioning, depreciation and amortization charges.

(2) Return on capital employed does not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers. Return on capital employed is calculated as earnings before income taxes, finance charges, foreign exchange, impairment of goodwill and loss on asset decommissioning divided by the amount equal to the average total assets less average non-interest-bearing current liabilities for the period. We believe return on capital employed is a useful metric to measure the effectiveness of management’s use of Precision’s capital in the generation of earnings.

(3) Net Debt Reduction was a 2019 strategic financial objective to reduce debt by generating free cash flow. Net Debt Reduction is calculated by taking Opening Net Debt minus Resultant Net Debt. Opening Net Debt is calculated as the total debt outstanding as of December 31, 2018 minus cash as per the Statement of Financial Position. Resultant Net Debt is calculated as the total debt outstanding as at December 31, 2019 minus cash as per the Statement of Financial Position using the same Canadian to U.S. dollar exchange rate used as at December 31, 2018.

(4) International EBITDA’s threshold, target, maximum and actual results are shown in U.S. dollars in the table above.

2020 Management Information Circular	74

2020 STIP Scorecard

The 2020 STIP scorecard maintains short-term financial, operational excellence, ESG, and strategic metrics that are critical to the success of our High Performance, High Value strategy. Starting in 2020, we reduced our individual component to increase the financial performance metrics to total 70% of the STIP scorecard. In 2020, we also added an additional ESG metric targeted on specific initiatives to improve our environmental footprint and reduce GHG emissions. No adjustments were made to the STIP target percentages of our executives.

Long-term Incentive Plan (LTIP)

Our long-term incentive awards are granted at the beginning of each year to motivate executives and key employees to deliver strong future performance and achieve our strategic plan. It is specifically designed to:

▪	align the interests of participants with those of our shareholders
▪	reward our people for growth in shareholder value
▪	retain them in a competitive and highly cyclical environment.

We determine the value of the long-term incentive award for each position based on the target compensation mix relative to comparable positions in our Compensation Peer Group, as well as internal equity and overall market competitiveness.

The award can be allocated to three kinds of long-term incentives, which are similar to those offered by large issuers in our industry:

▪	performance share units (PSUs)
▪	restricted share units (RSUs)
▪	stock options

Generally, the more senior the position, the greater the weighting placed on long-term incentives in overall total target direct compensation. Since 2014, the total value of the award for our most senior executives has been allocated 60% PSUs and 40% options (50% PSUs and 50% options before 2014). In 2018 and 2019, we adjusted the mix to reduce the number of stock options granted, increase the proportion of PSUs, and introduced RSUs to the NEOs (2018) and CEO (2019), allowing us to tie incentive payouts to our performance over mid- and long-term time horizons. The new mix also puts a higher weighting on performance-based vesting and aligns more closely with our pay for performance philosophy and industry practice, as well as shareholder interests because the ultimate value of PSUs, RSUs and options is driven by our share performance.

Long-term incentive awards can be forfeited in certain circumstances – see Termination and Change of Control on page 96 for more information. PSUs and RSUs cannot be assigned. Options can only be assigned or transferred as permitted by law.

The HRCC and the Board do not consider previous grants of long-term incentive awards when determining new grants, except to consider the total limit on stock option awards and individual limits, as part of the HRCC’s responsibilities for administering the Omnibus Plan. Stock options may be granted to new eligible participants at other times of the year, apart from the annual grants. These situations are generally reviewed and approved quarterly.

All stock option awards granted from 2013 to 2019 were out of the money as of December 31, 2019, and therefore had no value.

Each award has different vesting and eligibility criteria as described in the table on the following page.

2020 Management Information Circular	75

	Performance Share Units	Restricted Share Units	Stock Options
Form of Award	∎ Notional share-based awards ∎ Potentially dilutive(1)	∎ Notional share-based awards ∎ Potentially dilutive(1)	∎ Option to buy Precision shares at a price that is at least the fair market value on the grant date ∎ Plan is dilutive
Who Participates	∎ Senior executives, including the CEO, other NEOs, and key corporate and operational employees ∎ Not open to non-management directors	∎ RSUs were awarded to NEOs beginning in 2018 and CEO in 2019 ∎ Not open to non-management directors	∎ Senior executives, including the CEO and other NEOs ∎ Not open to non-management directors
Vesting

∎    Cliff vest at the end of three years

∎    Units earn dividend equivalents at the same rate as dividends declared and paid on our shares (dividend equivalents are notionally reinvested as additional units)

∎    One-third vest each year over three years

∎    Units earn dividend equivalents at the same rate as dividends declared and paid on our shares (dividend equivalents are notionally reinvested as additional units)

∎    One-third vest each year beginning on the first anniversary of the grant date

∎    Expire after seven years

∎    If the holder cannot exercise his or her stock options within ten business days of the normal expiry because of trading restrictions in our insider trading policy, we will extend the expiry date by seven business days from the end of the blackout period. The extension can be longer if the TSX or NYSE allows it and the Board approves it

Payout	∎ Settled in cash, equity or a combination of both based on the formula on page 76(1)

∎    Redeemed for cash based on the volume weighted average price of Precision shares for the five trading days prior to the vesting date on the TSX (Canadian units) or on the NYSE (U.S. units), or settled for equity or a combination of cash and equity(1)

∎    Based on fair market value (strike price) when the options are exercised

∎    The strike price is the volume weighted average trading price of a Precision share on the TSX (Canadian stock options) or the NYSE (U.S. stock options) for the five trading days prior to the grant date

∎    Options only have value if the price of Precision shares increases above the strike price

Note:

(1)   PSUs and RSUs granted under the Omnibus Plan may be settled in cash, equity (common shares issued from treasury or purchased on the market) or a combination of both.

2020 Management Information Circular	76

2019 Long-term Incentive Award

The table below shows the 2019 long-term incentive award, which was granted on February 1, 2019 to the NEOs. The award was granted at target and allocated 70% to PSUs, 20% to RSUs and 10% to stock options for the CEO and other NEOs.

The table also shows the 2020 long-term incentive award, which the Board allocated 70% to PSUs and 30% to RSUs for the CEO and other NEOs. Under the Omnibus Plan, the Board has the flexibility to settle the 2019 and 2020 grants in shares, cash, or a combination of both.

	2019 Long-term Incentive Award(1)	2019 Allocation						2020 Long-term Incentive Award(2)
		PSUs		RSUs		Stock Options
Named Executive		$	#	$	#	$	#
Kevin Neveu	$4,188,818	$2,931,666	1,148,700	$837,619	328,200	$419,533	268,200	$4,235,599
Carey Ford	$1,309,162	$916,225	359,000	$261,852	102,600	$131,085	83,800	$1,323,645
Gene Stahl	$1,178,112	$824,603	323,100	$235,564	92,300	$117,945	75,400	$1,191,232
Veronica Foley	$916,425	$641,358	251,300	$183,245	71,800	$91,822	58,700	$926,406
Darren Ruhr	$916,425	$641,358	251,300	$183,245	71,800	$91,822	58,700	$926,406

Notes:

(1)  Grant values are based on the volume weighted average price of Precision shares for the five trading days prior to the start of the performance period of February 1, 2019 for the PSUs and RSUs of US$1.95, and a Black-Scholes value for the stock options of US$1.19 (see Black-Scholes pricing on page 85 for more information). The grant amounts have been converted to Canadian dollars using the following exchange rates on the grant date: 1.3088 (February 1, 2019 for PSUs and RSUs) and 1.3145 (February 22, 2019 for stock options).

(2)  The 2020 grant values are based on the volume weighted average price of Precision shares for the five trading days prior to the grant date of February 1, 2020 for the PSUs and RSUs of US$1.22. The grant values have been converted to Canadian dollars using the February 1, 2020 exchange rate of 1.3236.

2020 Changes to Long-term Incentive Awards

Looking ahead to 2020, the HRCC and management remain focused on continuing to align our programs with our Corporate goals of maintaining controllable costs, rewarding strong financial performance, and reducing debt in order to enhance shareholder value.

The Committee, working with Meridian, has implemented the following changes to LTIP awards granted in 2020 based on feedback from shareholders and prevailing trends in our peer group:

▪	TSR Collar – The portion of PSUs granted in 2020 tied to the relative TSR metric now includes a collar provision on the multiplier that
1)

sets a cap at target (1.00x multiplier) in the event the company experiences a negative absolute TSR at the end of the three-year performance period, regardless of the company’s relative TSR ranking, and

2)

sets a floor at threshold (0.40x multiplier) in the event the company’s absolute TSR is greater than that of the S&P 500 Index at the end of the three-year period, regardless of the company’s relative TSR ranking.

▪

Added S&P 500 Index to 2020 PSU Peer Group – Historically, our PSU Peer Groups have included companies with similar business operations (i.e. land-based drilling services and completion and production services) and companies that we regularly compete with for investors. In 2020, the Committee determined that a benchmark for the broader market's performance should be included to represent the competition for investors outside of our sector.

▪

Maintain Absolute, Strategic Financial Metrics for PSUs – For PSUs granted in 2020, the Committee determined the performance multiplier will be calculated using relative TSR ranking (50%) and the company’s performance against our Capital Structure metric (25%) and new Leverage Ratio metric (25%) targets to help provide a more comprehensive measurement of overall company performance. Similar to the Capital Structure metric, the Leverage Ratio metric supports our long-term strategic goal of debt-reduction with free cash-flow while maintaining solid earnings performance.

▪	Cease Granting of Stock Options – In order to reduce the dilution of company shares, the Committee determined that no stock options will be granted in 2020.

▪

Maintain Award Mix Heavily Weighted on Performance-based Vesting – With the removal of stock options, the CEO and other NEO’s award mix will be 70% PSUs and 30% RSUs to further support our pay-for-performance philosophy.

▪

Payout Cap of 5.0x (five times) Original Grant Value – For the 2020 grants, the maximum number of PSUs that may be earned is 2x (two times) the number granted. Additionally, the Board has implemented an instrument whereby it manages the Company’s financial exposure by capping total payout at 5.0x (five times) the original grant value which can be achieved through any combination of share price appreciation and PSU multiplier.

2020 Management Information Circular	77

More About 2019 PSU Awards

PSUs vest at the end of a three-year performance period. PSUs awarded in 2019 will vest on February 1, 2022. The amount the executives ultimately receive depends on the resulting multiplier determined by our PSU performance metrics, and our share price at the end of the vesting period. Prior to 2019, our PSU multiplier was determined 100% by relative TSR as compared to our PSU Performance Peer Group. In 2019, the Committee approved the addition of Capital Structure (a debt reduction focused metric) as a second metric for the PSU awards.

Number of PSUs Granted	x	Payout Multiplier 50% Relative TSR 0 – 2x based on relative TSR performance 50% Capital Structure 0 – 2x based on performance against targets	x	Five-day volume weighted average price of Precision shares[1]	=	Final PSU payout

Note:

(1)  Cash settlement for PSUs will be based on the five-day volume weighted average price of Precision’s shares prior to the vesting date. PSUs settled in shares will result in a number of Precision shares to be issued from treasury (or purchased on the open market) equal to the number of PSUs granted multiplied by the payout multiplier.

Relative TSR – 50% weighting

We believe relative TSR is an important measure of performance because it reflects our ability to outperform companies affected by similar market conditions and aligns with shareholder interests. Precision’s ranking and resulting multiplier is determined by comparing our three-year TSR against the TSR of our PSU Performance Peer Group using the scale below. TSR is adjusted to reflect dividends paid over the period, and the committee may determine the multiplier using interpolation if our performance falls between ranges.

TSR Ranking	Multiplier
75th Percentile or higher	2.0 times payout
50th Percentile (median)	1.0 times payout
35th Percentile	0.4 times payout
Below 35th Percentile	zero payout

Relative TSR Performance Peer Group

Our PSU Performance Peer Group is made up of companies with similar business operations (land-based drilling services and completion and production services) that we compete with for investors. It is slightly different from our Compensation Peer Group, which includes comparable companies that we compete with for executive talent (see page 67).

The HRCC reviews our PSU Performance Peer Group at the time of award to make sure it is relevant and appropriate. Our independent consultant assists the HRCC in its review, and follows four key principles for establishing the group:

▪	chooses companies with similar business operations (i.e. land-based drilling services and completion and production services)
▪	includes companies that we regularly compete with for investors
▪	includes several peers from our Compensation Peer Group so that pay is directionally aligned with corporate performance
▪	selects at least 12 peers to provide statistically valid results.

The HRCC reviewed our PSU Performance Peer Group in response to changes in the industry, to make sure we continue to assess our relative performance against a representative group of companies. The following 17 companies make up our PSU Performance Peer Group for assessing relative shareholder return performance for the 2019 PSU awards:

▪ Calfrac Well Services Ltd. ▪ CES Energy Solutions Corp. ▪ Ensign Energy Services, Inc. ▪ Independence Contract Drilling, Inc. ▪ Helmerich & Payne, Inc. ▪ Nabors Industries Ltd.	▪ Nine Energy Services, Inc. ▪ Patterson-UTI Energy, Inc. ▪ Pioneer Energy Services Corp. ▪ RPC, Inc. ▪ Secure Energy Services, Inc. ▪ Select Energy Services, Inc.	▪ Shawcor Ltd. ▪ Superior Energy Services, Inc. ▪ Total Energy Services, Inc. ▪ Trican Well Services Ltd. ▪ Unit Corporation

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In early 2020, Meridian carried out a review of our PSU Performance Peer Group and:

▪  assessed current and potential peer companies by revenue, EBITDA, assets, employees, market capitalization, and enterprise value.

▪  conducted back-testing of our TSR performance from 2017 to 2019 against our new PSU Performance Peer Group to ensure the recommended changes were appropriate.

Based on this analysis, and the review and approval by the HRCC and the Board, our PSU Performance Peer Group for 2020 was adjusted with the following changes:

▪  removed Pioneer Energy Services Corp., Superior Energy Services, Inc. and Unit Corporation

▪  added NexTier Oilfield Solutions Inc. and S&P 500 Index

Capital Structure – 50% weighting

The Capital Structure metric is an absolute, strategic financial measure to help provide comprehensive measurement of company performance through achievement of a long-term strategic objective. By adding Capital Structure, we are aligning long-term compensation with our publicly stated goal to reduce debt with free cash flow to enhance shareholder value. Precision’s three-year Capital Structure performance and resulting multiplier is determined using the scale below, and the committee may determine the multiplier using interpolation if our performance falls between ranges.

Capital Structure	Multiplier
Stretch - $400,000,000 debt repaid	2.0 times payout
Target - $300,000,000 debt repaid	1.0 times payout
Threshold - $250,000,000 debt repaid	0.4 times payout
Below Threshold	zero payout

At the end of the three-year performance period, the HRCC’s compensation consultant assesses Precision’s performance against the stated metrics. The HRCC reviews Meridian’s assessment, along with other relevant factors, and recommends a multiplier (ranging from zero to two) to the Board for approval.

Payout of 2017 PSU Awards

The 2017 PSU awards vested on January 31, 2020, which were based 100% on relative TSR performance, and were paid out on March 10, 2020.

The table below shows the difference between the grant value and the payout value for each NEO, illustrating the variable / at-risk nature. The Board approved a multiplier of 0.80x, resulting in a final PSU payout that was 17% of the grant value for the NEOs.

Named Executive	Grant Value(1)(3)	Number of PSUs Granted	Five-day Weighted Average Price(2)	Final PSU Payout(3)	Payout Percentage of Grant Value
Kevin Neveu	$2,541,267	332,800	$1.24	$436,904	17%
Carey Ford	$675,024	88,400	$1.24	$116,053	17%
Gene Stahl	$555,902	72,800	$1.24	$95,573	17%
Veronica Foley	$397,073	52,000	$1.24	$68,266	17%
Darren Ruhr	$395,200	52,000	$1.63	$67,808	17%

Notes:

(1)  Grant values were based on the volume weighted average price of Precision shares for the five trading days prior to, but not including, January 31, 2017 of $7.60 on the TSX for Canadian units and US$5.77 on the NYSE for U.S. units.

(2)  Volume weighted average price of Precision shares for the five trading days prior to, but not including, the January 31, 2020 vesting date: $1.63 on the TSX for Mr. Ruhr’s Canadian units and US$1.24 on the NYSE for the CEO and remaining NEOs’ U.S. units.

(3)  PSU grant values and payouts for Mr. Neveu, Mr. Ford, Mr. Stahl, and Ms. Foley were converted to Canadian dollars using the January 31, 2020 exchange rate of 1.3234.

How We Calculated the Payout Multiplier

Our TSR for the three-year period from February 1, 2017 to January 31, 2020 was compared to our PSU Performance Peer Group for the 2017 PSU awards:

▪ CES Energy Solutions Corp. ▪ Ensign Energy Services, Inc. ▪ Helmerich & Payne, Inc. ▪ Nabors Industries Ltd.	▪ Parker Drilling Co. ▪ Patterson-UTI Energy, Inc. ▪ RPC, Inc. ▪ Secure Energy Services, Inc.	▪ Shawcor Ltd. ▪ Superior Energy Services, Inc. ▪ Western Energy Services Corp.

Meridian provided a report of their assessment of our relative TSR ranking at the end of the three-year performance period. As per the terms of the PSU plan, the HRCC reviewed the TSR ranking, our relative share performance over the performance period, considered original grant values and market conditions, and recommended a multiplier of 0.80x to the Board for review and approval. The Board approved the multiplier and believes the payouts are appropriate.

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Retirement Benefits

The NEOs participate in the same retirement plans as our other salaried employees, and participation is voluntary.

The Canadian program has three components:

▪	a defined contribution pension plan where we match participants’ contributions up to 5% of their base salary
▪	a group registered retirement savings plan
▪	a registered tax-free savings account.

Our U.S. program includes a 401(k) plan where we match participants’ contributions up to 5% of their cash compensation (base salary plus their STIP award). This plan is not considered a pension plan under Canadian law.

Employee Share Purchase Plan

Our employee share purchase plan encourages employees to become Precision shareholders and helps us attract and retain people. The plan is open to Canadian and U.S. employees who have completed one full year of employment. All of the NEOs are eligible to participate in the plan.

Participants contribute up to 10% of their regular base salary through payroll deduction to purchase Precision shares, and we match 20% of the employee’s contribution. The employer contribution is a taxable benefit to the employee. All Precision shares purchased under the plan are acquired on the secondary market.

Any dividends paid are automatically reinvested to purchase more Precision shares. In February 2016, we suspended our dividend.

Participants can change their contribution rate and/or stop contributions up to two times per calendar year. No vesting conditions apply, so participants can sell or transfer their shares at any time (subject to the provisions of our Insider Trading Policy) and are required to pay the associated administrative fees.

as of December 31	2019	2018	2017
Number of shares purchased	2,061,385	1,189,297	1,006,178
Number of shares outstanding	277,299,804	293,781,836	293,238,858
Burn rate	0.74%	0.40%	0.34%

Other Benefits

Benefits are an integral part of total compensation and are important for attracting and retaining employees.

Our Canadian, U.S. and international benefits programs offer competitive comprehensive coverage and cost sharing, and the NEOs participate in the same programs as our other employees. The programs consist of:

▪	basic, optional and dependent life insurance
▪	basic, optional, accidental death and dismemberment insurance
▪	extended health, vision and dental care
▪	short-term and long-term disability insurance
▪	employee assistance plan
▪	out-of-country emergency medical plan.

The NEOs also receive supplementary accidental death and dismemberment insurance benefits.

Perquisites

Executives receive limited perquisites that are consistent with the drilling and oilfield services industry and form part of a competitive compensation package. Each NEO receives a company vehicle (including operating costs) or a car allowance. Other perquisites, such as business club memberships and executive medical programs, vary by position.

See the Summary Compensation Table on page 88 for more information.

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CEO Compensation

Based in Houston, Texas CEO since 2007

Kevin A. Neveu (59) | President and Chief Executive Officer

“Our High Performance, High Value strategy is focused on providing safe, highly efficient and reliable field-level results through our people, technology and systems with the goal to create value for our customers and investors.”

Over the last decade, Mr. Neveu has strengthened Precision’s market position by transforming our drilling fleet through new-build and upgraded Super Series drilling rigs, diversifying our revenue base by expanding into the U.S. and international markets, and making strategic investments in training, safety and employee development. Additionally, Mr. Neveu launched Precision’s digital strategy in 2017 and succeeded in commercializing its AlphaAutomation platform on over 30 rigs in 2019. These investments have allowed Precision to further enhance its High Performance, High Value strategy, drive market share gains, enhance returns and generate free cash flow to execute on both debt repayments and growth opportunities.

During his tenure, Mr. Neveu diversified Precision’s revenue base from 100% exposure to Canada, to 30% to Canada, and 70% to our U.S. and international operations in 2019. This has allowed the company to mitigate macro challenges in different regions and maximize financial returns. During the same period, we added 152 new-build or upgraded drilling rigs, bringing our total Super Series rig count to 233.

2019 Contributions and Accomplishments

An uncertain outlook on oil prices and stringent focus on free cash flow have encouraged conservatism in U.S. customer spending, leading to significant industry decrease in rig counts late in the year. In Canada, acute pipeline takeaway shortfalls and continued uncertainty in regulatory policy caused immense pressure on regional commodity prices and subsequent activity levels, particularly at the beginning of the year. Given these challenges in the U.S. and Canadian markets, Mr. Neveu led several strategic initiatives to enhance performance throughout the year.

Mr. Neveu was committed to leveraging Precision’s global scale, high-spec rig fleet and managing costs, in conjunction with repaying debt and improving financial flexibility. Mr. Neveu also continued the company’s focus on sales of non-core assets, having generated proceeds of $92 million in 2019, which includes five idle rigs in Mexico, Precision’s Snubbing assets and its Terra Water Systems business. Precision has maintained a strong and flexible balance sheet through the cycles that has provided ample liquidity to manage its business through the downturn, while strengthening its competitive position to respond to an improved activity environment.

Mr. Neveu continued to strengthen Precision’s balance sheet in 2019 by repaying $205 million of debt over the course of the year, exceeding Precision’s original 2019 targeted range of $100 million to $150 million. The company’s liquidity position also remained strong, extending the maturity of its undrawn credit facility to 2023 and reporting a year-end cash balance of $75 million. Precision’s deleveraging plan is a core focus and we have demonstrated meaningful strides toward achieving the long-term debt reduction targeted range of $400 million to $600 million by 2021 (inclusive of 2018 debt repayments). Since 2018, Precision has paid down $412 million of debt as of March 25, 2020 and has surpassed the low end of its long-term debt reduction range just over two years into the plan. Additionally, Precision used approximately $26 million during 2019 to repurchase and cancel approximately 16.5 million shares or 5.7% of the Company’s available public float through the NCIB that began in August 2019.

Despite significant capital allocated to debt repurchases and share buybacks, Mr. Neveu was able to fund various attractive growth opportunities for the company. Precision sustained its heightened focus on its U.S. business by adding one new-build Super Triple rig and completing a full SCR to AC Super Triple conversion early in the year, each supported with contracts with strong economics. As the primary revenue generating avenue for Precision, we have allocated the vast majority of North America upgrade and expansion capital to the U.S. as customer demand has shifted to the most technically capable and operationally efficient rigs, a trend that benefits Precision. In 2019, customer demand in the U.S. for Precision’s Super Triple rigs continued to grow, evidenced in margin expansion and record level U.S. market share of 8% throughout the year.

While the Canadian market continues to face pressures from pipeline takeaway constraints and continued uncertainty in regulatory policy, Precision is in a unique position with ample scale and ability to generate significant cash flow even in a constrained environment. We expect to continue to maintain our leading market share in key basins in the Western Canada Sedimentary Basin (WCSB) including the Duvernay, Montney, Deep Basin and Heavy Oil plays.

Internationally, Precision deployed its sixth new build rig in Kuwait on July 1, 2019. The rig has attractive internal return metrics and a payback period that approximates its initial five-year contract term and allows Precision to expand its existing scale in the country with no additional overhead required to support the expanded fleet.

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In 2019, Mr. Neveu oversaw the branding of Precision’s Alpha suite of technologies and achieved commercialization of 34 AlphaAutomation systems deployed in the field throughout North America. The company has installed AlphaAutomation on its training rigs in Nisku and Houston and has invested heavily into training Precision’s people on the new technology to strengthen its competitive positioning and maximize the true value of the technology. Precision has communicated plans to continue scaling this offering across its fleet, with 24 new deployments planned for next year. Additionally, Precision has 15 AlphaApps either commercialized or nearing the final stages of development.

2019 Strategic Priorities	2019 Results

Generate strong free cash flow to reduce debt.

▪   2019 target of $100 million to $150 million debt repayment.

▪   Long-term target of $400 million to $600 million debt repayment, by year-end 2021 (inclusive of 2018 debt repayments).

By mid-year Precision increased its 2019 debt repayment target to $200 million. We ended the year with a total of $205 million of debt reduction, exceeding the high end of our original targeted range by $55 million.

Including 2018 repayments, have reduced debt by $380 million, nearing the low end of our long-term $400 million to $600 million targeted range just two years into the four-year plan.

Significant cash generation has provided financial flexibility to utilize our Normal Course Issuer Bid (NCIB) to repurchase and cancel approximately 16 million shares for $26 million.

Ended the year with a reported cash balance of $75 million and completed a one-year extension of US$500 million Senior Credit Facilities, now maturing November 2023.

Divested non-core assets for cash proceeds of approximately $91 million.

Reduced G&A expenses. Anticipating 2020 G&A run-rate to be less than $90 million before stock-based expenses.

Reduced interest expense from 2019 debt repayments with annual interest savings in 2020 expected to be approximately $13 million.

Maximize financial results by leveraging our High Performance, High Value Super Series fleet and scale with disciplined cost management.

Based on average daily land drilling rigs working, sustained highest market share on record in the U.S. and Canada averaging 8% and 28%, respectively, in 2019.

U.S. contract drilling margins (revenue less operating costs) were up 19% compared to prior year. Generated strong cash flow in Canada and International margins remained stable.

Significant improvement with Completions and Production Services segment, posting a 62% increase in Adjusted EBITDA compared to prior year.

Revenue was $1,541 million which was in line with 2018 as stable activity and improved day rates in the U.S. were offset by lower activity in Canada.

Adjusted EBITDA in 2019 was $392 million, 5% higher than 2018 despite a significant decrease in industry activity in the Canadian market.

Full-scale commercialization of our AlphaAutomation, AlphaApps and AlphaAnalytics.

Ended the year with a total of 34 AlphaAutomation systems deployed in the field, plus both of our training rigs located in Nisku and Houston.

Achieved full commercialization of AlphaAutomation in November, with systems deployed achieving over 90% utilization and earning commercial rates.

Drilled over 1,100 wells since roll-out of AlphaAutomation technology, which includes more than 600 wells drilled in 2019.

At year-end, Precision had 15 drilling AlphaApps either commercialized or in final stages of development.

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2019 Achievements

Organizational Development

Employee training, performance management and talent management

Operational initiatives with customers

Mr. Neveu has continued to drive our comprehensive competency and training programs as well as performance and talent management processes. He has overseen several initiatives that assisted our efforts in helping our customers meet their environmental objectives. Additionally, Mr. Neveu has participated and spoke at various Safety Stand Down events.

Investment Community

Engagement and investor updates

We strive to align shareholder interests with our strategic objectives. Considering the state of the industry, Mr. Neveu’s high-touch philosophy of shareholder engagement with the investment community was demonstrated by his participation in over 181 face-to-face meetings with investors in 2019.

Industry and Community Involvement

Government relations (Alberta)

Non-profit boards

Speaking engagements

Mr. Neveu serves on the advisory council for the University of Calgary’s School of Public Policy. He was appointed Chairman of the International Association of Drilling Contractors (IADC) in January 2019. He also participated as a panelist or keynote speaker at: IADC Drilling Onshore/Offshore Conference and Exhibit, IADC World Drilling Conference, IADC Health, Safety, Environment & Training Conference, IADC Houston Chapter Luncheon, Canadian Association of Oilwell Drilling Contractors Luncheon, Schlumberger Software Integrated Solutions Global Forum, Society of Petroleum Engineers Annual Technology Conference and Exhibition.

Community Involvement

Mr. Neveu has overseen continued community involvement through various contributions and corporate donations. The company initiated its “Precision Cares” committee that actively coordinates local fundraising and volunteering efforts in the areas we operate.

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2019 CEO Compensation

Mr. Neveu’s targeted total direct compensation for 2019 is slightly below the median (50th percentile) of our 2019 Compensation Peer Group, which aligns with our stated philosophy of targeting the median based on the executive’s experience and performance among other things.

2019 Pay Mix

The graph below shows the breakdown of Mr. Neveu’s total direct compensation for 2019 in Canadian dollars as reported in the summary compensation table on page 85.

Base Salary

All of our executive team is located in our Houston, Texas office, including Mr. Neveu. In 2016, the Board determined that Precision’s long-term growth strategy would be better served by relocating the CEO to Houston and increasing his focus on our U.S. and international operations. As a result, Mr. Neveu relocated to Houston as of March 1, 2016, and the Board decided to adjust the CEO’s base salary to align with the median of our Compensation Peer Group, but to do so over a two-year period because of the challenging conditions facing the industry and to pay the CEO in U.S. dollars. In 2016, Mr. Neveu’s base salary was adjusted to US$670,000 and then to US$800,000 in March 2017 as the second step to align with the median of our Compensation Peer Group, which coincided with the beginning of Mr. Neveu’s tenth year as CEO at Precision.

The Board made no adjustments to the CEO’s base salary in 2018 or 2019 and in 2020, in response to current market conditions, the CEO voluntarily agreed to a 20% base salary reduction.

Short-term Incentive

Mr. Neveu received a 2019 STIP payout of US$905,600 that was based on his targeted award (100% of base salary, the same target as in previous years and consistent with our current practice) and the Board’s assessment of our corporate performance and Mr. Neveu’s individual performance in 2019. Our 2019 corporate performance score was calculated at 98.20%, which includes the Corporate Modifier of -5.00% applied by the Board. The Board rated Mr. Neveu’s individual performance as Solid based on the execution of strategic objectives that were set out at the beginning of the year by the company and Board.

Long-term Incentive

Mr. Neveu’s targeted 2019 LTIP grant was US$3,200,000, which represents the same multiple of base salary as in prior years. His LTIP grant was allocated 70% PSUs, 20% RSUs and 10% stock options. In 2018, his LTIP award was allocated 70% PSUs and 30% stock options. From 2014 to 2017, his LTIP award was allocated 60% PSUs and 40% stock options, and 50/50 prior to that.

Mr. Neveu has not realized any value from his stock option awards since 2012. As of December 31, 2019, all of his vested options were under water. Since 2009, Mr. Neveu has had 643,400 options expire with no value realized.

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Five Year Compensation Lookback

The following table displays the targeted total direct compensation (base salary + targeted STIP + targeted LTIP) of the CEO as compared to the total actual or “realized” compensation received during the previous five years.

Total Direct Compensation	2015 (Cdn$)	2016 (US$)	2017 (US$)	2018 (US$)	2019 (US$)
Target base salary(1)	$ 725,000	$ 670,000	$ 800,000	$ 800,000	$ 800,000
Targeted STIP	$ 725,000	$ 670,000	$ 800,000	$ 800,000	$ 800,000
Targeted LTIP	$ 2,926,507	$ 2,354,036	$ 3,179,136	$ 3,220,884	$ 3,199,907
Total target compensation	$ 4,376,507	$ 3,694,036	$ 4,779,136	$ 4,820,884	$ 4,799,907
Base salary earned(2)	$ 752,885	$ 637,756	$ 751,885	$ 800,000	$ 800,000
Realized STIP award(3)	$ 482,524	$ 415,179	$ 618,437	$ 1,109,840	$ 905,600
Realized LTIP award(4)	$ 1,198,127	$ 1,482,257	$ 652,271	$ 379,655	$ 463,606
Total realized compensation	$ 2,433,536	$ 2,535,192	$ 2,022,593	$ 2,289,495	$2,169,206
Realized compensation as % of target compensation	56%	69%	42%	47%	45%

 Note:

(1)	When Mr. Neveu relocated to Houston, his base salary was adjusted to US$670,000 on March 1, 2016, and US$800,000 on March 1, 2017.
(2)	Mr. Neveu’s 2015 base salary reflects 27 pay periods (instead of 26) because the last pay in our 2015 Canadian payroll calendar was on December 31.
(3)	Realized STIP award represents the actual payout received within each year based on the performance of predetermined financial, operational, and individual metrics.
(4)

Realized LTIP award represents the actual payout received from the vesting of a previous grant of PSUs (three years prior), one-third of the 2019 grant of RSUs and the value of any exercised stock options within each year reported.

Targeted Versus Realized and Realizable Compensation

Over the past five years, Mr. Neveu had an average realized and realizable total direct compensation of $2,981,391, representing 53% of the average value of his targeted compensation. This is due to our stock option awards being under water as of December 31, 2019, and the realized value of the PSUs which are tied to our share performance, highlighting the variable/ at-risk nature of the CEO’s compensation. With his average targeted total direct compensation below the median of the market from 2015 to 2019 (approximately the 47th percentile), the average realized pay translates to the 23rd percentile of the targeted total direct compensation for our Compensation Peer Group.

Notes:

(1) Average of base salary earned, target bonus, and target long-term incentive values from 2015 through 2019.

(2)  Average of base salary earned, realized or actual STIP payout received, and long-term incentives using the grant date fair value from 2015 through 2019 as disclosed in the Summary Compensation Table on page 85.

(3)  Average of base salary earned, realized or actual STIP payout received, the value of vested/exercised long-term incentive awards, and the estimated current value of unvested/unexercised long-term incentive awards granted from 2015 through 2019:

∎   vested/exercised stock options and PSUs are valued at time of vesting or exercise

∎   unvested/unexercised stock options are valued using $1.81, the closing price of Precision shares on the TSX on December 31, 2019 (US$1.40 on the NYSE)

∎   unvested/unexercised PSUs are valued using $1.87, the volume weighted average price of Precision shares for the five trading days prior to December 31, 2019 on the TSX (US$1.43 on the NYSE), and a performance multiplier of 0.72x for 2015, 0.44x for 2016, 0.80x for 2017 and 1.0x (target) for 2018 and 2019. PSUs include reinvestment of additional units received as dividend equivalents.

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Perquisites

Mr. Neveu’s perquisites include a leased vehicle, parking, a housing allowance, tax preparation services, an executive health program, the employer portion of benefit premiums, the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

The Board approved a $50,000 annual housing allowance to recognize the significant proportion of time the CEO is required to spend in both Houston and Calgary on Precision business. The allowance compensates Mr. Neveu for maintaining his own secondary residence in Calgary, which is more cost-effective for Precision than paying for hotel accommodations, meals and other related expenses when he is there for Precision business. The HRCC sought independent advice from our independent consultant before recommending the allowance to the Board for approval.

Share Ownership (as of March 25, 2020)

As CEO, Mr. Neveu is required to hold five times his annual base salary while the other NEOs aim for two times their base salary. We calculate share ownership based on the actual purchase cost or the current market value of our shares (whichever is higher). Mr. Neveu’s actual purchase cost for Precision shares is $7,941,052.

Number of Precision shares	Market Value (1)	Meets Share Ownership Target (2)
1,195,127	$549,758	Yes, holds 5 times his base salary

Notes:

(1)	The market value of Mr. Neveu’s shares are based on $0.46, the closing price of Precision shares on the TSX on March 25, 2020.
(2)

Share ownership targets are calculated using the actual purchase cost or market value, whichever is higher. Mr. Neveu’s share ownership multiple was calculated by converting his base salary to Canadian dollars using the March 25, 2020 exchange rate.

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Share Performance

The graph below shows our TSR over the last five years, assuming $100 was invested in Precision shares on December 31, 2014 and dividends were reinvested over the same period. It compares Precision’s TSR to the total shareholder return of the S&P/TSX Composite Index, the S&P/TSX Equal Weight Oil & Gas Index, and the median TSR of our 2019 PSU Performance Peer Group.

as December 31	2014	2015	2016	2017	2018	2019
Precision (PD: TSX)	$100	$81	$108	$56	$35	$27
S&P/TSX Composite	$100	$89	$104	$111	$98	$117
S&P/TSX Equal Weight Oil & Gas Index	$100	$72	$98	$86	$63	$70
2019 PSU Performance Peer Group	$100	$73	$120	$93	$53	$34

Notes:

(1)  Our 2019 PSU Performance Peer Group consisted of 17 companies with similar business operations that we compete with for investors. The TSR shown in the graph above assumes our same PSU Performance Peer Group for all previous years (see page 78 for details about our 2019 PSU Performance Peer Group).

Cost of Management

The table below compares our adjusted EBITDA to the total compensation paid to our NEOs for the last five years. Total compensation paid to NEOs has increased over the past five years due to: the depreciation of the Canadian dollar against the U.S. dollar from 2014 to 2016; our stronger financial and operational performance in 2014; a one-time payment in 2015 to Mr. Strong following his departure from Precision (paid in accordance with the terms of his employment agreement); the increase in Mr. Neveu’s base salary in 2016 and 2017, which was paid in U.S. dollars; and, the one-time sign-on grant of RSUs to Mr. Goraya in 2018.

($ in millions)	2015	2016	2017	2018	2019
Total compensation cost	$13.2	$11.2	$11.4	$14.8	$15.2	Average cost of
Adjusted EBITDA	$473.9	$228.1	$304.9	$375.1	$391.9	management ratio:
Cost of management ratio	2.78%	4.91%	3.74%	3.95%	3.88%	3.85%

The cost of management ratio includes the following NEOs:

2015: Kevin Neveu, Robert McNally, Douglas Strong, Gene Stahl and Niels Espeland

2016: Kevin Neveu, Carey Ford, Gene Stahl, Doug Evasiuk, and Grant Hunter

2017: Kevin Neveu, Carey Ford, Gene Stahl, Doug Evasiuk, and Grant Hunter

2018: Kevin Neveu, Carey Ford, Gene Stahl, Shuja Goraya and Veronica Foley

2019: Kevin Neveu, Carey Ford, Gene Stahl, Veronica Foley and Darren Ruhr

There is no direct correlation between TSR and total cash compensation awarded to our NEOs because base salary and the short-term incentive plans are not based on share performance. The value realized from our LTIP awards is correlated to our TSR because the value is directly tied to the value of Precision shares, which is aligned with shareholder interests. For more information, see 2019 Long-term Incentive Awards on page 77 for more information.

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2019 Compensation Details

Summary Compensation Table

The table below shows the total compensation paid or awarded to each NEO in the last three years ending December 31. All amounts are in Canadian dollars.

(as at December 31, 2019)					Non-equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)(1)	Share-based Awards ($)(2)	Option-based Awards ($)(2)(3)	Annual Incentive Plan ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)(7)
Kevin A. Neveu	2019	1,061,360	3,769,285	419,533	1,201,460	–	189,592	6,641,230
President and CEO	2018	1,037,280	2,750,701	1,244,719	1,439,019	–	199,330	6,671,049
	2017	976,398	2,502,094	1,705,450	803,102	–	232,080	6,219,123
Carey Ford	2019	541,855	1,178,077	131,085	461,981	–	110,906	2,423,904
Senior Vice President	2018	489,417	851,883	299,775	539,430	–	116,748	2,297,253
and CFO	2017	437,004	664,619	452,624	268,752	–	136,781	1,959,779
Gene C. Stahl	2019	563,844	1,060,167	117,945	478,703	–	104,722	2,325,381
Chief Marketing Officer	2018	541,280	828,749	291,679	596,311	–	109,599	2,367,618
	2017	488,229	547,333	372,649	300,149	–	153,690	1,862,051
Veronica Foley	2019	468,886	824,603	91,822	400,031	–	57,657	1,842,999
Senior Vice President,	2018	419,501	598,767	210,712	462,369	–	60,655	1,752,005
General Counsel and Corporate Secretary	2017	371,724	390,952	266,129	228,841	–	58,939	1,316,585
Darren Ruhr	2019	414,175	824,603	91,822	361,728	7,442	263,344	1,963,114
Chief Administrative	2018	382,484	621,945	213,501	419,480	14,645	48,763	1,700,818
Officer	2017	364,210	395,200	247,709	216,860	13,115	50,922	1,288,016

Notes:

(1)   2019 base salaries for the NEOs were paid in U.S. dollars and converted to Canadian dollars using an average exchange rate of 1.3267.

Mr. Neveu’s base salary was adjusted to US$800,000 in March 2017 to align with the median of our Compensation Peer Group. No adjustment was made to his base salary in 2018 or 2019.

Mr. Stahl assumed the position of Chief Marketing Officer on July 3, 2019. Prior to assuming his new role, Mr. Stahl served as the President, Drilling Operations.

(2)   Share-based awards represent the grant date fair value of PSU awards, and option-based awards represent the grant date fair value of the option awards. U.S. dollar amounts were converted to Canadian dollars using the following exchange rates:

2019 awards: 1.3088 (February 1, 2019 for PSUs and RSUs) and 1.3145 (February 22, 2019 for stock options)

2018 awards: 1.2293 (January 31, 2018 for PSUs and RSUs) and 1.2659 (February 23, 2018 for stock options)

2017 awards: 1.3030 (January 31, 2017 for PSUs and RSUs) and 1.3792 (February 17, 2017 for stock options).

(3)	The grant date fair value of options in the last three years is based on the following values, as calculated by our independent consultant:
	2019 Options		2018 Options		2017 Options
Assumptions	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
Share price	$3.40	US$2.56	$4.35	US$3.44	$7.60	US$5.57
Expected life (years)	5	5	5	5	5	5
Risk free rate of return	2.2%	2.8%	1.6%	2.1%	0.7%	1.3%
Volatility (capped at 50%)	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Black-Scholes multiple	45.4%	46.6%	44.7%	45.4%	43.4%	44.3%
Black-Scholes value	$1.54	US$1.19	$1.94	US$1.56	$3.30	US$2.47

The weighted average accounting fair value of all options granted and disclosed in our financial statements is $1.17, estimated on the grant date using the Black-Scholes option pricing model and the following assumptions:

▪	an average risk-free interest rate of 1%
▪	an average expected life of 4 years
▪	an expected forfeiture rate of 5%
▪	expected volatility of 50%.

The Black-Scholes model is a widely accepted model for valuing stock options and is consistent with the approach used by our independent consultant in determining market competitive compensation levels. Both sets of values are derived using the Black-Scholes model but with slightly different assumptions. For compensation purposes, the assumptions were based on our independent consultant’s standard methodology, which allows us to ensure an accurate comparison to the data we use for benchmarking.

(4)   Annual incentive plan is the annual cash bonus (STIP) earned for the year and based on performance criteria for that year and reward is paid in March of the following year.

(5)   Pension value represents Precision’s matching contributions under the defined contribution pension plan.

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(6)   Perquisites totaled more than $50,000 for each NEOs and include the following:

Mr. Neveu: a leased vehicle, parking, a housing allowance, tax preparation services, an executive health program, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan. The $50,000 housing allowance for 2017, 2018 and 2019 was approved by the Board in recognition of the significant proportion of time Mr. Neveu is required to spend in both Houston and Calgary on Precision business. The HRCC sought independent advice from our independent consultant before recommending the housing allowance to the Board for review and approval. The housing allowance compensated Mr. Neveu for maintaining his own secondary residence in Calgary, which was more cost-effective for Precision than paying for hotel accommodations, meals and other related expenses.

Mr. Ford: a leased vehicle, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

Mr. Stahl: an annual vehicle allowance, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

Ms. Foley: a leased vehicle, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan.

Mr. Ruhr: a leased vehicle, parking, tax preparation services, annual club and membership dues, the employer portion of benefit premiums, and the employer portion contribution to the 401(k) and Employee Stock Purchase Plan. In addition, Mr. Ruhr relocated to Houston from Calgary in July 2019. His relocation costs have been included in the All Other Compensation section above.

All perquisite values were based on the total cost to Precision.

(7)   Compensation for the NEOs for 2018 and 2017 was converted to Canadian dollars using the average exchange rate of 1.2966 and 1.2986, respectively.

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Equity-based Compensation

Outstanding Option-based Awards and Share-based Awards

The table below show the outstanding option-based and share-based awards for each NEO as of December 31, 2019.

	Option-based Awards							Share-based Awards
Named Executive	Year	Number of Shares Underlying Unexercised Options (#)	Option Exercise Price		Option Expiration Date	Value of Unexercised in-the- money Options ($)(1)	Plan	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Awards that have not Vested ($)(1)(2)	Market or Payout Value of Vested Share-based Awards not Paid Out or Distributed ($)
Kevin Neveu	2019	268,200	$	US2.56	Feb 25, 2026	–	PSU	1,148,700	$2,088,222	–
President	2019						RSU	328,200	$596,635
and CEO	2018	630,300	$	US3.44	Feb 23, 2025	–	PSU	606,400	$1,102,375	–
	2017	500,800	$	US5.57	Feb 17, 2024	–	PSU	332,800	$604,997	–
	2016	686,000	$	US3.21	Feb 23, 2023	–		–	–	–
	2015	585,700		$7.32	Feb 11, 2022	–		–	–	–
	2014	320,800		$10.15	Feb 12, 2021	–		–	–	–
	2013	373,000		$9.02	Feb 13, 2020	–		–	–	–
Total		3,364,800				–		2,416,100	$4,392,229	–
Carey Ford	2019	83,800	$	US2.56	Feb 25, 2026	–	PSU	359,000	$652,626	–
Senior Vice	2019						RSU	102,600	$186,517
President and	2018	151,800	$	US3.44	Feb 23, 2025	–	PSU	150,200	$273,049	–
CFO	2018						RSU	25,067	$45,569	–
	2017	133,000	$	US5.57	Feb 17, 2024	–	PSU	88,400	$160,702	–
	2016	58,500	$	US5.02	May 9, 2023	–		–	–	–
	2016	87,800	$	US3.21	Feb 23, 2023	–		–	–	–
	2015	80,100	$	US5.79	Feb 11, 2022	–		–	–	–
	2014	39,500	$	US9.18	Feb 12, 2021	–		–	–	–
	2013	40,600	$	US8.99	Feb 13, 2020	–		–	–	–
Total		675,100				–		725,267	$1,318,463	–
Gene Stahl	2019	75,400	$	US2.56	Feb 25, 2026	–	PSU	323,100	$587,363	–
Chief Marketing	2019						RSU	92,300	$167,792
Officer	2018	147,700	$	US3.44	Feb 23, 2025	–	PSU	146,200	$265,777	–
	2018						RSU	24,334	$44,237	–
	2017	109,500	$	US5.57	Feb 17, 2024	–	PSU	72,800	$132,343	–
	2016	204,800	$	US3.21	Feb 23, 2023	–		–	–	–
	2015	186,800	$	US5.79	Feb 11, 2022	–		–	–	–
	2014	92,100	$	US9.12	Feb 12, 2021	–		–	–	–
	2013	113,600	$	US8.99	Feb 13, 2020	–		–	–	–
Total		929,900				–		658,734	$1,197,512	–
Veronica Foley	2019	58,700	$	US2.56	Feb 25, 2026	–	PSU	251,300	$456,838	–
Senior Vice President,	2019						RSU	71,800	$130,525
General Counsel and	2018	106,700	$	US3.44	Feb 23, 2025	–	PSU	105,600	$191,970	–
Corporate Secretary	2018						RSU	17,600	$31,995	–
	2017	78,200	$	US5.57	Feb 17, 2024	–	PSU	52,000	$94,531	–
	2016	25,600	$	US3.21	Feb 23, 2023	–		–	–	–
	2016	11,000	$	US5.02	May 9, 2023	–		–	–	–
	2015	23,400	$	US5.79	Feb 11, 2022	–		–	–	–
Total		303,600				–		498,300	$905,859	–
Darren Ruhr	2019	58,700	$	US2.56	Feb 25, 2026	–	PSU	251,300	$456,838	–
Chief Administrative	2019						RSU	71,800	$130,525
Officer	2018	109,800		$4.35	Feb 23, 2025	–	PSU	108,400	$196,204	–
	2018						RSU	18,067	$32,701	–

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	2017	78,200	$7.30	Feb 17, 2024	–	PSU	52,000	$94,120	–
	2016	111,800	$4.46	Feb 23, 2023	–		–	–	–
	2015	114,900	$7.32	Feb 11, 2022			–	–	–
	2014	50,400	$10.15	Feb 12, 2021	–		–	–	–
	2013	64,900	$9.02	Feb 13, 2020	–		–	–	–
Total		588,700			–		501,567	$910,388	–
Notes:

(1)

Values of the option-based and share-based awards granted to Mr. Neveu from 2013 to 2015 and Mr. Ruhr from 2013 to 2018 are based on $1.81, the closing price of Precision shares on the TSX on December 29, 2019. Values of the option-based and share-based awards granted to Mr. Ford, Mr. Stahl, and Ms. Foley from 2013 to 2019, Mr. Neveu from 2016 to 2019 and Mr. Ruhr for 2019 are based on US$1.40, the closing price of Precision shares on the NYSE on December 31, 2019 and were converted to Canadian dollars using the December 31, 2019 exchange rate of 1.2985.

(2)	The value of all PSU awards assumes a payout multiplier of 1.0x. PSUs may vest between 0% and 200% based on performance, see “More About PSU Awards” on page 78.

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Value Vested or Earned During the Year

The table below shows the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation (2019 STIP award) for each NEO during the year ended December 31, 2019.

Named Executive	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
Kevin Neveu	—	613,536	1,201,460
Carey Ford	—	191,837	461,981
Gene Stahl	—	165,211	478,703
Veronica Foley	—	121,348	400,031
Darren Ruhr	—	121,173	361,728

Notes:

(1)  No option-based awards were in-the-money on the vesting date.

(2)  Share-based awards – For the CEO and other NEOs, the value vested includes the 2017 PSU payout based on the volume weighted average price of Precision shares for the five trading days prior to the January 31, 2020 vesting date, of $1.63 on the TSX for Canadian units, and $1.24 on the NYSE for U.S. units. The PSU multiplier was 0.80x as determined by the Board and paid in cash. For Mr. Ford, Mr. Stahl, Ms. Foley, and Mr. Ruhr, the value vested also includes the second tranche of the 2018 RSU payout based on the volume weighted average price of Precision shares for the five trading days prior to the January 31, 2020 vesting date, of $1.63 on the TSX for Canadian units, and $1.24 on the NYSE for U.S. units. For the CEO and other NEOs, the value vested also includes the first tranche of the 2019 RSU payout based on the volume weighted average price of Precision shares for the five trading days prior to the February 1, 2020 vesting date, of $1.62 on the TSX for Canadian units, and $1.22 on the NYSE for U.S. units. Amounts were converted to Canadian dollars using the January 31, 2020 exchange rate of 1.3234.

(3)  Amounts for the non-equity incentive plan compensation (STIP awards) were converted to Canadian dollars using the 2019 average exchange rate of 1.3267.

Total Options Exercised During the Year (Supplemental Table)

The table below shows the options exercised by the NEOs in 2019 and the value realized.

Named Executive	Number of Options Exercised in 2019 (#)	Grant Value ($)	Value Realized ($)	Gain/Loss (%)
Kevin Neveu	—	—	—	—
Carey Ford	—	—	—	—
Gene Stahl	—	—	—	—
Veronica Foley	—	—	—	—
Darren Ruhr	—	—	—	—

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Equity Incentive Plan Information

Securities Authorized for Issue Under Equity Compensation Plans

The table below provides details about the equity securities authorized for issue under our compensation plans as of December 31, 2019:

Type of Plan	Number of Shares to be Issued upon Exercise of Outstanding Equity-based Awards and DSUs (#)	Weighted Average Exercise Price of Outstanding Equity-based Awards ($)	Number of Shares Remaining Available for Future Issue Under Equity Compensation Plans (#)
Equity compensation plans approved by shareholders
1. Omnibus Plan (1)(2)(3)(4)	16,499,834	6.55	69,300
2. Old DSU plan	93,173	—	265,393
3. New DSU plan	1,792,254	—	980,744
Equity compensation plans not approved by shareholders	—	—	—
Total	18,385,261		1,315,437

Notes:

(1)

RSUs and PSUs granted under the Omnibus Plan, which was adopted in 2017, may be settled in common shares issued from treasury and are included in the calculation of the Number of Shares to be Issued upon Exercise of Outstanding Equity-based Awards, using a 1.0x payout multiplier for PSUs (see More about PSU Awards on page 77).

(2)	Stock options will only be granted under the Omnibus Plan going forward. 16,499,834 includes options outstanding under the stock option plan.
(3)

The number of shares available for future issuance under the Omnibus Plan as the total plan limit (17,887,570) less the number of options and common shares issuable on exercise of outstanding options under our stock option plan and the number of common shares issuable on exercise/vesting, as applicable, of options and RSUs and PSUs, as applicable, under our Omnibus Plan.

(4)

The Omnibus Plan includes a sub-limit for share issuances for PSUs, RSUs and bonuses. The maximum aggregate number of shares that are issuable for PSUs, RSUs and bonuses is 5,278,000 in a one-year period.

Granting Stock Options and Awards

As of December 31, 2019, we had 277,299,804 shares outstanding and 16,499,834 Precision shares reserved for issue under our stock option plan and Omnibus Plan. We have several limitations under the plan to mitigate risk:

Plan Limits (within the Fixed Maximum of 17,887,570 Common Shares)	as a % of the Shares Outstanding
Maximum number of shares that may be issued in a one-year period under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	5%
Maximum number of shares that may be issued to a single participant under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	2%
Maximum number of shares outstanding that may be: (i) issued to insiders (as a whole) in a one-year period, or (ii) issuable to insiders at any time in each case, under the Omnibus Plan alone or when combined with all other security-based compensation arrangements	10%
2019 burn rate	1.73%

The table below provides details about award grants under the stock option plan and Omnibus Plan for the last three fiscal years.

(as at December 31)	2019		2018		2017
Measure of dilution	# of Equity-based Awards	% of shares outstanding(1)	# of Equity-based Awards	% of shares outstanding(1)	# of Equity-based Awards	% of shares outstanding
Annual grant – the total number of awards granted under the plans each year	4,810,900	1.65%	4,142,250	1.41%	1,543,000	0.53%
Equity-based awards outstanding – the total number of awards outstanding (including the annual grant) under the plans at the end of each year	16,499,834	5.67%	12,798,806	4.36%	10,458,981	3.57%
Equity-based awards available for grant – the number of awards remaining in the reserve approved by shareholders and available for grant under the plans at the end of each year	69,300	0.02%	3,770,328	1.28%	6,110,153	2.08%
Overhang – the number of awards outstanding plus the number of awards remaining in reserve approved by shareholders and available for future grants	16,569,134	5.70%	16,569,134	5.64%	16,569,134	5.65%

Notes:

2020 Management Information Circular	93

(1)  RSUs and PSUs granted under the Omnibus Plan, which was adopted in 2017, may be settled in common shares issued from treasury and are included in the calculation of burn rates using a 1.0x payout multiplier for PSUs (see More about PSU Awards on page 78). Stock options will only be granted under the Omnibus Plan going forward. Percentage of shares outstanding is calculated using the weighted average outstanding shares for the year-ended December 31.

.

About the Stock Option Plan and Omnibus Plan

There have been 16,499,834 options, PSUs and RSUs issued under our stock option plan and our Omnibus Plan, representing 5.95% of the issued and outstanding common shares (assuming each option, PSU and RSU is converted into one common share), and 1,792,254 DSUs under the current DSU plan, representing 0.65% of the outstanding common shares (assuming each DSU is converted into one common share). The burn rate for our DSU plan was 0.27% in 2019, 0.16% in 2018, and 0.11% in 2017.

The Board can amend or terminate the stock option plan at any time without shareholder approval. Shareholders must, however, approve the following changes:

▪	increasing the number of Precision shares reserved for issue under the stock option plan
▪	reducing the exercise price of a stock option
▪	extending the term of a stock option
▪	increasing any limit in our stock option plan on grants to insiders
▪	adding any form of financial assistance by Precision for the exercise of options
▪	changing the amending provisions of the stock option plan
▪	granting the Board additional powers to amend the plan or any option without shareholder approval.

Any change made will not affect any rights that have already accrued to option holders.

Neither the Board nor security holders can alter or affect the rights of a participant under an award previously granted in a negative way without the consent of that participant, except as required by law or as set out in the Omnibus Plan. See Termination and Change of Control on page 96 for a summary of the effect on employee’s termination for or without cause will have on options, PSUs and RSUs.

The Board can amend or terminate the Omnibus Plan at any time without shareholder approval, subject to applicable law (including the policies of the TSX) that require the approval of security holders or any governmental or regulatory bodies. Shareholders must, however, approve the following changes:

▪	increasing the maximum number of common shares issuable under the Omnibus Plan, other than to adjust for stock dividends, stock splits, mergers and other similar transactions
▪	increasing the length of the period after a blackout period when stock options may be exercised
▪	to make an amendment that would result in the exercise price for any stock option granted under the Omnibus Plan to be lower than the fair market value on the grant date
▪	to allow non-employee directors to participate under the Omnibus Plan
▪	to remove or exceed the limit of insiders participating in the Omnibus Plan
▪

to reduce the exercise price of a stock option, or to allow the cancellation and reissuance of an option or other entitlement, other than for stock dividends, stock splits, mergers and other similar transactions

▪

to extend the term of a stock option beyond the original expiry date (except to allow a holder to exercise an option within 10 business days following a blackout period if the option expired during or within 10 business days following a blackout period)

▪	to change the amendment provisions
▪	to allow awards under the Omnibus Plan to be transferred or assigned, other than for normal estate settlement purposes
▪	to make amendments that require approval by security holders under applicable law (including the rules, regulations and policies of the TSX).

The HRCC administers the Omnibus Plan unless the Board designates another committee to interpret, implement or administer the plan from time to time.

As plan administrator, the HRCC may:

▪	establish, amend or repeal administrative rules and regulations or forms or documents relating to the operation of the Omnibus Plan
▪	correct any defects, omissions or inconsistencies in the Omnibus Plan as the HRCC deems necessary
▪	seek recommendations from the Chair of the Board or the CEO about any administrative matters relating to the Omnibus Plan.

Subject to applicable law, the HRCC may delegate certain duties and powers relating to the Omnibus Plan to a director, officer or employee of Precision as it sees fit.

The HRCC may also appoint or engage a trustee, custodian or administrator to administer or implement the Omnibus Plan. Any decision by the Board or the HRCC relating to the administration and interpretation of the Omnibus Plan is final and binding on the plan participants.

2020 Management Information Circular	94

Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision shares are listed or traded, the Board may amend or terminate the new DSU plan at any time, without shareholder approval, provided that any amendment of the new DSU plan shall be such that the new DSU Plan and any new DSUs continuously meet the requirements of paragraph 6801(d) of the regulations to the Income Tax Act (Canada).

Also, unless required by applicable law or the affected Directors’ consent, no amendment may adversely affect the rights of Directors with respect to new DSUs to which the Directors are then entitled under the new DSU plan. If the new DSU plan is terminated, all new DSUs already granted will continue to exist and be redeemed in accordance with the new DSU plan, until no further new DSUs remain outstanding. However, no additional new DSUs shall be granted after termination of the new DSU plan. Subject to the rules, regulations and policies of the TSX and any other stock exchange on which the Precision Shares are listed or traded, the old DSU plan may be amended or terminated at any time by the Board, except as to rights already accrued thereunder.

Pension Benefits

The table below outlines the change in value of the Canadian defined contribution pension plan (DCPP) holdings of Mr. Neveu, Mr. Stahl and Mr. Ruhr during 2019. Mr. Neveu stopped participating in the DCPP upon his relocation to Houston, Texas on March 1, 2016, Mr. Stahl stopped participating in the DCPP upon his relocation to Houston, Texas on March 1, 2010 and Mr. Ruhr stopped participating in the DCPP upon his relocation to Houston, Texas on May 11, 2019. As Mr. Ford and Ms. Foley have only been U.S. employees, they did not participate in the DCPP prior to or during 2019.

Named Executive	Accumulated Value at Start of Year ($)	Compensatory(1) ($)	Non-Compensatory(2) ($)	Accumulated Value at Year End ($)
Kevin Neveu	399,011	—	94,800	493,811
Gene Stahl	317,012	—	55,432	372,444
Darren Ruhr	618,850	7,422	141,784	768,056

Notes: (1) Represents employer contributions during 2019. (2) Includes employee contributions, interest on the accrued obligation at the start of the year, and investment gains and losses.

Termination and Change of Control

Employment Agreements

We have an employment agreement with each NEO. Each agreement is for an indefinite period of time and provides a summary of benefits, if any, to be received by the executive if employment is terminated for any reason (other than for cause), including retirement, death, disability, termination without cause and constructive dismissal. Terms of the agreements are based on competitive practices and include non-solicitation and confidentiality provisions to protect Precision’s interests. Any entitlements issued under our incentive plans are governed by the terms and conditions of the applicable plan. Short-term and long-term incentive awards do not automatically vest when there is a change of control. If there is a change of control and our shares are converted to or exchanged for securities of another entity, any outstanding long-term incentive awards are substituted or replaced with equivalent value in the continuing entity, on substantially the same terms.

If, however, replacement stock options:

▪	are not provided
▪	would give rise to adverse tax results to option holders
▪	are granted by a continuing entity that is not publicly traded, or
▪	is not practicable, as determined by our Board

then the outstanding stock options vest and may be exercised in certain conditions.

2020 Management Information Circular	95

These replacement stock options may vest immediately if the participant is terminated without cause or constructively dismissed within 180 days following the change of control.

Component	Resignation	Retirement	Termination with Cause	Termination without Cause/ Constructive Dismissal	Change of Control (without Constructive Dismissal)	Disability or Death
Base Salary	∎ salary ends	∎ salary ends	∎ salary ends	CEO ∎ lump sum payment equal to 24 months of base salary as of the termination date Other NEOs ∎ lump sum payment equal to 18 months of base salary as of the termination date	∎ no trigger	∎ salary ends
Short-term Incentive Plan	∎ award is forfeited	∎ award is forfeited	∎ award is forfeited

CEO

∎   an amount equal to two times the STIP target plus an additional pro-rata portion of the STIP award

Other NEOs

∎   an amount equal to 1.5 times the STIP target plus an additional pro-rata portion of the STIP award

					∎ no trigger	∎ prorated, factoring in salary paid to date and the STIP target, subject to Board’s discretion
Restricted Share Units	∎ RSUs are forfeited	∎ RSUs are forfeited	∎ RSUs are forfeited	∎ pro-rata portion of the unvested RSUs as of the termination date will continue to vest in accordance with their terms	∎ no immediate vesting of RSUs	∎ pro-rata portion of the unvested RSUs will continue to vest in accordance with their terms
Performance Share Units	∎ PSUs are forfeited	∎ PSUs are forfeited	∎ PSUs are forfeited

∎   pro-rata portion of the unvested PSUs as of the termination date will continue to vest in accordance with their terms

Termination without cause or constructive dismissal within 180 days following a change of control

∎   pro-rata portion of the unvested PSUs will vest on the termination date based on the level of achievement of the performance conditions up to the termination date

					∎ no immediate vesting of PSUs	∎ pro-rata portion of the unvested PSUs will continue to vest in accordance with their terms
Options	∎ unvested options expire and terminate immediately ∎ vested options may be exercised before the expiry date or within 30 days of the resignation date, whichever is earlier	∎ options continue to vest in accordance with their terms and may be exercised before the expiry date or within 36 months of the retirement date, whichever is earlier	∎ options expire and terminate immediately

Termination without cause

∎   options continue to vest in accordance with their terms and may be exercised before the expiry date or within 30 days of the termination date, whichever is earlier

Constructive dismissal 180 days following a change of control

∎   options immediately vest and may be exercised before the expiry date or within 90 days of the termination date, whichever is earlier

∎ no immediate vesting of options

Disability

∎   options continue to vest in accordance with their terms and may be exercised before the expiry date

Death

∎   options become fully vested and may be exercised within 12 months or before the expiry date, whichever is earlier

2020 Management Information Circular	96

Termination and Change of Control Benefits

The table below shows the estimated incremental payments and benefits each NEO would receive under each termination scenario assuming the termination occurred on December 31, 2019.

Named Executive	Resignation ($)	Retirement ($)	Termination without cause/ constructive dismissal ($)	Constructive dismissal following a change of control ($)	Change of control ($)
Kevin A. Neveu (1)
President and CEO
2 times base salary	—	—	2,077,600	2,077,600	—
2 times STIP target	—	—	2,077,600	2,077,600	—
Restricted share units	—	—	596,635	596,635	—
Performance share units (2)	—	—	3,795,593	3,795,593	—
Options (3)	—	—	—	—	—
Total payment	—	—	8,547,428	8,547,428	—
Carey Ford (1)
Senior Vice President and CFO
1.5 times base salary	—	—	808,316	808,316	—
1.5 times STIP target	—	—	606,237	606,237	—
Restricted share units	—	—	232,086	232,086	—
Performance share units (2)	—	—	1,086,377	1,086,377	—
Options (3)	—	—	—	—	—
Total payment	—	—	2,733,016	2,733,016	—
Gene C. Stahl (1)
Chief Marketing Officer
1.5 times base salary	—	—	827,794	827,794	—
1.5 times STIP target	—	—	620,845	620,845	—
Restricted share units	—	—	212,029	212,029	—
Performance share units (2)	—	—	985,484	985,484	—
Options (3)	—	—	—	—	—
Total payment	—	—	2,646,152	2,646,152	—
Veronica Foley (1)
Senior Vice President, General Counsel and Corporate Secretary
1.5 times base salary	—	—	701,190	701,190	—
1.5 times STIP target	—	—	525,893	525,893	—
Restricted share units	—	—	160,702	160,702	—
Performance share units (2)	—	—	743,339	743,339	—
Options (3)	—	—	—	—	—
Total payment	—	—	2,131,124	2,131,124	—
Darren Ruhr
Chief Administrative Officer
1.5 times base salary	—	—	633,019	633,019	—
1.5 times STIP target	—	—	474,764	474,764	—
Restricted share units	—	—	163,226	163,226	—
Performance share units (2)	—	—	747,162	747,162	—
Options (3)	—	—	—	—	—
Total payment	—	—	2,018,171	2,018,171	—

Notes:

(1)  The amounts for all the NEOs were converted to Canadian dollars using the December 31, 2019 exchange rate of 1.2985.

(2)  PSU values were calculated using the December 31, 2019 closing price of $1.81 on the TSX for Canadian units and US$1.40 on the NYSE for U.S. units, multiplied by the number of units that would have vested. We have assumed a performance multiplier of 1.0x.

(3)  Option values were calculated using the difference between the strike price and the December 31, 2019 closing price of $1.81 on the TSX for Canadian options and US$1.40 on the NYSE for U.S. options, multiplied by the number of vested options on December 31, 2019, including any unvested options that would have immediately vested given the particular trigger.

2020 Management Information Circular	97

D – Other Information	Management Information Circular

Non-GAAP Measures

In this Circular, we refer to non-GAAP measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Funds from Operations (or funds provided by (used in) operations)

We believe that funds provided by (used in) operations, as reported in the Consolidated Statements of Cash Flow, is a useful measure because it gives us, and our investors, an indication of the funds our principal business activities generated prior to consideration of working capital, which is primarily made up of highly liquid balances.

Adjusted EBITDA

We believe that adjusted EBITDA (earnings before income taxes, loss or gain on redemption and repurchase of unsecured senior notes, finance charges, foreign exchange, impairment of property, plant and equipment, impairment of goodwill, and depreciation and amortization), as reported in our Consolidated Statements of Earnings (Loss), is a useful supplemental measure because it gives us, and our investors, an indication of the results from our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange, taxation, and non-cash impairment, decommissioning, depreciation and amortization charges.

Return on Capital Employed

We use the return on capital employed as a performance measure. It does not have a standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of a similar measure presented by other issuers.

Return on capital employed is calculated as earnings before income taxes, finance charges, foreign exchange, impairment of goodwill and loss on asset decommissioning divided by the amount equal to the average total assets less average non-interest-bearing current liabilities for the period. We believe return on capital employed is useful method for measuring the effectiveness of management’s use of Precision’s capital in the generation of earnings.

Loans to Directors and Officers

We (including our subsidiaries) did not have any loans outstanding to our current or nominated directors, executive officers or any of their associates in 2019, or to date in 2020.

We also do not provide financial assistance to our directors to purchase securities under the DSU plan, or to executives or other employees to purchase securities under the stock option plan or any other compensation plan.

For More Information

You can find financial information about Precision in our audited consolidated financial statements and notes and management’s discussion and analysis (MD&A) for the year ended December 31, 2019.

Cautionary Statement about Forward-Looking Information and Statements

We disclose forward-looking information to help current and prospective investors understand our future prospects.

Certain statements contained in this Circular, including statements that contain words such as could, should, can, anticipate, estimate, intend, plan, expect, believe, will, may, continue, project, potential and similar expressions and statements relating to matters that are not historical facts constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, forward-looking information and statements).

Our forward-looking information and statements in this Circular include, but are not limited to, the following:

▪	our outlook on oil and natural gas prices
▪	our expectations about drilling activity in North America and the demand for drilling rigs
▪	our dept repayment plans
▪	our capital expenditure plans for 2020
▪	our reduction in G&A exports anticipated in 2020
▪	anticipated effects of the Share Consolidation, and
▪	our reduction in annualized interest expense for 2020.

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The forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:

▪	our ability to react to customer spending plans as a result of changes in oil and natural gas prices
▪	the status of current negotiations with our customers and vendors
▪	customer focus on safety performance
▪	existing term contracts are neither renewed or terminated prematurely
▪	continued market demand for Tier 1 rigs
▪	our ability to deliver rigs to customers on a timely basis
▪	the general stability of the economic and political environment in the jurisdictions we operate in, and
▪	the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

▪	volatility in the price and demand for oil and natural gas
▪	fluctuations in the level of oil and natural gas exploration and development activities
▪	fluctuations in the demand for contract drilling, directional drilling, well servicing and ancillary oilfield services
▪	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity
▪	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage
▪	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs
▪	liquidity of the capital markets to fund customer drilling programs
▪	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed
▪	the impact of weather and seasonal conditions on operations and facilities
▪	competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services
▪	ability to improve our rig technology to improve drilling efficiency
▪	general economic, market or business conditions
▪	the availability of qualified personnel and management
▪	a decline in our safety performance which could result in lower demand for our services
▪

changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas

▪	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate
▪	fluctuations in foreign exchange, interest rates and tax rates, and
▪	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. You can find more information about these and other factors that could affect our business, operations or financial results in our AIF under Risks in Our Business, starting on page 30 and in other reports on file with securities regulatory authorities from time to time which you can find in our profile on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All of the forward-looking information and statements made in this Circular are expressly qualified by these cautionary statements. There can be no assurance that actual results or developments that we anticipate will be realized. We caution you not to place undue reliance on forward-looking information and statements. The forward-looking information and statements made in this Circular are made as of the date hereof. We will not necessarily update or revise this forward-looking information as a result of new information, future events or otherwise, unless we are required to by securities law.

Additional information about Precision is also available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), including the following documents:

▪	our audited consolidated financial statements, notes to financial statements and MD&A for the year ended December 31, 2019
▪	our 2019 annual report, which includes the above documents and the auditors’ report
▪	our annual information form for the year ended December 31, 2019
▪	any document or pages of any document incorporated by reference in the annual information form.

You can contact us at:

Corporate Secretary Precision Drilling Corporation Suite 800, 525 – 8th Avenue SW Calgary, Alberta, Canada T2P 1G1	Email: corporatesecretary@precisiondrilling.com Phone: 403.716.4500 Fax: 403.264.0251

2020 Management Information Circular	99

Appendix – Board of Directors Charter	Management Information Circular

PURPOSE

The board of directors (the “Board” or the “Board of Directors”) of Precision Drilling Corporation (“Precision” or the “Corporation”) is responsible for the stewardship of the business and affairs of Precision. The Board of Directors discharges its responsibility by providing direction to management of the Corporation (“Management”) and overseeing that all major issues affecting the business and affairs of Precision are given proper consideration.

BOARD RESPONSIBILITIES

The Board of Directors shall:

Strategy and Budget

▪

be responsible for the strategic direction of Precision, taking into account, among other things, the opportunities and risks of the business. The strategic plan is reviewed and adopted on an annual basis at a special meeting of the Board of Directors and Management;

▪	approve all significant transactions involving Precision, including all banking relationships and key borrowing and financing decisions;
▪	approve the annual business plan of Precision and its annual operating and capital budgets;
▪

approve, as recommended by the audit committee of the Board (The “Audit Committee”) requests from Management for (a) any additional unbudgeted capital and (b) any replenishment of the Chief Executive Officer’s (“CEO”) and/or Chairman of the Board’s capital approval authority under the Corporation’s Corporate Policy No. 2 – Authority Levels; and

▪	approve all amendments or departures proposed by Management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

 Senior Management

▪

appoint the Chief Executive Officer and, on the recommendation of the human resources and compensation committee of the Board (the “HRCC”), appoint or confirm the other senior executive officers of the Corporation;

▪

approve the corporate goals and objectives, and review the performance against these goals and objectives, for the CEO and the senior executive officers who report directly to the CEO, as recommended by HRCC;

▪

approve the compensation of the CEO and the senior executive officers who report directly to the CEO, as recommended by HRCC (with respect to the compensation of the CEO, such compensation will be determined and approved by the independent directors of the Board only); and

▪	review Precision’s succession plan for key positions at least annually and receive reports from the HRCC on key succession issues from time to time.

Health, Safety, Social and Environment

▪	oversee the Corporation’s Global Quality Health, Safety and Environmental Management System;
▪	receive periodic reports from the Corporation’s Safety and Corporate Responsibility Council;
▪	review and monitor the Corporation’s approach, planning, performance and reporting on social responsibility and sustainability;
▪	monitor regulatory regimes, trends and issues related to environmental and occupational health and safety matters and assess any related risks and external stakeholder issues.

Financial Reporting and Risk Management

•

be responsible for the integrity of Precision’s internal controls and management information systems and receive regular reports from the Audit Committee. The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems, receiving quarterly financial presentations from Management and meeting separately with, and receiving direct reports from, the internal and external auditors of Precision and reporting to the Board of Directors on such matters;

•

approve the annual audited consolidated financial statements and the interim unaudited consolidated financial statements of Precision. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee;

•

approve and recommend to the shareholders of the Corporation (the “Shareholders”), the appointment/re-appointment of the external auditor, as recommended to the Board of Directors by the Audit Committee;

2020 Management Information Circular	100

•

ensure that Management identifies the principal risks of Precision’s business and ensure the implementation of systems to manage these risks. The Board shall consider such risks and discuss the management of such risks on a regular basis, with the assistance of Management, who report to the Board on the risks of Precision’s business, and through its committees who have specific oversight over areas of risk on behalf of the Board;

•	receive reports from Management on quarterly environmental and occupational health and safety matters, significant litigation matters and compliance matters;
•	consider appropriate measures it may take if the performance of Precision falls short of its goals or as other circumstances warrant; and
•

oversee the accurate reporting of the financial performance of Precision to the Shareholders and the investment community and ensure that the financial results of Precision are reported fairly and in accordance with applicable international financing reporting standards. The Board of Directors requires that Precision make accurate, timely and effective communication of all material information to Shareholders and the investment community.

Ethics, Disclosure and Corporate Conduct

▪

be responsible, to the extent feasible, for satisfying itself of the integrity of the Chief Executive Officer and the other senior executive officers appointed by the Board and ensuring that such individuals create a culture of integrity throughout the organization;

▪

ensure Precision meets its continuous disclosure and public reporting obligations. The Board of Directors currently delegates this ongoing reporting responsibility to Management and ensures an appropriate Disclosure Policy is in place. Issues arising from the Disclosure Policy are dealt with by a committee of senior executive officers of Precision consisting of the Chief Financial Officer and the General Counsel, and such others as may be determined by them from time to time;

▪	approve material disclosure including Precision’s annual information form, annual report and annual management information circular;
▪

be responsible for approving a Code of Business Conduct and Ethics (the “Code”) applicable to Precision’s directors, officers, employees, contractors and consultants, and approve any waivers from the Code by any officer or director of the Corporation; and

▪	through regular Management reports, monitor compliance with the Code and review a summary of complaints received by the Ethics Hotline.

Delegation

▪

establish the following permanent committees to assist it with the discharge of its duties: the Audit Committee, the corporate governance, nominating and risk committee of the Board (the “CGNRC”) and the HRCC. The Board of Directors may also appoint ad hoc or special committees of the Board as it may determine from time to time. The Board of Directors will review and consider the reports and recommendations of its committees;

▪	retain its oversight function for all delegated responsibilities. As permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to Management;
▪	the Board of Directors is responsible for the appointment and removal of members and chairs of its committees;
▪

establish, through its CGNRC, Precision’s approach to corporate governance, including oversight of governance of Precision’s subsidiaries and affiliates, oversight of processes for general management of risk and reporting to the Board of Directors on all matters relating to the governance of Precision;

▪	review, by receiving the report of the CGNRC, the effectiveness of the Board of Directors, its committees and individual directors annually; and
▪	review on an annual basis and approve, upon recommendation by the CGNRC, any amendments to the Charters and chair position descriptions of each of its committees.

Board Process/Effectiveness

▪

review and approve, on recommendation from the Corporate Governance, Nominating and Risk Committee, the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director of the Corporation;

▪	approve policies designed to ensure that Precision operates at all times within applicable laws and regulations and for monitoring compliance with all such policies; and
▪

adhere to all other Board responsibilities as set forth in the Corporation’s by-laws, articles, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc.

Structure and Authority

 Composition

▪

The composition of the Board of Directors, including the qualifications of each director, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of Precision, applicable securities legislation and the rules of any stock exchange upon which the securities of Precision are listed for trading;

▪

A majority of the Board of Directors will be comprised of directors who must be determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the securities of the Corporation are listed for trading; and

▪

The directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of Precision and in connection therewith will exercise the care, diligence and skill that a reasonably

2020 Management Information Circular	101

prudent person would exercise in comparable circumstances. A director will not be liable in carrying out his or her duties except in cases where the director fails to act honestly and in good faith with a view to the best interests of Precision or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Election, Appointment and Replacement

▪

The Corporate Governance, Nominating and Risk Committee will recommend to the Board of Directors candidates for nomination as directors. The Board of Directors approves the final choice of candidates to be submitted to Shareholders and voted upon in accordance with Precision’s majority voting policy on the election of directors;

▪

The Board will appoint the Chair of the Board from among Precision’s directors. The term of each director will expire at the close of the next annual meeting of Shareholders or when a successor is duly elected or appointed;

▪

If it becomes necessary to appoint a new director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board will, under the leadership of the Corporate Governance, Nominating and Risk Committee, consider a wide base of potential candidates and assess the qualifications of proposed new directors against a range of criteria, including background experience, professional skills, personal qualities, the potential for the candidate’s skills to augment the existing Board of Directors and the candidate’s availability to commit to the Board of Directors’ activities;

▪

The Board of Directors may, between annual meetings of the Shareholders, appoint one or more additional directors for a term to expire at the close of the next annual meeting of Shareholders, provided that the number of additional directors so appointed will not exceed one-third of the number of directors who held office at the immediately preceding annual meeting of Shareholders; and

▪

Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors’ business and activities and will demonstrate integrity, accountability and informed judgment.

 Meetings and Quorum

▪	A majority of Directors present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum;
▪	The Board of Directors will not transact business at a meeting of the Board unless a quorum is present and at least one quarter of the directors present are Canadian residents;
▪

The Board of Directors meets at least quarterly and as many additional times as needed to carry out its duties effectively. At each regularly scheduled meeting, the Board of Directors meets in in camera sessions, without Management present and as a group of only the independent Directors. The Board of Directors also meets with any internal personnel or outside advisors as needed or appropriate to discharge its responsibilities, in open or closed sessions as appropriate; and

▪

Each director is expected to attend all regularly scheduled meetings in person. To prepare for meetings, directors are expected to review the materials that are sent to them in advance of such meetings.

Review of Charters and Position Descriptions

▪

The Board of Directors shall, under the leadership of the Corporate Governance, Nominating and Risk Committee, review and assess the adequacy of all Board and committee charters and all CEO and chair position descriptions at least annually and consider and adopt changes as appropriate.

Engagement

▪

The Board of Directors has adopted a Shareholder Communication Policy to express its commitment to communicate openly with shareholders and other interested parties. To communicate with the Board of Directors and with the independent members of the Board of Directors contact the Corporate Secretary at the offices of Precision, Suite 800, 525 – 8th Avenue SW, Calgary, Alberta, Canada, T2P 1G1, by telephone at 403.716.4500, facsimile at 403.264.0251 or email at CorporateSecretary@precisiondrilling.com; and

▪

All communications received will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Corporate Secretary’s discretion. The process for communication with the Corporate Secretary is also posted on Precision’s website at www.precisiondrilling.com.

Approved effective July 31, 2019

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